


GUARANTEED

GREAT YEARS


SEC MAIL PROCESSING
RECEIVED
MAY - 7 2010
WASH, D.C.
193
SECTION

2009 | ANNUAL REPORT



FIRST GUARANTY BANCSHARES, INC.

Table of Contents

FINANCIAL SNAPSHOT


$9.70
$10.70
$11.94
$11.78
$13.34
Book Value
(per common share)
2005
2006
2007
2008
2009

First Guaranty Bancshares, Inc.

In 2009, total assets rose 6.8% and total deposits rose 2.5%, while net income, common stockholders' equity and book value rose significantly. Net income increased 37.8%, total common stockholders' equity rose 13.3% and book value rose 13.2% to $13.34 per share. Our commitment to customer service, combined with our determination to succeed through difficult economic times, has guided many Bank leadership decisions which led to these impressive results. The Bank always works to benefit our customers, shareholders, communities and employees.

Profile

First Guaranty Bancshares, Inc. is the holding company of First Guaranty Bank, which it wholly owns. The Bank is a full-service financial institution with a major presence throughout Louisiana and serves customers from its 17 banking center locations. Headquartered in Hammond, Louisiana, the Company had 248 employees as of December 31, 2009. Visit www.fgb.net for additional information.


$0.57
$0.60
$0.63
$0.64
$0.64
Cash Dividends
(per common share)
2005
2006
2007
2008
2009

TRIBUTE

Dr. F. Fanancy "Snow" Anzalone, M.D., 73 years of age died Sunday, July 12, 2009 at North Oaks Medical Center. He was born on January 14, 1936, in Independence, Louisiana, son of the late Ignazio Fanancy Anzalone and Virginia Richardson Anzalone.



Dr. F. Fanancy Anzalone

1936 - 2009

Photograph courtesy of North Oaks Health System

Dr. Anzalone was a devoted husband of 55 years and a loving father and grandfather. Surviving are his wife, Kathryn Kluchin Anzalone; sons and daughters-in-law, Drs. Fanancy L. & Debra Anzalone and Michael I. & Cheryl Henkel Anzalone; daughter & son-in-law, Kathy Sue & Frank Edwards; granddaughters Tiffany Anzalone Benedict (husband SPC Richard Benedict, U.S. Army), Tracy Anzalone and Kathryn Jean, Carole and Elizabeth Edwards; and brother & sister-in-law, Phillip I. & Nell Anzalone.

Dr. Anzalone graduated from Independence High School in 1953. He attended Louisiana State University and was a member of the LSU football team from 1953 to 1956. He received his Doctorate of Medicine from Louisiana State University School of Medicine in June 1960 and completed his General Practice Internship from Southern Baptist Hospital in New Orleans in 1961.

Dr. Anzalone opened his medical practice in Independence in 1961. He was a staff member of 7th Ward Hospital (North Oaks Medical Center) and served as Chief of Staff in 1976. In 1975, he began working at Southeastern Louisiana University's Health Center and was the Medical Director from 1996 until his death. Dr. Anzalone was also a physician at the Outpatient Medical Clinic at Lallie Kemp Charity Hospital and was the Independence High School football team doctor from 1961 until his death. Since 1996, he was the physician at the North Oaks Family Medicine Clinic in Independence.

During 1966 to 1968, Dr. Anzalone was a Flight Surgeon with the United States Army Medical Corps in the Republic of Vietnam and Fort Stewart, Georgia. He was awarded the Distinguished Flying Cross, Bronze Star and Air Medal with 8 Oak Leaf Clusters.

Dr. Anzalone served on the Board of Directors for First Guaranty Bank since 1979 when the Independence office opened. His wife shared, "Dr. Anzalone was very proud to serve on the First Guaranty Bank board and told me that he learned more in this role than anywhere else in life, outside of medicine. He was very active and thoroughly enjoyed the meetings," she concluded.

Dr. Anzalone was a member of the American Medical Association, Southern Medical Association, Louisiana State Medical Society, Tangipahoa Parish Medical Society, the Louisiana State University's Alumni Association, Medical Alumni Association and the Tiger Athletic Foundation. He was also a member of the American Legion Post 109 and Mater Dolorosa Catholic Church of Independence.

75 GUARANTEED GREAT YEARS

2009 marked the 75th anniversary of First Guaranty Bank! We are pleased to be able to celebrate this landmark and to continue to serve our customers. As we reflect on our history and long-standing commitment to customer service, we know that complete commitment to customers, our mission and our values are required for continued success. Further, we are cognizant that we must continually improve our customer-oriented focus.

As a community bank, First Guaranty Bank is able to provide customers with quick answers because our decisions are made locally. Our board members are local businessmen in tune with the needs and goals of the towns and cities served. Personal attention is another First Guaranty Bank attribute that contributes to our longevity. Because we know our customers, we are able to consider the person and their character when reviewing loan applications. Community banks focus attention on the needs of families, businesses and farmers, balancing those needs with those of shareholders, employees and customers. First Guaranty Bank is very involved with the community and is active in many civic and charitable organizations and events in all the communities we serve.

At First Guaranty Bank, customers and shareholders are treated as "more than a number", sincerely cared for as a person and appreciated as a customer. Bank management ensures the financial product service offerings expand to meet the banking and financial needs of customers. We offer all the latest products including remote deposit capture for commercial customers and mobile banking.

On our 75th anniversary, we would not be here without the dedication of our employees. We take this opportunity to thank our employees, customers and shareholders, all key to our future.

Guard well your spare moments. They are like uncut diamonds. Discard them and their value will never be known. Improve them and they will become the brightest gems in a useful life.

– Ralph Waldo Emerson

A 75th anniversary is often referred to as the diamond anniversary and signified by the color white. As explained by The Diamond Source (at www.diasource.com) "the four C's are four variables that are used to calculate the value of a diamond – Clarity, Color, Cut, and Carat Weight. Clarity describes the clearness or purity of a diamond. This is determined by the number, size, nature and location of the internal (inclusions) and external (blemishes) imperfections.

Color describes the amount of color the diamond contains. Colors can also range from intense yellow to brown, blue, green, pink and red. These fancy colors are rare and therefore more valuable.

Cut refers to the proportions, finish, symmetry, and polish of the diamond. These factors determine the fire and brilliance of a diamond. Since the quality of the cut is directly responsible for the stone's beauty, the precision with which the facets are arranged is of prime importance. They determine the amount of light reflected to the eye, called brilliance.

Carat is the unit of weight for the diamond. Value per carat increases with carat size, because larger rough diamonds occur less frequently."

.Similar to the four c's used to calculate a diamond's worth, many factors are considered by shareholders and customers to determine a bank's value. In addition to the community bank mindset of customer service, many resources are available to confirm the bank is stable and secure. Call reports, annual reports and quarterly statements provide information regarding capital, assets, earnings, liquidity, loans and management. Banks are thoroughly examined by regulators who review institution performance, soundness and risk management. This annual report should provide great confidence that First Guaranty Bank is serving both customers and shareholders well. A large, flawless diamond is known as a paragon. A paragon is a perfect diamond — flawless and without inclusions. Though not perfect in every respect, First Guaranty Bank has become a paragon in banking with our established pattern of excellence.

Many individuals have, like uncut diamonds, shining qualities beneath a rough exterior.

– Juvenal

With the vision of leadership, commitment of management and employees and continued support of customers, First Guaranty Bank can expect a brilliant future. The word diamond originates from Greek word meaning unalterable, unbreakable and proper. First Guaranty Bank is unalterable and unbreakable in its commitment and properly handles all financial obligations in the letter and spirit of the laws. Diamonds have been valued as gemstones for over 3,000 years. We consider First Guaranty Bank a gem!

First Guaranty Bank is pleased to have the opportunity to serve its customers over the past 75 years. In the past year, many have been concerned about the economic conditions and the banking industry. First Guaranty Bank did not have to curtail any lending practices or reducing lending opportunities. We had long ago adopted high standards. Further, our Chairman's clarity of vision and knowledge enabled the Bank to earn significant interest income and gains from sales of assets. Much like diamonds whose value increases, First Guaranty Bank's book value per share has increased. From 2008 to 2009 book value has increased over 20%.

As we look ahead, our objectives include continued growth and an unwavering focus on our mission, values and goals. We will continue to offer the latest in financial products and services to our customers. We strive to be the paragon of community banking. We are local people, serving local people and making local decisions quickly. As a customer and shareholder, you can expect to see continued emphasis on First Guaranty Bank taking care of customers.

No pressure, no diamonds.

– Mary Case

Diamonds are only lumps of coal that stuck to their jobs.

– B. C. Forbes

75 GUARANTEED

GREAT YEARS



1934



Guaranty Bank

AND TRUST COMPANY



FIRST GUARANTY BANK

Located in the Guaranty Square lobby, the hand carved wood mural illustrates the collaborative, artistic talents of husband-and-wife team Rodney Culver Hill and Susan Miller Hill. Two panels of American Black Walnut create an 18' by 3.5' foot panorama. It depicts some of the major commercial, industrial and wildlife aspects of our area and our state.

Alligators are seen along with a turtle, frog, opossum and squirrel in their native swamp. In the water, a pirogue, skiff and modern bass boat are seen. To the right of the swamp is Lake Pontchartrain. Ducks and fish are represented, along with a variety of weather events. Quail, deer, turkey, dove and raccoon, along with native birds including sea gull and heron are also featured in the mural. Agriculture is depicted by field furrows, a tractor and chickens. Hammond is symbolized by a bus, train and trucks. Kentwood's spring water is shown. Indigenous fruit and vegetables abound. Other symbols of Tangipahoa industries are included, such as mink, rabbits, swine, cattle, poultry and dairy products. The American Flag is superimposed on our state capitol building. Louisiana's flag, bird and flower, as well as the Southeastern Louisiana University symbol are included. A bas-relief map of the Louisiana in relation to the United States locates Tangipahoa and Hammond.

March 12, 1934
- Leading businessmen from Hammond formed Guaranty Bank and Trust Company.

1934
- Obtained charter from the State Banking Department; opened with $50,000 capital and 15 original stockholders. FDIC coverage was $2,500.
- **Opened in Hammond and Amite.**
- First President: **Mr. L.A. Loustalot.**
- First Chairman of the Board: **W.H. Nalty** *(grandson Morgan S. Nalty serves on the Board today).*

1936
- **Ponchatoula office opened.**
- $1 million in assets.
- **Dr. F. Fanancy Anzalone** born.

1937
- **Marshall Reynolds** born.

1938
- **Kentwood office opened.**

1941
- World War II began and bank campaign slogans included: *"You can help win the war by investing in US Savings Bonds and Stamps"* and *"What Have I Done that Some Mother's Son Should Give His Life for Me?"*

1945
- First Guaranty Bank offered "loans to get back to normal" following the war and return of veterans.



1950s
- Growth and renovation.

1959
- 25th anniversary.



1960s
- Computers revolutionized banking.

1960
- First Drive-Up at Thomas Street office.



1967
- **Sharon Compton** hired. *(She is our current employee with the most longevity!)*



1968
- In-house data processing.



1970
- **Warren H. Wild** follows **Frank E. Patenotte** as President. **Conrad E. Anderson** serves as Chairman of the Board.

1971
- Name changed to First Guaranty Bank.

1972
- Trust Department and Small Business Loan Department established.

1973
- Established Marketing and Business Development Department.



1934
1940
1945
1950
1955
1960
1965
1970
1975

Elsewhere in the world ...

1934
- Adolf Hitler becomes Führer of Germany, becoming head of state as well as Chancellor.
- The World Series matched the St. Louis Cardinals against the Detroit Tigers, with the Cardinals' "Gashouse Gang" winning in seven games for their third championship in nine years.
- Bonnie Parker and Clyde Barrow are gunned down by law enforcement eight miles from Gibsland, LA *(very near the Dubach*

1941
- Pearl Harbor attacked.

1945
- Atomic bomb dropped on Hiroshima.

1946
- Southeastern Louisiana University was formally approved and accepted as a four-year degree institution.

1954
- The first mass vaccination of children against polio begins in Pittsburgh, Pennsylvania, United States.
- Texas Instruments announces the development of the first transistor radio.
- Marilyn Monroe marries baseball player Joe DiMaggio.

1955
- Rosa Parks refuses to give up her seat on the bus.

1957
- Sputnik begins Space Race.

1959
- New Cuban government of Fidel Castro; Alaska and Hawaii become states.

1961
- John F. Kennedy President; Bay of Pigs Invasion; Berlin Crisis.

1962
- Cuban Missile Crisis; John Glenn orbits earth in Friendship 7.

1963
- MLK "I Have a Dream" speech – March on Washington.

1964
- The Ford Mustang is officially unveiled to the public.
- The Beatles vault to the #1 spot on the U.S. singles charts for the first time, with "I Want to Hold Your Hand," starting the British Invasion in America.

1969
- Man walks on the moon.

1973
- Watergate hearings.

1974
- Pocket calculators start to appear in shops.
- Hank Aaron breaks Babe Ruth's career home run record.
- Patty Hearst kidnapped by SLA.
- The "Heimlich maneuver" will save thousands of people from choking to

2009






75
GUARANTEED

GREAT
YEARS



1974
- Mortgage Loan Department established.

1975
- First Guaranty Square opened its 52,000 square foot, ultra modern building with 3 floors, occupying an entire city block in Hammond's business district.


Welcome to First Guaranty Square

1976
- **Independence Office opened.**
- Financial Information Center completed with most modern in computer technology.
- **E.A. Courtney** completes his term as Chairman of the Board.

1977
- First ATM machine.
- **Conrad E. Anderson** becomes Chairman and serves to 1980.

1979
- **Berryland & Guaranty West offices opened.**
- First Guaranty Square opened the "Guaranty Gallery" enabling local artists to feature their works.
- "Dimension" a state-of-the-art phone system installed allowing conference calls, transfer calls, forward calls, automatic call back and dictaphone.

1980
- Customers who used ATMs, received a free Chick-Fil-A coupon.
- **Parker C. Gabriel** serves as President.

1981
- **Tom Matheny** serves as Chairman of the Board.

1983
- **Mary Ann Cefalu** becomes Chairman of the Board and serves in this capacity until 1994.
- **Anil Patel** serves as President.

1984
- Bank's 50th anniversary.

1985
- **Roger Clarke** and **Ralph Ross** serve as CEO and President, respectively.

1986
- **Josh C. Cox, Jr.** serves as President.

1988
- First Guaranty Bank financed the first Affordable Housing Development in the State of Louisiana.

1991
- **Rick A. Jensen** serves as President.

1993
- **Robert H. Beymer, Jr.** becomes President.

1995
- **Darrell E. Cremeans** becomes President.

1996
- **Don W. Ayers** serves as President and CEO.

  Marshall T. Reynolds serves as Chairman of the Board.

2001-2003
- **Stanley M. Dameron** serves as President.

2005
- **Michael R. Sharp** becomes President and CEO.

2007
- First Guaranty Bank now owned by a one-bank holding company, First Guaranty Bancshares, Inc.
- **Michael R. Sharp** named President and CEO of First Guaranty Bankshares, Inc.

2009
- **Alton B. Lewis** named Vice Chairman of the Board and Chief Executive Officer of First Guaranty Bancshares, Inc. and First Guaranty Bank. **Michael R. Sharp** continues to serve as President of First Guaranty Bankshares, Inc. and President and Chief Lending Officer of First Guaranty Bank.







1980
1985
1990
1995
2000
2005
2009
FIRST GUARANTY BANK

1974
- President Richard Nixon resigns over Watergate.

1975
- The Super Dome in New Orleans is completed.

1979
- 3 mile Island; Iran Hostage crisis begins.

1980
- Mt St Helens erupts; US boycotts Moscow olympics.

1981
- Reagan becomes president; Iran releases hostages.

1982
- The term AIDS ("acquired immune deficiency syndrome") is used for the first time.

1983
- US Invades Grenada.

1984
- The Macintosh computer introduced.

1986
- Space Shuttle Challenger accident.

1990
- Iraq invades Kuwait, leading to Gulf War.

1995
- Oklahoma City bombing.

September 11, 2001
- Terrorists attack United States

2005
- Hurricane Katrina strikes Louisiana and the Gulf Coast and became the costliest hurricane of all time.

2008
- Barack Obama is elected as the first African-American President.


2010 – Benton

2009
- The New Orleans Saints had an outstanding football season, led by coach Sean Payton and quarterback Drew Brees. *(The Saints went on to win Superbowl XLIV, defeating the Indianapolis Colts 31-17).*

Our Mission

Our mission is to consistently deliver quality customer service, thereby instilling customer loyalty and ultimately enhancing shareholder value.

Our Values and Goals

Customers.

We believe that every customer is our most important customer. We endeavor to provide levels of service that exceed their expectations.

Employees.

We believe that our employees are our greatest asset as demonstrated in their professionalism and dedication. We encourage open communication and strive to cultivate an entrepreneurial environment in which our employees feel highly responsible for the performance of the Company. We believe in an environment where they will contribute new ideas and innovations that will help both us and them excel.

Stockholders.

We seek to enhance stockholder value by continually improving the quality of assets, growth in earnings, return on equity and dividend payout.

Community.

We strive to be a socially responsible corporate citizen by supporting community activities and encouraging employees to be actively involved in our communities. We are committed to the success of the communities that we serve, the same communities our employees call home. Our goal is to participate in making our communities better places in which to live, work and play.

First Guaranty Bank BOARD OF DIRECTORS



SEATED FROM LEFT TO RIGHT:
Nicholas A. Saladino, Alton B. Lewis, Jr., *Chief Executive Officer,* Marshall T. Reynolds, *Chairman,* Michael R. Sharp, *President* and F. Jay Taylor.

STANDING FROM LEFT TO RIGHT:
Charles Brister, Andrew Gasaway, Jr., Sam P. Scelfo, Jr., Anthony J. Berner, Jr., Daniel F. Packer, Jr., Morgan S. Nalty, Collins Bonicard, William K. Hood, Edwin L. Hoover, Jr., Dr. Phillip E. Fincher, Edgar R. Smith, III and Robert H. Gabriel.

NOT PICTURED: Daniel P. Harrington

Marshall T. Reynolds
Chairman of the Board, First Guaranty Bancshares, Inc.
Chairman of the Board, First Guaranty Bank
President & CEO, Champion Industries

Alton B. Lewis, Jr.
Vice Chairman of the Board and Chief Executive Officer, First Guaranty Bancshares, Inc.
Vice Chairman of the Board and Chief Executive Officer, First Guaranty Bank

Anthony J. Berner, Jr.
President, Pon Food Corporation

Collins Bonicard
Secretary to the Board, First Guaranty Bank, Independent Contractor & Building Inspector

Charles Brister
President & Owner, Brister's Rental & Consulting

Dr. Phillip E. Fincher
Retired Economics and Finance Professor of Louisiana Tech University

Robert H. Gabriel
President, Gabriel Building Supply

Andrew Gasaway, Jr.
President, Gasaway • Gasaway • Bankston, APAC

Daniel P. Harrington
President, HTV Industries, Inc.

William K. Hood
Director, First Guaranty Bancshares, Inc.
President, Hood Automotive Group

Edwin L. Hoover, Jr.
President, Encore Development Corporation

Morgan S. Nalty
Investment Banking Executive & Partner, Johnson, Rice & Company, LLC

Daniel F. Packer, Jr.
Chairman of the Board, Entergy New Orleans

Nicholas A. Saladino
Retired Mayor, Town of Kentwood

Sam P. Scelfo, Jr.
President, Gambino's Bakeries & Caterers, Inc.

Michael R. Sharp
President, First Guaranty Bancshares, Inc.
President and Chief Lending Officer, First Guaranty Bank

Edgar R. Smith, III
President & Chairman of the Board, Smitty's Supply Inc.

Dr. F. Jay Taylor
Labor-Management Arbitrator;
Former President, Louisiana Tech University

DIRECTORS EMERITUS:
Robert L. Shell, Jr. & Robert H. Beymer

First Guaranty Bank ADVISORY BOARD

The members of the Advisory Board of First Guaranty Bank are Thomas "Tommy" D. Crump, Jr., Carrell G. "Gil" Dowies, III, Dr. Phillip E. Fincher, John D. Gladney, M.D. and Britt L. Synco. In addition to vast experience as bank directors, these gentlemen represent decades of expertise in both wholesale and retail marketing in North Louisiana. They provide valuable insight into the financial and civic activities that affect the Company's performance.

Management has found this group of advisory directors to be vital in all aspects of the Company's activities. They are particularly helpful in developing lending and marketing philosophies and providing critical insight into developments in the fields of agriculture, forestry, oil and gas production and other business activities.


Thomas "Tommy" D. Crump, Jr.


C. Gil Dowies, III


Dr. Phillip E. Fincher


John D. Gladney, M.D.


Britt L. Synco

COMMUNITY COMMITMENT

First Guaranty Bank is committed to our local communities. Listed are the institutions and associations that we have assisted with contributions during the year. **Contributions are a priority budget item for our Bank.** In 2009, First Guaranty Bank contributions for community support exceeded $378,000.00. In addition to these contributions, employees personally contribute and volunteer significant time and energy to these worthwhile causes. At First Guaranty Bank, our goal is to leave the communities we serve better than we found them.

- Hammond Police Union Local 34
- Independence Sicilian Heritage Fundraiser
- Jennings Lions Club
- Louisiana Bankers Association
- Livingston Fire Protection
- Options, Inc.
- Operation We Care – Support Troops
- Ponchatoula High School Baseball Boosters – Grand Slam Baseball
- SLU Development Foundation – Gold Sponsor Chef's Evening
- St. Thomas Aquinas High School – Cross Country Program
- Special Olympics Louisiana – Blues N BBQ
- TARC – Blues N BBQ
- AARP Hammond Chapter #3343
- 4 Paws Rescue Inc.
- Hammond Firefighters Association – Convention Contribution
- Lake Claiborne Inc. – 4th of July Fireworks/Parade
- March of Dimes – Stuffed Animal Fundraiser
- Tangi Humane Society – Dakota Heartworm Treatment
- Citizens Community Outreacah Program – Children Fundraiser

- University United Methodist Church – Baseball Trip
- American Cancer Society – Luminaria Sponsor Relay for Life
- Amite Tangi-Digest – Kentwood Church Page Ads
- Amite Tangi-Digest – Amite Church Page Ads
- Benton High School - Sponsor Cheer Clinic & Parents Day Fundraiser
- Hammond High School – Aspiring Chefs Program
- Hammond Junior Auxiliary – Silver Sponsor Children's Benefit
- Hammond Chamber of Commerce

- Ponchatoula Chamber of Commerce
- Jennings High School – Operation Graduation
- Knights of Columbus
- Louisiana Bankers Association – PAC Contribution
- March of Dimes
- Mater Dolorosa School – Motorcycle Rally/Parade
- Ponchatoula Strawberry Festival – Festival Booklet Back Cover Ad
- Ponchatoula High School Baseball Boosters – Grand Slam Sponsor
- Tangipahoa Parish 4-H – Sponsor Jr Swine Champion

- TARC – Radiothon Sponsor
- United Way – Tangipahoa Parish – Corporate Pledge
- Vermilion Parish Sheriff – Reserve Unit Contribution
- American Cancer Society – Denham Springs Gold Sponsor Relay for Life
- Children's Hospital – Gold Sponsor Golf Tournament & Team
- Fellowship of Christian Athletes – Gold Sponsor
- Land Trust for Southeast Louisiana
- Sugar Fest High School
- St. Jude Children's Hospital

- Club de Villa West
- American Legion Auxiliary #47 – Girls state Sponsor
- Amite Tangi-Digest – Kentwood Church Page Ads
- Amite Tangi-Digest – Amite Church Page Ads
- Sicilian Festival Open House – Catering, Food & Beverage Contributions
- CASA Services, Inc.
- Claiborne Bass Busters – Don Ceccarelli Fundraiser
- Independence High School
- Independence Chamber of Commerce
- Independence Volunteer Fire Department
- Independence Police Department
- Jennings Daily News – Church Page Ads
- Knights of Columbus – Abbeville
- Richard Murphy Hospice Foundation

- Mater Dolorosa School
- Ponchatoula Times – Church Page Ads
- Ponchatoula High School – Girls Basketball Trip
- Ponchatoula High School – Cheerleaders Contribution
- TARC
- Meet N Greet Reception
- Amite Oyster Board – Pageant Program Ad
- Cynthia Boucher Medical Fund
- Claiborne Academy – Golf Tournament Sponsor
- Livingston Parish Chamber of Commerce
- Mt. Olive Christian School
- St. Jude's Children's Hospital – Sponsor Piney Hills RC
- St. Albert's Catholic Student Center – Mission Trip

- Independence Italian Festival – Food, Flowers & Supplies Contributions
- Blues N BBQ
- Amite Chamber of Commerce
- American Legion Auxiliary #47 – Sponsor Boys State
- Albany High School
- Hammond High School – Renaissance Foundation
- Hammond Regional Arts Center
- Haynesville Lions Club – Golf Tournament
- Independence Chamber of Commerce – Eggcitement Celebration
- Independence Summer Baseball – Sponsor Baseball Team
- Kentwood Rotary Club – Platinum Sponsor Golf Tournament
- Knight of Columbus of Amite
- Kiwanis Club of Jennings

- North Vermilion Youth Athletics – Sponsor Baseball Team
- Ponchatoula High School – Greenwave Sponsor
- Quail Hollow MGA – Golf Tournament Hole Sponsor
- Rotary Club of Amite – Golf Tournament Hole Sponsor
- SLU Development Foundation – Tom Sharp Memorial Foundation Golf Tournament
- Tangipahoa African American Heritage Museum & Veterans Archive – Greenville Park Class Reunion
- Claiborne Academy – Tuff Sport Basketball Scoreboard
- VFW Hammond Post #3652
- Monterey Classic Men's Golf Sponsor
- Patriots Dads Club
- Cystic Fibrosis Louisiana Chapter
- Corney Creek Festival

- American Cancer Society – Gold Sponsor Relay for Life
- Boy Scouts of America
- Claiborne Parish 4-H Foundation – Watermelon Festival
- Independence High School – Graduation Breakfast
- Independence High School – Yearbook Ad
- Independence Middle School – Graduation Breakfast
- Town of Independence – Land Donation
- Kiwanis Club of Amite – Defibrillator Fundraiser
- Kiwanis Club of Ponchatoula
- Minden Charity Classic Inc.
- Mater Dolorosa School – Graduation Breakfast
- Ponchatoula High School – Project Graduation

- Tangipahoa Homebuilders Association – Spike Party Sponsor
- Town of Walker – 100th Birthday Celebration
- Xplosion Baseball LLC
- Claiborne Charity Inc.
- Claiborne Parish Fair – Fair Catalog Ad
- Hammond Elite Basketball
- Summerfield High School – Jon Eric Memorial Baseball Tournament
- St. Albert's Catholic Student – Mission Trip
- Society of St. Vincent dePaul – Uniforms for Kids
- Coastal Conservation Assocation – Banquet
- Claiborne Healthcare Foundation Inc. – Homer Memorial Hospital
- Claiborne Scholars Committee



erican Cancer Society – gipahoa Relay for Life d Sponsor
ite Junior Auxiliary – iolarship Award
J Development indation
J Fanfare – Gold onsor
Scout Council of SE uisiana – Day Camp
mer Lions Club
vanis Club of ichatoula – Golf urnament Hole Sponsor

Kiwanis Club of Ponchatoula – Golf Tournament
Mater Dolorosa School – Vacation Bible School
North Louisiana Team Roping Association
NOLA Allstar Baseball, Ages 11 – 12
Ponchatoula Adopt-A-Cop
Greater Rock Zion Missionary
Girl Scouts of Louisiana Troop #1449

Girl Scouts of Louisiana Troop #543
Society of St. Vincent dePaul – Uniforms for Kids
Crimestoppers of Tangipahoa – Awards Luncheon Sponsor
Springfield Youth Association Softball Allstars
Hammond Little League Allstars - Contributions & Uniforms/Equipment
City of Ponchatoula - Office Rental

Bossier Chamber of Commerce – Sponsor New Teachers Luncheon
Bossier Chamber of Commerce
City Court of Hammond – Back to School Fair
Dubach Restoration – Sponsor Chicken Festival
Hammond High School Football Booster – Program Ad
Hamond High School Football Booster – Stadium Banner
Kiwanis Club of Amite – Corporate Sponsor Golf Tournament
NOLA Allstar Baseball, Ages 13 – 16
North Louisiana AHEC

Operation We Care – Pillow Drive
Rotary Club of Benton – Silent Auction Fundraiser
SLU Athletic Association – SLU Sports Package
St. Thomas Aquinas High School – 2009 Annual Appeal
Ladies on the Move Social Club – School Supplies
Louisiana Oil & Gas Museum Foundation
St. Jude's Children's Hospital
SLU Columbia Theatre for the Arts – Season Tickets
Cheersport Academy
St. Scholastica Priory

iite High School – Football Program
icks Unlimited
mer Police Department – Child Safety uncil
mer High School – Cheerleaders ntributions
erndon Magnet School – Sponsor usic Program
dependence High School – ieerleader Fundraiser
nnings High School Quarterback Club Football Program Ad
wn of Kentwood – School Supplies iveaway
allie Kemp Foundation – Gala Sponsor
orth Vermilion High School – Yearbook d
ational MS Society – Bike Tour
ak Forest Academy – Yearbook ponsorship
utdoormen Helping Others Inc. – nnual Banquet Fundraiser

Ponchatoula High School – Sponsor Lady Wave Basketball Sign
Rogers C. Jackson Memorial – Gold Sponsor Scholarship Fundraiser
St. Thomas Aquinas High School – Football Program Ad
SLU Alumni Association – Sponsor SLU Presidential Investiture
Tangipahoa Home Builders Association – Grand Sponsor Golf Tourament
Vivian Chamber of Commerce – Shirley Young Scholarship
Beacon Light Baptist Church - Scholarship Fund
Homer Pelican Quarterback Club – Football Program Ad
Livingston Parish Chamber of Commerce – Major Sponsor Golf Tournament
Ponchatoula Little/Junior League - Team Sponsor
Tope La Louisiana Inc.
Community Foundation – Haley Scholarship Award

SLU – Lions Luncheon Door Prizes
Chicken Festival – Cooking Contest Prizes
Hammond High School – Boys Basketball
Hammond High School – Robotics Program
Haynesville Lions Club – Flag Service on Holidays
Herbert S. Ford Memorial Museum – Triumph Over Tragedy
Independence Middle School – Banner Sponsor
Knights of Columbus of Amite – Fundraiser Dinners
Ponchatoula Lions Club – Benefit Dinner

Special Olympics Louisiana
Tangipahoa Parish Sheriff's Office – Mounted Division Contribution
Vermilion Catholic School – Yearbook Ad
Walker High School – Gym Sign
Claiborne Academy – Football Program Ad
Claiborne Academy – Sign Renewals
Future Athletes of LA Inc. – Golf Tournament Hole Sponsor
Live Oak High School – Golf Tournament Hole Sponsor
Lake Arthur High School – Cheerleaders Bronze Sponsor
Bossier City Lions Club – Football Program Ad

mite Art Club
mite Chamber of Commerce – Bon Appetit Festival
American Cancer Society – angipahoa Relay for Life
Benton High School – Baseball Field Sign
Bossier Restoration Foundation – Sustainer Sponsor Heritage Village
Haynesville Quarterback Club – Stadium Sign
The Italian Festival Inc.
Louisiana Tech Foundation Inc. – Athletic Club Contribution
Oil City Police Department – Equipment Fundraiser
Holy Ghost 1961 Reunion
Oak Forest Academy – Carnival Fundraiser

Oil City Elementary Magnet School – Yearbook Ad
Our Lady of Pompeii Church – Leukemia Fundraiser
Tangipahoa African American Heritage Museum & Veterans Archive – Sponsor Black Tie Affair
The Wounded Warrior Project – Disposable Heroes Project
Charlie Landry Memorial – Golf Tournament Tee Sponsor
Haynesville High School – Homecoming Luncheon Sponsor
Ponchatoula Little/Junior League – Football Field Banner
Town of Benton Festival Fund – Gold Sponsor Christmas on the Square

Albany High School – Baseball Contribution
Hamond Area Recreation Department – 2 Team Sponsor
Haynesville Quarterback Club – Football Team Luncheon
Independence Police Department – Christmas with Santa
Kentwood High School – Football Team Trip
Loranger High School – Basketball Program Ad
Ponchatoula Youth – Team Sponsor
Ponchatoula High School Baseball Boosters – Sign
Rotary Club of Amite – Catfish Dinner Fundraiser
St. Thomas Aquinas High School – Lobster Bash Sponsor
Santa Bear
American Cancer Society – Relay for Life
TARC – Golf Tournament Hole Sponsor

Vivian Chamber of Commerce – Country Christmas Sponsor
Bernice Business Club
Claiborne Academy
Glenbrook School – Big Money Raffle Fundraiser
Homer Elementary School – Fall Fun Festival
Livingston Parish Chamber of Commerce – Chamber Gala
Ponchatoula High School Booster Club Inc – Field Sign
Meaux-Nunez Fire Department – Print Dinner Tickets
Citizens Community Outreach Program
Central Tangipahoa Head Start
Claiborne 4-H Livestock Club – Livestock Award

Dubach High School – Adopt-A-School
Hammond Chamber of Commerce – Sponsor Installation Banquet/Awards
Hico Elementary School – Adopt-A-School
Independence High School – Football Team Contribution
Ponchatoula Area Recreation – Corporate Sponsor
SLU Alumni Association – Sponsor Felion Luncheon
Lions Club – Catering Contribution

Haynesville High School – Football Playoffs
Haynesville High School – Football State Champions
Land Trust for Southeast Louisiana
Claiborne Academy – Golf Club Contribution
Caring Hands Inc.
Calvary Baptist Church
Dubach High School

2009 Contributions over $378,000.00.



Alton B. Lewis, Jr.
Vice Chairman of the Board and
Chief Executive Officer

Dear Shareholders,

For over 70 years, First Guaranty Bank has stood strong in Louisiana and consistently weathered all types of adversity from recession, through wars and national and international financial crises. Through all adversity, First Guaranty Bank has continued to grow and, like a diamond, increase in value for its shareholders. This trend continued in 2009 as First Guaranty Bank's earnings grew to $7,000,000 for the year while the national and world economies continued to struggle. First Guaranty Bank's success is due to First Guaranty's ability, under the leadership of its Board, Chairman and management to adapt to the changing economic situation. First Guaranty Bank expects to continue this strong growth in 2010.

In the past 10 years, First Guaranty Bank has acquired other institutions or specific branches of other institutions in order to increase First Guaranty Bank's presence in the State of Louisiana and increase profitability. It is the intention of the Board of Directors and management of First Guaranty Bank to continue this course of action with future acquisitions. In 2009, several proposals for merger and/or acquisition were reviewed and evaluated. None of the proposals presented were considered to contain the proper balance of opportunity for profitability with preservation of the integrity of First Guaranty Bank. For this reason, none of these proposals were pursued. It is the intention of the Board of Directors and management to continue to review and evaluate opportunities which are presented in order to continue the growth and profitability of First Guaranty Bank.

Concurrently with growth and increased profitability through acquisitions, First Guaranty Bank continues to reduce expenses and reduce risk of loss. Ongoing steps are being taken to strengthen the infrastructure of First Guaranty Bank and to increase accountability.

Additionally, new programs and procedures have been introduced and put into effect under the guidance of President Mike Sharp to take advantage of the restructuring of the banking industry and increase the volume of loans held by First Guaranty Bank. The Credit Department is carefully scrutinizing and evaluating loan opportunities presented in order to ensure the quality of the loan portfolio is maintained.

The stage is set. First Guaranty Bank now has the opportunity to make a significant step forward in the year 2010. Another step forward to increase value for shareholders and the diamond that is First Guaranty Bank.

Sincerely,

Alton B. Lewis, Jr.
Vice Chairman of the Board and Chief Executive Office
FIRST GUARANTY BANCSHARES, INC.
Vice Chairman of the Board and Chief Executive Officer
FIRST GUARANTY BANK

Report from the President

75 years proud. 75 years strong. 75 years of celebrating our Louisiana cultural heritage. That is our legacy at First Guaranty Bank. We are a successful statewide company and do well in the markets we serve. Hammond is the largest population base in which we are located. As rural area specialists, we manage a proper balance of deposit gathering with community reinvestment in the lending function.

Many banks in our country experienced losses, were closed or had poor earnings as a result of the economic meltdown we witnessed. First Guaranty had earnings totaling $7.6 million in 2009. This is an increase of 37.8% over the 2008 period. The Bank's book value per share increased to $13.34 at year end 2009 up from $11.78 for year end 2008. This clearly is the product of outstanding leadership and focus manifested by our highly involved Board of Directors and Chairman.

The stressed conditions prevalent in our industry pose significant opportunity for First Guaranty across our trade areas. In the fourth quarter of 2009 we reinvigorated our marketing and business development efforts by refining our lender calling programs. This effort is coordinated through five regions of the State with the respective Region Managers being accountable for growth targets. In spite of the media's effort to maintain the perception of a recession, our national economy is beginning to show features of a rebound. First quarter retail sales indicate consumer spending broadened. Sales of motor vehicles, clothing and furniture rose a seasonally adjusted 6.7%, 2.3% and 1.5% respectively.

Our state's economy in relative terms is much better than most other states. Our unemployment remains lower than the national average and our state government's bond ratings have significantly improved as a result of fiscal reform. The Louisiana foreclosure rate is lower than most other areas and our economy is diversified. North Louisiana's Shreveport- Bossier MSA will add jobs this year and next with boosts coming from the Haynesville Shale oil and gas activity, the U.S. Support Group, attraction of the Global Strike Force to Barksdale Air Force Base, highway construction projects and the large SWEPCO gas-fired plant. In addition, the rural areas provide additional economic support with the timber, poultry and farming enterprises. In Southwest Louisiana we experienced oil field service growth and an improving agricultural structure particularly in rice and sugarcane. Southeast Louisiana continues to enjoy economic stability due to oil field service support functions, tourism, small business growth and medical industry expansion.

First Guaranty's loan portfolio reflects this economic diversity and operates in all three areas described above. In summary, our state is unique and this quality makes First Guaranty Bank special. The people of Louisiana are inherently creative and diverse. The strength of our traditions, be it music, food, architecture or literature, binds us like no other.

Thank you for your investment in our corporate family. If you are not a customer, please become one.

Sincerely,



Michael R. Sharp
President
FIRST GUARANTY BANCSHARES, INC.
President and Chief Lending Officer
FIRST GUARANTY BANK



Michael R. Sharp
President and
Chief Lending Officer



Larry A. Stark
Executive Vice President
Guaranty Square

Report from the Executive Vice President

Seventy five years ago the country was in the throes of the Great Depression. It must have taken a great well of optimism and faith in the future for investors to have started a commercial bank in the midst of widespread economic and political turmoil of 1934. But that is exactly what the founders of First Guaranty Bank did.

As I write this, the country's economy continues in the midst of the worst downturn since post WW II. Recently, state unemployment rates collectively rest slightly under double digits, with nine states reflecting this statistical series' highest unemployment rates since its inception, as the economy enters its 28th month since the downturn began. Moreover, industrial production dipped below the 2002 level in several months last year. Yet another indication of the severity of the current downturn was that the US imported the fewest barrels of crude oil in a decade (although perhaps efficiencies in consumption, achieved over recent years, of this vital commodity have combined with reduced economic activity to help generate the result).

Still, we also can find reason for optimism in the future in spite of the above statistics. The stock market, measured by the S&P 500, has risen greater than 73% from its lows some 13 months ago (remaining, yes, 25% below its peak in the most recent market cycle). Manufacturing increased at its fastest rate in more than five years. Perhaps not so coincidently, commodity prices have rebounded as copper, platinum and oil prices hit 17 month highs. All of this and more must continue positive trends, of course, before the jobs market fully recovers, but at least the unemployment rate has not increased since reaching a 26 year high of 10.1% in October of last year.

More locally, Louisiana's unemployment rate is some 200 basis points below the national average (and more than 500 basis points below its statistical series high, going back to January 1976). Perhaps this factor has contributed to Louisiana's three consecutive years of net population in-migration, with more people moving to Louisiana from other states than out. In fact, one estimate of the state's five year population projects a 4.77% growth rate.

First Guaranty finished 2009 profitably, and equally important, with more capital. Total common equity increased 13.3% year-over-year, and was necessary to support balance sheet growth, past and future. Profitability is the first line of defense against financial adversity, and we have budgeted increased profitability in 2010, compared with 2009's results. Just as our founders did 75 years ago, we face the future with a spirit of optimism and a sense of renewal.

Larry A. Stark
Executive Vice President, Guaranty Square
FIRST GUARANTY BANK

Report from the Chief Financial Officer

The year 2009 marked our 75th anniversary. We have been providing our customers and communities with 75 years of "Guaranteed" great products and services. This level of achievement could not have been reached without the dedication of the Board of Directors, Management and staff, along with the support and loyalty of our customers and shareholders.

Beginning mid-2008 and continuing through 2009, our country has been faced with the global economic downturn, the sub-prime mortgage crisis, falling home prices, investment bank failures and tighter credit. With the contracted GDP (Gross Domestic Product), this has been the deepest and longest downturn since the Great Depression.

Through tough economic times in 2009, the Company reflected $7.6 million in net income, a 37.8% increase from the prior year. Earnings per common share increased to $1.26 in 2009 from $0.99 in 2008, an increase of 27%. In 2009, many companies either reduced or eliminated their payments of dividends to its shareholders. We are proud to report, that First Guaranty Bancshares, Inc. did neither of these. The Company paid $0.64 per common share to its shareholders and dividends paid to shareholders has increased 12% over the last five years. The Company's dividend payout ratio was 50.8% in 2009.

Throughout 2009, our country experienced 140 bank failures, the most since the banking crisis in the late 1980 to the early 1990's. These banks did not have the capital to support the losses incurred, whether it related to sharp decline in real estate values, the double-digit unemployment rate which increased loans in default or losses in the securities portfolio. Our Company remains well capitalized under the capital adequacy guidelines issued by the FDIC. At December 31, 2009, common capital was $74.2 million compared to $65.5 million at December 31, 2008, an increase of 13%.

While, in aggregate, all FDIC insured institution's ("peers") assets declined 5.3% in 2009 from 2008, our assets increased 6.8%. Assets totaled $930.8 million at December 31, 2009 compared to $871.2 million at December 31, 2008. Peer return on average assets at December 31, 2009 was 0.09%. Our return on average assets as of December 31, 2009 was 0.80% compared to 0.69% as of December 31, 2008.

We are proud to serve our customers, communities and shareholders. We look forward to continuing offering great customer service, satisfaction and "Guaranteed" great years in the future.

Sincerely,



Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
FIRST GUARANTY BANCSHARES, INC.
Senior Vice President and Chief Financial Officer
FIRST GUARANTY BANK



Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Senior Vice President and Chief Financial Officer
First Guaranty Bank



Glenn A. Duhon, Sr.

Senior Vice President and Banking Center Manager, Abbeville

Report from the Senior Vice President and Banking Center Manager

Since 1934, First Guaranty Bank has provided great service to hardworking customers in various communities throughout the State of Louisiana. As a lending institution in its 76th year of operation, the continued commitment to our customers is a guarantee for many years into the future.

In Southwest Louisiana, the effects of Hurricanes Rita and Ike are slowly fading, as our agriculture customers are able to increase the acreage of rice being planted due to the gradual flushing of saltwater from farmland and irrigation canals. This slow, but steady, decrease in salinity has also benefited our area by increasing the production of crawfish.

First Guaranty Bank's Southwest Banking Centers again prospered in 2009, commercial business lending, account and deposits have increased. The Abbeville Banking Center experienced an increase in deposits of approximately $4.6 million and an increase in loans of approximately $9 million, all while keeping delinquency and loss at a minimum. Likewise, I am confident that the Jennings Banking Center should soon begin to show an increase in loan volume and deposits.

I applaud the continued commitment of our hardworking employees toward superior customer service. Their dedication and loyalty to this great institution will result in the continued success of First Guaranty Bank into the future.

Glenn A. Duhon, Sr.

Glenn A. Duhon, Sr.
Senior Vice President and Banking Center Manager, Abbeville
FIRST GUARANTY BANK

Report from the Senior Vice President and Commercial Lender

Any successful business must begin with much preparation. The founders of First Guaranty Bank envisioned a Bank that would help people achieve their financial dreams and goals. Even in the midst of the Great Depression, these founders prepared and were able to establish First Guaranty Bank. Success comes from preparation, and in the case of First Guaranty Bank, a respected record of financial service can be traced back 75 years to 1934, our 75 years of Guaranteed Great Years of service.

Another important attribute of First Guaranty Bank are the personal relationships formed with our customers. In this light, First Guaranty Bank has recommitted itself to work with our customers to insure that they receive the personal service that they need. We meet with current customers and other individuals to discuss their banking needs. Information concerning our products and services are presented in order to expand and broaden our product penetration.

I am proud to say Tangipahoa Parish loans grew by $25 million in 2009 even though loan demand continues to be soft for construction and development loans in this market. First Guaranty Bank continues to grow and remain strong due to its ability to locate the strongest loans in this market. By diversifying our loan portfolio, we have grown into other segments of the market. During this time, First Guaranty Bank does not exclude markets or credit types despite the tough credit market.

In addition to loan growth, we also saw an increase in non-government deposits again this year in Tangipahoa Parish. We plan to continue this trend of growth, while promoting our checking account products and services.

We are proud of our 75 Guaranteed Great Years of success. Through the insight and commitment of our founding fathers, shareholders, directors, officers and employees, we look forward to another prosperous year.



Mark W. Mobley
Senior Vice President and Commercial Lender, Guaranty Square
FIRST GUARANTY BANK



Mark W. Mobley
Senior Vice President and Commercial Lender, Guaranty Square

First Guaranty Bank | OFFICERS



EXECUTIVE

Alton B. Lewis, Jr.*
Vice Chairman of the Board and
Chief Executive Officer
Guaranty Square

Michael R. Sharp*
President and Chief Lending Officer
Guaranty Square

Larry A. Stark
Executive Vice President
Guaranty Square

Michele E. LoBianco*
Senior Vice President and
Chief Financial Officer
Guaranty Square

SENIOR VICE PRESIDENTS

Eric J. Dosch
Chief Credit Officer
Guaranty Square

Glenn A. Duhon, Sr.
Southwest Louisiana Regional Manager
Abbeville

Michael F. Lofaso
Southeast Louisiana Regional Manager
Ponchatoula

Mark W. Mobley
Southwest Louisiana Regional Manager
Guaranty Square

Vice Presidents

Mark A. Bagwell
Thomas F. Brothers
Cheryl Q. Brumfield
Christopher O. Coker
Ronald W. Edmonds
Denise D. Fletcher
Bernadette Z. Kemp
Stephen P. Lampton
Vera S. Matthews
William D. McCormick, Sr.
Karen T. Perault
Evan M. Singer
Reneé S. Young

Assistant Vice Presidents

Teri L. Duncan
Pamela A. Gaspard
Joyce N. Glass
Ludrick P. Hidalgo
Mikki M. Kelley
Robert M. Mizell
Jeremy K. Moore
Ronald C. Pittman
Christy L. Wells

Officers

Edward P. Bertoniere
Pamela A. Carrico
Frances L. Carrington
Vanessa R. Drew
Jake I. Duos
Jeannette N. Ernst
Danielle D. Fridge
Frances M. Mashon
Tiffany C. Moore
Michael A. Mosbey
V. Diane Patterson
Scott B. Schilling
Lisa B. Thompson
Randy S. Vicknair
Jeffery C. Wainwright
Amy N. Wales
Deborah B. Westmoreland

** Officers of First Guaranty Bancshares, Inc.*

Banks Headquartered in Louisiana | *Ranked by Asset Size as of December 31, 2009*

Rank	Bank	City
1	Whitney National Bank	New Orleans
2	Iberiabank	Lafayette
3	Hancock Bank of Louisiana	Baton Rouge
4	Community Trust Bank	Choudrant
5	First NBC Bank	New Orleans
6	Gulf Coast Bank and Trust Company	New Orleans
7	MidSouth Bank, National Association	Lafayette
8	First Bank and Trust	New Orleans
9	**First Guaranty Bank**	**Hammond**
10	Red River Bank	Alexandria
11	Cameron State Bank	Lake Charles
12	Omni Bank	Metairie
13	First American Bank and Trust	Vacherie
14	Sabine State Bank and Trust Company	Many
15	Business First Bank	Baton Rouge
16	Crescent Bank & Trust	New Orleans
17	The Evangeline Bank and Trust Company	Ville Platte
18	Jeff Davis Bank & Trust Company	Jennings
19	Concordia Bank & Trust Company	Vidalia
20	American Gateway Bank	Baton Rouge
21	Ouachita Independent Bank	Monroe
22	The Peoples State Bank	Many
23	Liberty Bank and Trust Company	New Orleans
24	Central Progressive Bank	Lacombe
25	Community Bank	Raceland
26	Progressive Bank	Winnsboro
27	Citizens National Bank, N.A.	Bossier City
28	Resource Bank	Covington
29	First National Banker's Bank	Baton Rouge
30	South Louisiana Bank, Houma, LA	Houma
31	Coastal Commerce Bank	Houma
32	Metairie Bank & Trust Company	Metairie
33	St. Martin Bank and Trust Company	St. Martinville
34	Bank of Commerce & Trust Co.	Crowley
35	Synergy Bank	Houma
36	M C Bank & Trust Company	Morgan City
37	Cross Keys Bank	Saint Joseph
38	Cottonport Bank	Cottonport
39	Southern Heritage Bank	Jonesville
40	Gulf Coast Bank	Abbeville
41	Community Bank of Louisiana	Mansfield
42	St. Landry Bank and Trust Company	Opelousas
43	The Union Bank	Marksville
44	Farmers-Merchants Bank & Trust Company	Breaux Bridge
45	Statewide Bank	Covington
46	Merchants & Farmers Bank & Trust Company	Leesville
47	City Bank & Trust Co.	Natchitoches
48	Iberville Bank	Plaquemine
49	Patterson State Bank	Patterson
50	Rayne State Bank & Trust Company	Rayne
51	First National Bank of Louisiana	Crowley
52	Citizen's Bank	Ville Platte
53	Community First Bank	New Iberia
54	Richland State Bank	Rayville
55	Citizens Bank & Trust Company	Plaquemine
56	United Community Bank	Gonzales
57	Delta Bank	Vidalia
58	Gibsland Bank & Trust Company	Gibsland
59	First National Bank in DeRidder	De Ridder
60	First National Bank	Arcadia
61	City Savings Bank & Trust Company	De Ridder
62	First National Bank USA	Boutte
63	Investar Bank	Baton Rouge
64	Bank of Zachary	Zachary
65	Mississippi River Bank	Belle Chasse
66	The First National Bank of Jeanerette	Jeanerette
67	Tri-Parish Bank	Eunice
68	Bank of Montgomery	Montgomery
69	Fidelity Bank	Baton Rouge
70	South Lafourche Bank & Trust Company	Larose
71	Bank of Abbeville & Trust Company	Abbeville
72	Citizens Bank & Trust Company	Springhill
73	American Bank & Trust Company	Opelousas
74	Bank of Coushatta	Coushatta
75	Citizens Bank & Trust Company of Vivian, LA	Vivian
76	The Highlands Bank	Jackson
77	Plaquemine Bank & Trust Company	Plaquemine
78	The Bank	Jennings
79	Marion State Bank	Marion
80	First Community Bank	Hammond
81	Peoples Bank and Trust Company of Pointe Coupee Parish	New Roads
82	First Louisiana Bank	Shreveport
83	Washington State Bank	Washington
84	Franklin State Bank & Trust Company	Winnsboro
85	Guaranty Bank & Trust Company of Delhi, LA	Delhi
86	Jonesboro State Bank	Jonesboro
87	Bank of Winnfield & Trust Company	Winnfield
88	Citizens Bank & Trust Company	Covington
89	Guaranty Bank and Trust Company	New Roads
90	Tensas State Bank	Newellton
91	First Louisiana National Bank	Breaux Bridge
92	Guaranty Bank	Mamou
93	Winnsboro State Bank & Trust Company	Winnsboro
94	Vermilion Bank & Trust Company	Kaplan
95	Feliciana Bank & Trust Company	Clinton
96	American Bank & Trust Company	Covington
97	Bank of Sunset and Trust Company	Sunset
98	Exchange Bank and Trust Company, Natchitoches, LA	Natchitoches
99	State Bank & Trust Company	Golden Meadow
100	Caldwell Bank & Trust Company	Columbia
101	Bank of Greensburg	Greensburg
102	Catahoula - LaSalle Bank	Jonesville
103	Bank of St. Francisville	St. Francisville
104	Landmark Bank	Clinton
105	Bank of Louisiana	New Orleans
106	Kaplan State Bank	Kaplan
107	Bank of Gueydan	Gueydan
108	Colfax Banking Company	Colfax
109	Farmers State Bank & Trust Co.	Church Point
110	Bank of Erath	Erath
111	Teche Bank & Trust Co.	Saint Martinville
112	Bank of Jena	Jena
113	Jackson Parish Bank	Jonesboro
114	Citizens Progressive Bank	Columbia
115	The Vernon Bank	Leesville
116	Hodge Bank & Trust Company	Hodge
117	Simmesport State Bank	Simmesport
118	Bank of Ringgold	Ringgold
119	The Bank of Commerce	White Castle
120	First National Bank of Benton	Benton
121	Basile State Bank	Basile
122	Bank of Maringouin	Maringouin
123	Bank of Oak Ridge	Oak Ridge
124	Church Point Bank and Trust Company	Church Point
125	South Louisiana Business Bank	Prairieville
126	The Mer Rouge State Bank	Mer Rouge
127	Commercial Capital Bank	Delhi
128	Tri-State Bank and Trust	Haughton
129	Sicily Island State Bank	Sicily Island
130	Progressive National Bank of DeSoto Parish	Mansfield
131	West Carroll Community Bank	Oak Grove
132	Peoples Bank	Chatham
133	The Merchants & Farmers Bank	Melville

Banking Centers

South Louisiana

Abbeville Banking Center (337) 893-1777 | (800) 306-3276
799 West Summers Drive | Abbeville, LA 70510

Amite Banking Center (985) 748-5111
100 East Oak Street | Amite, LA 70422

Denham Springs Banking Center (225) 791-7964
2231 South Range Ave. | Denham Springs, LA 70726

HAMMOND BANKING CENTERS:

Guaranty Square (985) 375-0300 | (888) 375-3093
400 East Thomas Street | Hammond, LA 70401

Guaranty West (985) 375-0371
2111 West Thomas Street | Hammond, LA 70401

Independence Banking Center (985) 878-6777
455 West Railroad Avenue | Independence, LA 70443

Jennings Banking Center (337) 824-1712
500 North Cary | Jennings, LA 70546

Kentwood Banking Center (985) 229-3361
301 Avenue F | Kentwood, LA 70444

PONCHATOULA BANKING CENTERS:

Ponchatoula (985) 386-2000
170 West Hickory Street | Ponchatoula, LA 70454

Berryland (985) 386-5430
105 Berryland Shopping Ctr. | Ponchatoula, LA 70454

Walker Banking Center (225) 664-5549
29815 Walker Road South | Walker, LA 70785

North Louisiana

Benton Banking Center (318) 965-2221
189 Burt Boulevard | Benton, LA 71006

Dubach Banking Center (318) 777-3461
117 East Hico Street | Dubach, LA 71235

Haynesville Banking Center (318) 624-1171
10065 Highway 79 | Haynesville, LA 71038

Homer Banking Center (318) 927-3000
401 North 2nd Street | Homer, LA 71040

Oil City Banking Center (318) 995-6682
126 South Highway 1 | Oil City, LA 71061

Vivian Banking Center (318) 375-3202
102 East Louisiana Avenue | Vivian, LA 71082

Service24 ATM Locations

South Louisiana

Abbeville, LA | 799 West Summers Drive

Amite, LA | 100 East Oak Street

Denham Springs, LA | 2231 South Range Avenue

Hammond, LA

1201 West University Avenue

14145 West University Avenue

2111 West Thomas Street

400 East Thomas Street

North Oaks Medical Center

North Oaks Diagnostic Center

North Oaks Rehabilitation Center

Independence, LA | 455 West Railroad Avenue

Jennings, LA | 500 North Cary

Kentwood, LA | 708 Avenue G

Loranger, LA | 19518 Highway 40

Ponchatoula, LA

105 Berryland Shopping Center

170 West Hickory Street

Robert, LA | 22628 Highway 190

Walker, Louisiana | 29815 Walker Road South

North Louisiana

Benton, LA | 189 Burt Boulevard

Dubach, LA | 117 East Hico Street

Haynesville, LA | 10065 Highway 79

Homer, LA

401 North 2nd Street

Homer Memorial Hospital

Oil City, LA | 126 South Highway 1

Vivian, LA | 102 East Louisiana Avenue


Vivian
Haynesville
Benton
Dubach
Homer
Oil City
20
49
Kentwood
55
Amite
Independence
Main Office
Guaranty West
Denham Springs
12
Jennings
Walker
Berryland
10
Ponchatoula
Abbeville

Total Assets
(in millions)

Year	Amount	Year	Amount
1993	$159	2001	$431
1994	$168	2002	$435
1995	$184	2003	$485
1996	$198	2004	$607
1997	$253	2005	$714
1998	$282	2006	$715
1999	$547	2007	$808
2000	$475	2008	$871
		2009	**$931**


'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
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'06
'07
'08
'09

Common Stockholders' Equity
(in millions)

Year	Amount	Year	Amount
1993	$ 9	2001	$39
1994	$11	2002	$41
1995	$13	2003	$46
1996	$15	2004	$52
1997	$20	2005	$54
1998	$23	2006	$59
1999	$51	2007	$66
2000	$45	2008	$65
		2009	**$74.2**


100
80
60
40
20
0
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Net Income
(in millions)

Year	Amount	Year	Amount
1993	$2.1	2001	$6.0
1994	$1.7	2002	$3.5
1995	$2.1	2003	$7.0
1996	$3.3	2004	$8.6
1997	$3.4	2005	$6.0
1998	$3.7	2006	$8.4
1999	$2.9	2007	$9.8
2000	$4.4	2008	$5.5
		2009	**$7.6**


$10
8
6
4
2
0
'93
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'95
'96
'97
'98
'99
'00
'01
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Total Deposits
(in millions)

Year	Amount	Year	Amount
1993	$149	2001	$358
1994	$154	2002	$361
1995	$168	2003	$376
1996	$179	2004	$481
1997	$223	2005	$633
1998	$257	2006	$626
1999	$461	2007	$723
2000	$410	2008	$780
		2009	**$800**


$800
700
600
500
400
300
200
100
'93
'94
'95
'96
'97
'98
'99
'00
'01
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'03
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'08
'09

Loans, net of unearned income
(in millions)

Year	Amount	Year	Amount
1993	$105	2001	$340
1994	$114	2002	$354
1995	$118	2003	$381
1996	$126	2004	$456
1997	$155	2005	$492
1998	$177	2006	$507
1999	$263	2007	$575
2000	$309	2008	$606
		2009	**$590**


$800
700
600
500
400
300
200
100
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Investments
(in millions)

Year	Amount	Year	Amount
1993	$ 30	2001	$ 57
1994	$ 32	2002	$ 35
1995	$ 35	2003	$ 59
1996	$ 50	2004	$107
1997	$ 67	2005	$175
1998	$ 73	2006	$158
1999	$212	2007	$142
2000	$117	2008	$139
		2009	**$262**


$300
250
200
150
100
50
0
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09

Tier 1 Leverage Capital
(excluding preferred stock)

Year	Ratio	Year	Ratio
1993	5.67%	2001	8.54%
1994	6.53%	2002	8.74%
1995	7.27%	2003	9.00%
1996	7.62%	2004	8.53%
1997	9.02%	2005	7.67%
1998	8.00%	2006	8.11%
1999	11.85%	2007	7.38%
2000	8.80%	2008	7.88%
		2009	**7.34%**


12%
10
8
6
4
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09





Financial Table of Contents

Management's Discussion & Analysis of Financial Condition & Results of Operation

SELECTED FINANCIAL DATA

	At or For the Years Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
			(dollars in thousands)		
Year End Balance Sheet Data:					
Securities	**$261,829**	$139,162	$142,068	$158,352	$175,200
Federal funds sold	**13,279**	838	35,869	6,793	1,786
Loans, net of unearned income	**589,902**	606,369	575,256	507,195	491,582
Allowance for loan losses	**7,919**	6,482	6,193	6,675	7,597
Total assets[1]	**930,847**	871,233	807,994	715,216	713,544
Total deposits	**799,746**	780,372	723,094	626,293	632,908
Borrowings	**31,929**	18,122	13,494	24,568	22,132
Stockholders' equity[1]	**94,935**	65,487	66,355	59,471	53,923
Stockholders' common equity[1]	**74,165**	65,487	66,355	59,471	53,923
Average Balance Sheet Data:					
Securities	**$245,952**	$127,586	$152,990	$178,419	$109,236
Federal funds sold	**24,662**	17,247	8,083	3,115	6,028
Loans, net of unearned income	**599,609**	600,854	543,946	505,623	476,144
Total earning assets	**906,158**	752,093	712,212	690,057	595,141
Total assets	**948,556**	797,024	751,237	726,593	631,554
Total deposits	**842,274**	707,114	658,456	622,869	526,995
Borrowings	**22,907**	16,287	23,450	42,435	45,732
Stockholders' equity	**77,135**	67,769	63,564	56,640	54,901
Stockholders' common equity	**70,055**	67,769	63,564	56,640	54,901
Performance Ratios:					
Return on average assets	**0.80%**	0.69%	1.30%	1.16%	0.95%
Return on average common equity	**10.84%**	8.13%	15.37%	14.88%	10.89%
Return on average tangible assets[2]	**0.80%**	0.69%	1.30%	1.16%	0.96%
Return on average tangible common equity[3]	**11.14%**	8.77%	16.47%	15.73%	11.24%
Net interest margin	**3.57%**	4.25%	4.79%	4.60%	4.71%
Average loans to average deposits	**71.19%**	84.97%	82.61%	81.18%	90.35%
Efficiency ratio[1]	**60.80%**	70.73%	55.80%	51.80%	55.44%
Efficiency ratio (excluding amortization of intangibles and securities transactions)[1]	**61.99%**	61.20%	54.59%	49.90%	53.66%
Full-time equivalent employees (year end)	**230**	225	222	196	189

[1] *For the years ended 2006, 2007 and 2008 amounts have been restated to reflect prior period adjustments. See Note 2 to the Consolidated Financial Statements for additional information.*

[2] *Average tangible assets represent average assets less average core deposit intangibles.*

[3] *Average tangible equity represents average equity less average core deposit intangibles.*

	At or For the Years Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Capital Ratios:					
Average stockholders' equity to average assets	**8.13%**	8.50%	8.46%	7.80%	8.69%
Average tangible equity to average tangible assets[1],[2]	**7.95%**	8.25%	8.31%	7.71%	8.51%
Stockholders' equity to total assets[3]	**7.97%**	7.52%	8.21%	8.32%	7.56%
Tier 1 leverage capital[3]	**9.58%**	7.88%	7.38%	8.11%	7.67%
Tier 1 capital[3]	**11.90%**	9.19%	10.13%	9.85%	8.80%
Total risk-based capital[3]	**12.97%**	10.11%	11.09%	10.96%	10.05%
Income Data:					
(dollars in thousands)					
Interest income	**$47,191**	$47,661	$55,480	$50,937	$40,329
Interest expense[3]	**14,844**	15,881	21,934	19,769	12,435
Net interest income[3]	**32,347**	31,780	33,546	31,168	27,894
Provision for loan losses	**4,155**	1,634	1,918	4,419	5,621
Noninterest income (excluding securities transactions)	**5,909**	5,689	5,176	4,601	5,221
Securities gains (losses)	**2,056**	(1)	(478)	(234)	7
Loss on securities impairment	**(829)**	(4,611)	-	-	-
Noninterest expense[3]	**24,007**	23,241	21,341	18,373	18,399
Earnings before income taxes[3]	**11,321**	7,982	14,985	12,744	9,102
Net income[3]	**7,595**	5,512	9,772	8,431	5,979
Net income available to common shareholders[3]	**7,001**	5,512	9,772	8,431	5,979
Per Common Share Data:[4]					
Net earnings[3]	**$1.26**	$0.99	$1.76	$1.52	$1.08
Cash dividends paid	**0.64**	0.64	0.63	0.60	0.57
Book value[3]	**13.34**	11.78	11.94	10.70	9.70
Dividend payout ratio[3]	**50.82%**	64.53%	35.85%	39.56%	53.07%
Weighted average number of shares outstanding	**5,559,644**	5,559,644	5,559,644	5,559,644	5,559,644
Number of shares outstanding (year end)	**5,559,644**	5,559,644	5,559,644	5,559,644	5,559,644
Market data:					
High	**$25.00**	$25.00	$24.30	$23.42	$20.00
Low	**$12.00**	$24.30	$23.42	$18.57	$15.27
Trading Volume	**165,386**	368,454	924,692	535,264	279,503
Stockholders of record	**1,356**	1,343	1,293	1,181	1,141
Asset Quality Ratios:					
Nonperforming assets to total assets	**1.68%**	1.14%	1.39%	1.86%	3.08%
Nonperforming assets to loans	**2.65%**	1.63%	1.95%	2.62%	4.48%
Loan loss reserve to nonperforming assets	**50.68%**	65.46%	55.26%	51.53%	34.92%
Net charge-offs to average loans	**0.45%**	0.22%	0.50%	1.06%	0.83%
Provision for loan loss to average loans	**0.69%**	0.27%	0.35%	0.87%	1.18%
Allowance for loan loss to total loans	**1.34%**	1.07%	1.08%	1.32%	1.55%

(1) *Average tangible assets represents average assets less average core deposit intangibles.*

(2) *Average tangible equity represents average equity less average core deposit intangibles.*

(3) *For the years ended 2006, 2007 and 2008 amounts have been restated to reflect prior period adjustments. See Note 2 to the Consolidated Financial Statements for additional information.*

(4) *For the year ended 2005 amounts have been restated to reflect a stock dividend of one-third of a share of $1 par value common stock for each share of $1 and $5 par value common stock outstanding, accounted for as a four-for-three stock split, effective and payable to stockholders of record as of October 20, 2005.*

Introduction

First Guaranty Bancshares, Inc. became the holding company for First Guaranty Bank on July 27, 2007 in a corporate reorganization. Prior to becoming the holding company of First Guaranty Bank, First Guaranty Bancshares, Inc. had no assets, liabilities or operations.

This discussion and analysis reflects our financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. Reference should be made to the Consolidated Financial Statements and the Selected Financial Data presented in this report in order to obtain a better understanding of the commentary which follows.

Special Note Regarding Forward-Looking Statements

Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about a company's anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects us from unwarranted litigation, if actual results are different from Management's expectations. This discussion and analysis contains forward-looking statements and reflects Management's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to a number of factors and uncertainties, which could cause our actual results and experience to differ from the anticipated results and expectations, expressed in such forward-looking statements.

Application of Critical Accounting Policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to predominant accounting practices within the banking industry. Certain critical accounting policies require judgment and estimates which are used in the preparation of the financial statements.

Other-Than-Temporary Impairment of Investment Securities.

Securities are evaluated periodically to determine whether a decline in their value is other-than-temporary. The term "other-than-temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, the reasons for the decline and the performance and valuation of the underlying collateral, when applicable, to predict whether the loss in value is other-than-temporary. Once a decline in value is determined to be other-than-temporary, the carrying value of the security is reduced to its fair value and a corresponding charge to earnings is recognized.

Allowance for Loan Losses. The Company's most critical accounting policy relates to its allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on the evaluation of the collectability of loans and prior loan loss experience, is an amount Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and that exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors.

Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the "Allowance for Loan Losses" section of this analysis and Note 1 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments.

The Company accounts for goodwill and intangible assets in accordance with FASB ASC 350, Intangibles – Goodwill and Other (SFAS No. 142). Under FASB

ASC 350, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the provision of FASB ASC 350. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. A goodwill impairment test includes two steps. Step one, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. Based on Management's goodwill impairment tests, there was no impairment of goodwill at December 31, 2009. For additional information on goodwill and intangible assets, see Note 7 to the Consolidated Financial Statements.

Financial Condition

Assets. Total assets at December 31, 2009 were $930.8 million, an increase of $59.6 million, or 6.8%, from $871.2 million at December 31, 2008. Federal funds sold increased $12.4 million from December 31, 2008 to December 31, 2009 and loans for the same period decreased $16.5 million. Cash and due from banks decreased $43.7 from 2008 to 2009. Additionally, total investment securities increased $122.7 million to $261.8 million from December 31, 2008 to December 31, 2009. Total deposits increased by $19.4 million or 2.5% from 2008 to 2009. At December 31, 2009, long-term borrowings were $20.0 million, an increase of $11.6 million or 139.4%, from $8.4 million at December 31, 2008.

Cash and Cash Equivalents. Cash and cash equivalents at December 31, 2009 totaled $46.7 million, a decrease of $31.3 million compared to $78.0 million at December 31, 2008. Cash and due from banks decreased $43.7 million and federal funds sold increased $12.4 million. The decrease in cash and cash equivalents reflects Management's decision to increase its investment in higher yielding investment securities.

Investment Securities. The securities portfolio consisted principally of U.S. Government agency securities, mortgage-backed obligations, asset-backed securities, corporate debt securities and mutual funds or other equity securities. The securities portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of assets.

The securities portfolio totaled $261.8 million at December 31, 2009, representing an increase of $122.7 million from December 31, 2008. The primary changes in the portfolio consisted of $1.4 billion in purchases, sales totaling $21.8 million, calls and maturities of $1.3 billion. An other-than-temporary impairment charge totaling $0.8 million was taken on six securities during 2009. See Note 4 to the Consolidated Financial Statements for additional information.

At December 31, 2009 approximately 3.5% of the securities portfolio (excluding Federal Home Loan Bank stock) matures in less than one year while securities with maturity dates over 10 years totaled 25.2% of the portfolio. At December 31, 2009, the average maturity of the securities portfolio was 6.3 years, compared to the average maturity at December 31, 2008 of 3.7 years.

At December 31, 2009, securities totaling $249.5 million were classified as available for sale and $12.3 million were classified as held to maturity as compared to $114.4 million and $24.8 million, respectively, at December 31, 2008.

Securities classified as available for sale are measured at fair market value. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Securities classified as held to maturity are measured at book value. See Note 4 and Note 20 to the Consolidated Financial Statements for additional information.


$713.5
$715.2
$808.0
$871.2
$930.8
Total Assets
(in millions)
2005
2006
2007
2008
2009

The book yields on securities available for sale ranged from 0.8% to 19.9% at December 31, 2009, exclusive of the effect of changes in fair value reflected as a component of stockholders' equity. The book yields on held to maturity securities ranged from 3.6% to 5.3%.

Securities classified as available for sale had gross unrealized losses totaling $2.8 million at December 31, 2009. These losses include $1.6 million in unrealized losses on U.S. Government agency securities, which have been in a loss position for less than 12 months. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2008, securities classified as available for sale had gross unrealized losses totaling $5.7 million. See Note 4 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 27.1% and 17.0% at December 31, 2009 and 2008, respectively. This increase reflected, in part, Management's decision to display a certain amount of funds into investment securities, rather than loans, to manage out interest rate risk, in a low interest rate environment in 2009. At December 31, 2009, $163.6 million of the total securities portfolio did not qualify as pledgeable securities to collateralize repurchase agreements and public funds compared to $54.1 million in securities held at December 31, 2008. At December 31, 2009 and 2008, $154.5 million and $85.4 million in securities were pledged, respectively.

Mortgage Loans Held for Sale. The Company did not hold any mortgage loans for sale at December 31, 2009 or December 31, 2008.

Loans. The origination of loans is the primary use of our financial resources and represents the largest component of earning assets. At December 31, 2009, the loan portfolio (loans, net of unearned income) totaled $589.9 million, a decrease of approximately $16.5 million, or 2.7%, from the December 31, 2008 level of $606.4 million. The decrease in net loans primarily includes a reduction of $13.3 million in real estate construction and land development loans and a reduction of $23.2 million in commercial and industrial loans, partially offset with an increase of $38.9 million in non-farm non-residential loans secured by real estate.

Loans to related parties are included in total loans. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. At December 31, 2009 and 2008, loans to related parties totaled $23.3 million and $22.5 million, respectively. See Note 14 to the Consolidated Financial Statements for additional information.

Loans represented 73.8% of deposits at December 31, 2009, compared to 77.7% of deposits at December 31, 2008. Loans secured by real estate increased $11.9 million to $477.1 million at December 31, 2009. Commercial and industrial loans decreased $23.2 million to $82.3 million at December 31, 2009. Real estate and related loans comprised 80.9% of the portfolio in 2009 as compared to 76.7% in 2008. Commercial and industrial loans comprised 14.0% of the portfolio in 2009 as compared to 17.4% in 2008.

Loan charge-offs taken during 2009 totaled $2.9 million, compared to charge-offs of $1.6 million in 2008. Of the loan charge-offs in 2009, approximately $1.6 million were loans secured by real estate, $0.7 million were commercial and industrial loans and $0.6 million were


$491.6
$507.2
$575.3
$606.4
$589.9
Total Loans
(in millions)
2005
2006
2007
2008
2009

consumer and other loans. In 2009, recoveries of $0.2 million were recognized on loans previously charged off as compared to $0.3 million in 2008.

Nonperforming Assets. Nonperforming assets were $15.6 million, or 1.7% of total assets at December 31, 2009, compared to $9.9 million, or 1.1% of total assets at December 31, 2008. The increase resulted from a $5.1 million, or 55.4%, increase in nonaccrual loans, an increase of $0.6 million in 90 days past due loans and an increase of $0.1 million in other real estate. The increase in nonaccrual loans was primarily in construction and land development, 1-4 family residential, non-farm non-residential and commercial and industrial loans. The increase in other real estate was primarily the result of an increase in non-farm nonresidential properties.

Deposits. Total deposits increased by $19.4 million or 2.5%, to $799.7 million at December 31, 2009 from $780.4 million at December 31, 2008. In 2009, noninterest-bearing demand deposits increased $13.6 million, interest-bearing demand deposits increased $8.0 million and savings deposits decreased $1.1 million. Time deposits decreased $1.1 million, or 0.3% which includes brokered deposits totaling $10.1 million in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). The increase in deposits was due to a $23.3 million decrease in individual and business deposits offset with a $42.7 million increase in public fund deposits. The increase in public fund deposits was the primary result of three municipalities' elevated deposit balances.

Public fund deposits totaled $268.5 million or 33.6% of total deposits at December 31, 2009. At December 31, 2008, public fund deposits represented 28.9% of total deposits with a balance of $225.8 million.

Borrowings. Short-term borrowings increased $2.2 million in 2009 to $11.9 million at December 31, 2009 from $9.8 million at December 31, 2008. Short-term borrowings are used to manage liquidity on a daily or otherwise short-term basis. The short-term borrowings at December 31, 2009 and 2008, respectively, was solely comprised of repurchase agreements. Overnight repurchase agreement balances are monitored daily for sufficient collateralization.

Long-term borrowings increased $11.6 million to $20.0 million at December 31, 2009, compared to $8.4 million at December 31, 2008. At December 31, 2009, two long-term advances were outstanding at FHLB, one totaling $10.0 million with a rate of 0.9% and a maturity date of December 1, 2010 and the other totaling $10.0 million with a rate of 0.5% and a maturity date of December 20, 2010. At December 31, 2008, there was one long-term advance outstanding at FHLB totaling $8.4 million.

Stockholders' Equity. Total stockholders' equity increased $29.4 million or 45.0% to $94.9 million at December 31, 2009 from $65.5 million at December 31, 2008. The increase in stockholders' equity includes $19.6 million and $1.1 million of preferred stock, Series A and Series B respectively, issued in August 2009 to the Treasury Department. See Note 11 to the Consolidated Financial Statements for additional information. In addition, stockholders' equity reflected consolidated net income of $7.6 million during 2009 and changes in unrealized losses on available for sale securities totaling $5.2 million, offset by common stock dividends paid totaling $3.6 million and preferred stock dividends paid totaling $0.6 million. See Note 4 to the Consolidated Financial Statements for additional information.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, excluding loans held for sale, by type of loan at the dates indicated.

	December 31,					
	2009		2008		2007	
	Balance	As % of Category	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)					
Real estate:						
Construction and land development	**$ 78,686**	**13.3%**	$ 92,029	15.2%	$ 98,127	17.0%
Farmland	**11,352**	**1.9%**	16,403	2.7%	23,065	4.0%
1-4 family residential	**77,470**	**13.1%**	79,285	13.1%	84,640	14.7%
Multifamily	**8,927**	**1.5%**	15,707	2.6%	13,061	2.3%
Non-farm non-residential	**300,673**	**51.0%**	261,744	43.0%	236,474	41.1%
Total real estate	**477,108**	**80.8%**	465,168	76.6%	455,367	79.1%
Agricultural	**14,017**	**2.4%**	18,536	3.0%	16,816	2.9%
Commercial and industrial	**82,348**	**13.9%**	105,555	17.4%	81,073	14.1%
Consumer and other	**17,226**	**2.9%**	17,926	3.0%	22,517	3.9%
Total loans, before unearned income	**590,699**	**100.0%**	607,185	100.0%	575,773	100.0%
Less: unearned income	**(797)**		(816)		(517)	
Total loans, net of unearned income	**$589,902**		$606,369		$575,256	

	December 31,			
	2006		2005	
	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)			
Real estate:				
Construction and land development	$ 49,837	9.9%	$ 67,099	13.6%
Farmland	25,582	5.0%	24,903	5.1%
1-4 family residential	67,022	13.2%	78,789	16.0%
Multifamily	14,702	2.9%	11,125	2.3%
Non-farm non-residential	256,176	50.5%	223,622	45.5%
Total real estate	413,319	81.5%	405,538	82.5%
Agricultural	16,359	3.2%	11,490	2.3%
Commercial and industrial	59,072	11.6%	54,740	11.1%
Consumer and other	18,880	3.7%	20,078	4.1%
Total loans, before unearned income	507,630	100.0%	491,846	100.0%
Less: unearned income	(435)		(264)	
Total loans, net of unearned income	$507,195		$491,582	

The four most significant categories of our loan portfolio are construction and land development real estate loans, 1-4 family residential loans, non-farm non-residential real estate loans and commercial and industrial loans.

The Company's credit policy dictates specific loan-to-value and debt service coverage requirements. The Company generally requires a maximum loan-to-value of 85.0% and a debt service coverage ratio of 1.25x to 1.0x for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable hazard, title and flood insurance. Loans may have a maximum maturity of five years and a maximum amortization of 25 years. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company generally requires all 1-4 family residential loans to be underwritten based on the Fannie Mae guidelines provided through Desktop Underwriter. These guidelines include the evaluation of risk and eligibility, verification and approval of conditions, credit and liabilities, employment and income, assets, property and appraisal information. It is required that all borrowers have proper hazard, flood and title insurance prior to a loan closing. Appraisals and Desktop Underwriter approvals are good for six months. The Company has an in-house underwriter review the final package for compliance to these guidelines.

The Company generally requires a maximum loan-to value of 75.0% and a debt service coverage ratio of 1.25x to 1.0x for construction land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable hazard, title and flood insurance are required. Loans may have a maximum maturity of 12 months for the construction phase and a maximum maturity of 24 months for the sell-out phase. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company has specific guidelines for the underwriting of commercial and industrial loans that is specific for the collateral type and the business type. Commercial and industrial loans are secured by non-real estate collateral such as equipment, inventory or accounts receivable. Each of these collateral types has maximum loan to value ratios. Commercial and industrial loans have the same debt service coverage ratio requirements as other loans, which is 1.25x to 1.0x.

The Company will allow exceptions to each of the above policies with appropriate mitigating circumstances and approvals. The Company has a defined credit underwriting process for all loan requests. The Company actively monitors loan concentrations by industry type and will make adjustments to underwriting standards as deemed necessary. The Company has a loan review department that monitors the performance and credit quality of loans. The Company has a special assets department that manages loans that have become delinquent or have serious credit issues associated with them.

For new loan originations, appraisals and evaluations on all properties shall be valid for a period not to exceed two calendar years from the effective appraisal date for non-residential properties and one calendar year from the effective appraisal date for residential properties. However, an appraisal may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the bank's collateral position. This must be supported with a "Validity Check Memorandum".

For renewals with or without new money, any commercial appraisal greater than two years, or greater than one year for residential appraisals, must be updated with a Validity Check Memorandum. Any renewal loan request, in which new money will be disbursed, whether commercial or residential, and the appraisal is older than five years a new appraisal must be obtained.

The Company does not require new appraisals between renewals unless the loan becomes impaired and is considered collateral dependent. At this time, an appraisal may be ordered in accordance with the Company's Allowance for Loan Losses policy.

The Company does not mitigate risk using products such as credit default agreements and/or credit derivatives. These, accordingly, have no impact on our financial statements.

The Company does not offer loan products with established loan-funded interest reserves.

Loan Maturities by Type. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2009. Loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	One Year or Less	One Through Five Years	After Five Years	Total
		(in thousands)		
Real estate:				
Construction and land development	$ 48,386	$ 30,233	$ 67	$ 78,686
Farmland	8,038	1,370	1,944	11,352
1-4 family residential	26,479	23,465	27,526	77,470
Multifamily	1,991	5,611	1,325	8,927
Non-farm non-residential	167,092	126,397	7,184	300,673
Total real estate	251,986	187,076	38,046	477,108
Agricultural	7,369	3,422	3,226	14,017
Commercial and industrial	48,169	34,144	35	82,348
Consumer and other	10,070	7,042	114	17,226
Total loans before unearned income	$317,594	$231,684	$41,421	$590,699
Less: unearned income				(797)
Total loans, net of unearned income				$589,902

The following table sets forth the scheduled contractual maturities at December 31, 2009 of fixed- and floating-rate loans excluding non-accrual loans.

	December 31, 2009		
	Fixed	Floating	Total
		(in thousands)	
One year or less	$224,963	$77,651	$302,614
One to five years	229,276	2,408	231,684
Five to 15 years	25,122	-	25,122
Over 15 years	16,299	-	16,299
Subtotal	495,660	80,059	575,719
Nonaccrual loans			14,183
Total loans, net of unearned income	$495,660	$80,059	$589,902

At December 31, 2009, total loans include $273.1 million in loans maturing after December 31, 2010. At December 31, 2009, fixed rate loans totaled $495.7 million or 84.0% of total loans, an increase from 51.0% of total loans for the same period in 2008. Throughout 2009, Management added floors to floating rate loans, primarily tied to prime rate. If the floor is higher than the current indexed loan rate, then the loan is classified as a fixed rate loan until such time as the floor equals the indexed loan rate.

Non-Performing Assets. The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

	At December 31,				
	2009	2008	2007	2006	2005
			(dollars in thousands)		
Non-accrual loans:					
Real estate loans:					
Construction and land development	**$ 2,841**	$1,644	$ 1,841	$ 2,676	$16,376
Farmland	**54**	182	419	33	-
1-4 family residential	**2,814**	1,445	1,819	3,202	3,548
Multifamily	-	-	2	-	-
Non-farm non-residential	**7,439**	5,263	4,950	3,882	153
Non-real estate loans:					
Agricultural	-	-	-	-	-
Commercial and industrial	**830**	275	978	267	358
Consumer and other	**205**	320	279	302	655
Total non-accrual loans	**14,183**	9,129	10,288	10,362	21,090
Loans 90 days and greater delinquent and still accruing:					
Real estate loans:					
Construction and land development	-	-	-	-	-
Farmland	-	-	-	-	-
1-4 family residential	**757**	185	544	334	248
Multifamily	-	-	-	-	-
Non-farm non-residential	-	-	-	-	-
Non-real estate loans:					
Agricultural	-	-	-	-	-
Commercial and industrial	-	17	-	-	-
Consumer and other	**28**	3	3	-	-
Total loans 90 days and greater delinquent and still accruing	**785**	205	547	334	248
Restructured loans	-	-	-	51	121
Total non-performing loans	**14,968**	9,334	10,835	10,747	21,459
Real estate owned:					
Construction and land development	-	89	84	2,217	-
Farmland	-	-	-	-	144
1-4 family residential	**292**	223	170	78	81
Multifamily	-	-	-	-	-
Non-farm non-residential	**366**	256	119	245	321
Non-real estate loans:					
Agricultural	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Consumer and other	-	-	-	-	-
Total real estate owned	**658**	568	373	2,540	546
Total non-performing assets	**$15,626**	$9,902	$11,208	$13,287	$22,005
Ratios:					
Non-performing assets to total loans	**2.65%**	1.63%	1.95%	2.62%	4.48%
Non-performing assets to total assets	**1.68%**	1.14%	1.39%	1.86%	3.08%

For the years ended December 31, 2009 and 2008, gross interest income that would have been recorded had our non-accruing loans been current in accordance with their original terms was $0.4 million and $0.5 million, respectively. Interest income recognized on such loans for 2009 was $1.1 million.

Nonperforming assets totaled $15.6 million or 1.7% of total assets at December 31, 2009, an increase of $5.7 million from December 31, 2008. Management has not identified additional information on any loans not already included in impaired loans or the nonperforming asset total that indicates possible credit problems that could cause doubt as to the ability of borrowers to comply with the loan repayment terms in the future.

Nonaccrual loans increased $5.1 million from December 31, 2008 to December 31, 2009. There were increases in construction and land development nonaccrual loans, 1-4 family nonaccrual loans, nonfarm nonresidential nonaccrual loans and commercial and industrial nonaccrual loans.

During 2009, there was a $1.2 million increase in construction and land development nonaccrual loans. The increase in nonaccrual construction and land development loans is partially related to one loan for $522,000 secured by a subdivision development consisting of 17 remaining lots and 6.32 acres of excess land. The loan to value is 58.0% and the property was appraised for $896,000 in February 2005. The Company is currently in foreclosure and Management does not anticipate any loss. In addition, there is a townhome development in which the Company has four of the units financed totaling approximately $600,000. This loan had a loan to value of 83.0%. In the fourth quarter of 2007, the properties securing this loan were appraised at $180,000 each. The Company asked the borrower to pay the loans in full but the borrower was unable to do so. The Company has filed suit to repossess the property and is currently awaiting the foreclosure sale. Also included in nonaccrual construction and land development loans are two loans which account for a significant portion of the total. One is in the amount of $1.7 million which we are the participant of approximately $800,000. The collateral is a subdivision development in a neighboring parish and the lead bank has filed suit to foreclose on the property. Since the beginning of 2009, approximately $1.4 million in construction and land development nonaccrual loans have been removed through foreclosures and payoffs.

There was a $1.4 million increase in 1-4 family residential nonaccrual loans during 2009. The increase in nonaccrual 1-4 family residential loans resulted from a loan in the amount of $578,000 secured by several rental houses in the Baton Rouge area. The borrower has filed Chapter 11 bankruptcy and the Company is waiting for a plan of repayment to be filed with the bankruptcy court. The Company has not been able to determine the level of exposure, if any, it will experience as a result of the bankruptcy of the borrower. The Company is now receiving adequate protection payments from the bankruptcy court. Also, we have added a loan in the amount of $800,000 which is secured by two townhomes and five lots in a golf course community. One of the townhomes was sold in October 2009. The borrower is continuing to attempt to liquidate the remaining collateral to pay down the loan. Also included in this category are two loans in the amounts of $194,000 and $120,000 that are properties which were flooded during Hurricane Katrina. The borrowers have received commitments from the state to assist in funding the rebuilding of the properties.

Non-farm non-residential nonaccrual loans increased $2.2 million from December 31, 2008 to December 31, 2009. The increase is primarily from a $4.4 million loan secured by a hotel in Hattiesburg, Mississippi. We are currently negotiating with the borrower on a possible workout scenario. The primary cause of this loan moving into nonacccrual relates to the borrower's health, which has resulted in poor management, as well as a decline in the hotel industry. The increase was partially offset by a $2.6 million loan secured by a church and various other real estate properties which began performing according to its terms, therefore was removed from nonaccrual loans.

Non-real estate commercial and industrial nonaccrual loans increased $0.6 million during 2009. The largest loan in this category totals $454,000 and is unsecured. The borrower is in Chapter 11 bankruptcy and has reflected a net worth in excess of $20.0 million on the bankruptcy schedules. A plan is being developed to allocate cash from one of the borrower's partnerships to pay the unsecured creditors. Although this loan is unsecured, the Company currently anticipates receiving 100% payment. Another loan in this category totals $178,000 and is secured by dental equipment. We are in the process of obtaining a judgment on this credit. There are also some smaller loans included in this nonaccrual category. One is in the amount of $86,000 and the Company is in the process of taking a mortgage on the guarantor's home to pay down a portion of the debt and renew the balance.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered sufficient to absorb potential losses embedded in the loan portfolio. The allowance is increased by the provision for anticipated loan losses as well as recoveries of previously charged off loans and is decreased by loan charge-offs. The provision is the necessary charge to current expense to provide for current loan losses and to maintain the allowance at an adequate level commensurate with Management's evaluation of the risks inherent in the loan portfolio. Various factors are taken into consideration when determining the amount of the provision and the adequacy of the allowance. These factors include but are not limited to:

- past due and nonperforming assets;
- specific internal analysis of loans requiring special attention;
- the current level of regulatory classified and criticized assets and the associated risk factors with each;
- changes in underwriting standards or lending procedures and policies;
- charge-off and recovery practices;
- national and local economic and business conditions;
- nature and volume of loans;
- overall portfolio quality;
- adequacy of loan collateral;
- quality of loan review system and degree of oversight by its Board of Directors;
- competition and legal and regulatory requirements on borrowers;
- examinations and review by our internal loan review department and independent accountants; and
- examinations of the loan portfolio by federal and state regulatory agencies.

The data collected from all sources in determining the adequacy of the allowance is evaluated on a regular basis by Management with regard to current national and local economic trends, prior loss history, underlying collateral values, credit concentrations and industry risks. An estimate of potential loss on specific loans is developed in conjunction with an overall risk evaluation of the total loan portfolio. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect the estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Allocation of Allowance for Loan Losses. In prior years, the Company used an internal method to calculate the allowance for loan losses which categorized loans by risk rather than by type. We do not have the ability to accurately and efficiently provide the allocation of the allowance for loan losses by loan type for a five-year historical period. Beginning in 2008, the Company modified the allowance calculation to segregate loans by category and allocate the allowance for loan losses accordingly.

The allowance for loan losses calculation considers both qualitative and quantitative risk factors. The quantitative risk factors include, but are not limited to, past due and nonperforming assets, adequacy of collateral, changes in underwriting standings or lending procedures and policies, specific internal analysis of loans requiring special attention and the nature and volume of loans. Qualitative risk factors include, but are not limited to, local and regional business conditions and other economic factors.

The following table shows the allocation of the allowance for loan losses by loan type as of December 31, 2009 and 2008.

	At December 31,			
	2009		2008	
	Allowance for Loan Losses	Percent of loans in each category to total loans	Allowance for Loan Losses	Percent of loans in each category to total loans
	(dollars in thousands)			
Real estate loans:				
Construction and land development	**$1,176**	**13.3%**	$ 315	15.2%
Farmland	**56**	**1.9%**	39	2.7%
1-4 family residential	**2,466**	**13.1%**	1,712	13.1%
Multifamily	**128**	**1.5%**	227	2.6%
Non-farm non-residential	**2,727**	**51.0%**	2,572	43.0%
Non-real estate loans:				
Agricultural	**82**	**2.4%**	92	3.0%
Commercial and industrial	**1,031**	**13.9%**	1,119	17.4%
Consumer and other	**246**	**2.9%**	355	3.0%
Unallocated	**7**	**N/A**	51	N/A
Total	**$7,919**	**100.0%**	$6,482	100.0%

The following table sets forth activity in our allowance for loan losses for the periods indicated.

	At or For the Years Ended December 31,				
	2009	2008	2007	2006	2005
			(dollars in thousands)		
Balance at beginning of period	**$6,482**	$6,193	$6,675	$7,597	$5,910
Charge-offs:					
Real estate loans:					
Construction and land development	**(448)**	(166)	(386)	(5,008)	-
Farmland	-	(10)	(123)	-	-
1-4 family residential	**(564)**	(260)	(639)	(59)	(2,001)
Multifamily	-	-	-	-	-
Non-farm non-residential	**(586)**	(256)	(1,901)	(208)	-
Commercial and industrial loans	**(678)**	(561)	(273)	(301)	(1,649)
Consumer and other	**(603)**	(360)	(563)	(312)	(512)
Total charge-offs	**(2,879)**	(1,613)	(3,885)	(5,888)	(4,162)
Recoveries:					
Real estate loans:					
Construction and land development	**1**	2	779	39	-
Farmland	**1**	-	14	-	-
1-4 family residential	**15**	10	14	25	5
Multifamily	-	-	-	-	-
Non-farm non-residential	-	57	4	40	-
Commercial and industrial loans	**28**	10	148	304	86
Consumer and other	**116**	189	201	139	137
Total recoveries	**161**	268	1,160	547	228
Net charge-offs	**(2,718)**	(1,345)	(2,725)	(5,341)	(3,934)
Provision for loan losses	**4,155**	1,634	1,918	4,419	5,621
Additional provision from acquisition	-	-	325	-	-
Balance at end of period	**$7,919**	$6,482	$6,193	$6,675	$7,597
Ratios:					
Net loan charge-offs to average loans	**0.45%**	0.22%	0.50%	1.06%	0.83%
Net loan charge-offs to loans at end of period	**0.46%**	0.22%	0.47%	1.05%	0.80%
Allowance for loan losses to loans at end of period	**1.34%**	1.07%	1.08%	1.32%	1.55%
Net loan charge-offs to allowance for loan losses	**34.32%**	20.75%	44.00%	80.01%	51.78%
Net loan charge-offs to provision charged to expense	**65.42%**	82.32%	142.04%	120.86%	69.99%

Investment Securities Portfolio. The securities portfolio totaled $261.8 million at December 31, 2009 and consisted principally of U.S. Government agency securities, mortgage-backed obligations, asset-backed securities, corporate debt securities, mutual funds or other equity securities and municipal bonds. The portfolio provides us with a relatively stable source of income and provides a balance to interest rate and credit risks as compared to other categories of the balance sheet.

U.S. Government Agency, also known as Government Sponsored Enterprises (GSEs), are privately owned but federally chartered companies. While they enjoy certain competitive advantages as a result of their government charters, their debt obligations are unsecured and are not direct obligations of the U.S. Government. However, debt securities issued by GSEs are considered to be of high credit quality and the senior debt of GSEs is AAA rated. GSEs raise funds through a variety of debt issuance programs, including:

- Federal Home Loan Mortgage Corporation (Freddie Mac)
- Federal National Mortgage Association (Fannie Mae)
- Federal Home Loan Bank (FHLB)
- Federal Farm Credit Bank System (FFCB)

With the variety of GSE-issued debt securities and programs available, investors may benefit from a unique combination of high credit quality, liquidity, pricing transparency and cash flows that can be customized to closely match their objectives.

Mortgage-backed securities (MBS) represent an investment in mortgage loans. An MBS investor owns an interest in a pool of mortgages, which serves as the underlying assets and source of cash flow for the security. The loans backing the MBS are issued by a national network of lenders consisting of mortgage bankers, savings and loan associations, commercial banks and other lending institutions. MBS are issued by Government National Mortgage Association (GNMA or Ginnie Mae), Federal Home Loan Mortgage Corporation (FHLMC or Freddie MAC) and Federal National Mortgage Association (FNMA or Fannie Mae). Mortgage-backed securities typically carry some of the highest yields of any government or agency security. The secondary market is generally large and liquid, with active trading by dealers and investors.

The risks associated with MBS include interest rate risk (refinancing risk), prepayment risk and extension risk.

Asset-backed securities (ABS) are securities whose value and income payments are derived from and collateralized (or "backed") by a specified pool of underlying assets. The pool of assets is typically a group of small and illiquid assets that are unable to be sold individually. Pooling the assets allows them to be sold to general investors, a process called securitization, and allows the risk of investing in the underlying assets to be diversified because each security will represent a fraction of the total value of the diverse pool of underlying assets. The pools of underlying assets can include common payments from credit cards, auto loans and mortgage loans, to esoteric cash flows from aircraft leases, royalty payments and movie revenues.

As with all fixed-income securities, the prices of ABS fluctuate in response to changing interest rates in the general economy. When interest rates fall, prices rise, and vice versa. Prices of ABS with floating rates are much less affected because the index against which the ABS rate adjusts reflects external interest-rate changes. Some ABS are subject to another type of interest rate risk—the risk that a change in rates may influence the pace of prepayments of the underlying loans, which, in turn, affects yields. Most revolving ABS are also subject to early-amortization events—also known as payout events or early calls. Another risk, is the risk of default. This is most often thought of as a borrower's failure to make timely interest and principal payments when due, but default may result from a borrower's failure to meet other obligations as well.

Corporate bonds are fully taxable debt obligations issued by corporations. These bonds fund capital improvements, expansions, debt refinancing or acquisitions that require more capital than would ordinarily be available from a single lender. Corporate bond rates are set according to prevailing interest rates at the time of the issue, the credit rating of the issuer, the length of the maturity and the other terms of the bond, such as a call feature. Corporate bonds have historically been one of the highest yielding of all taxable debt securities. Interest can be paid monthly, quarterly or semi-annually. There are five main sectors of corporate bonds: industrials, banks/finance, public utilities, transportation and Yankee and Canadian bonds.

The secondary market for corporate bonds is fairly liquid. Therefore, an investor who wishes to sell a corporate bond will often be able to find a buyer for the security at market prices. However, the market price of a bond might be significantly higher or lower than its face value due to fluctuations in interest rates and other price determining factors. Other factors include credit risk, market risk, even risk, call risk, make-whole call risk and inflation risk.

Mutual funds are a professionally managed type of collective investment scheme that pools money from many investors and invests it in stocks, bonds, short-term money market instruments and/or other securities. The mutual fund will have a fund manager that trades the pooled money on a regular basis. Mutual funds allow investors spread their investment around widely. That makes it much less risky than investing in one or two stocks.

An equity security is a share in the capital stock of a company (typically common stock, although preferred equity is also a form of capital stock). The holder of an equity security is a shareholder, owning a share, or fractional part of the issuer. Unlike debt securities, which typically require regular payments (interest) to the holder, equity securities are not entitled to any payment. In bankruptcy, they share only in the residual interest of the issuer after all obligations have been paid out to creditors. However, equity generally entitles the holder to a pro rata portion of control of the company, meaning that a holder of a majority of the equity is usually entitled to control the issuer. Equity also enjoys the right to profits and capital gain, whereas holders of debt securities receive only interest and repayment of principal regardless of how well the issuer performs financially. Furthermore, debt securities do not have voting rights outside of bankruptcy. In other words, equity holders are entitled to the "upside" of the business and to control the business.

Equity securities may include, but not be limited to: bank stock, bank holding company stock, listed stock, savings and loan association stock, savings and loan association holding company stock, subsidiary structured as limited liability company, subsidiary structured as limited partnership, limited liability company and unlisted stock.

Equity securities are generally traded on either one of the listed stock exchanges, including NASDAQ or an over-the-counter market. The market value of equity shares is influence by prevailing economic conditions such as the company's performance (ie. earnings) supply and demand and interest rates.

A municipal bond is a bond issued by a city or other local government, or their agencies. Potential issuers of municipal bonds include cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. Interest income received by holders of municipal bonds is often exempt from the federal income tax and from the income tax of the state in which they are issued, although municipal bonds issued for certain purposes may not be tax exempt.

At December 31, 2009, $9.1 million or 3.5% of our securities (excluding Federal Home Loan Bank of Dallas stock) were scheduled to mature in less than one year and securities with maturity dates 10 years and over totaled 24.5% of the total portfolio. The average maturity of the securities portfolio was 6.3 years.

At December 31, 2009, securities totaling $249.5 million were classified as available for sale and $12.3 million were classified as held to maturity, compared to $114.4 million classified as available for sale and $24.8 million classified as held to maturity at December 31, 2008.

During the fourth quarter of 2009, three agency securities with a par value of $10.0 million were transferred from available for sale to held to maturity. These three securities had a fair market value totaling $9.8 and an average maturity of approximately 14 years. The unrealized loss of $224,000 was recorded as a component of other comprehensive loss and will be amortized over the life of the securities or until the security is called.

Securities classified as available for sale are measured at fair market value and securities classified as held to maturity are measured at book value. The Company obtains fair value measurements from an independent pricing service to value securities classified as available for sale. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. For more information on securities and fair market value see Notes 4 and 19 to the Consolidated Financial Statements.

Total net securities gains were $3.5 million of which net AFS gains totaled $3.4 million and net HTM gains totaled $0.1 million at December 31, 2009. Securities classified as available for sale had gross unrealized gains totaling $6.2 million at December 31, 2009, which includes $0.4 million in unrealized gains on agency securities, $104,000 in unrealized gains on mortgage-backed securities, $8,000 in unrealized gains on asset-backed securities, $5.6 million in unrealized gains on corporate bonds and $82,000 in unrealized gains on mutual funds or other equity securities. Securities classified as available for sale had gross unrealized losses totaling $2.8 million at December 31, 2009, which includes $1.6 million in unrealized losses on agency securities, $0.8 million in unrealized losses on corporate bonds and $0.5 million in unrealized losses on mutual funds or other equity securities. Securities classified as held to maturity for sale had gross unrealized gains totaling $113,000 at December 31, 2009, of which unrealized gains on agency securities and unrealized gains on mortgage-backed securities totaled $52,000 and $61,000, respectively. There were no held to maturity securities with unrealized losses as of December 31, 2009.

All agency securities have been in a loss position for less than 12 months. The majority of the corporate debt securities and mutual funds or other equity securities with unrealized losses have been in a loss position for more than 12 months. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. At December 31, 2008, securities classified as available for sale had gross unrealized losses totaling $5.7 million. Management periodically assesses the quality of our investment holdings using procedures similar to those used in assessing the credit risks inherent in the loan portfolio. During the third quarter 2008, Management identified 12 securities that were other-than-temporarily impaired.

At December 31, 2009, it is Management's opinion that we held no investment securities which bear a greater than the normal amount of credit risk as compared to similar investments and that no securities had an amortized cost greater than their recoverable value. See Notes 4 and 19 to the Consolidated Financial Statements for additional information.

Average securities as a percentage of average interest-earning assets were 27.1% for the year December 31, 2009 and 17.0% for the year ended December 31, 2008. All securities held at December 31, 2009 qualified as pledgeable securities, except $92.1 million of debt securities and $6.1 million of equity securities. Securities pledged at December 31, 2009 totaled $154.5 million.

The following tables set forth the composition of our investment securities portfolio (excluding Federal Home Loan Bank of Dallas stock) at the dates indicated.

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available for sale:				
U.S. Government agencies	$140,843	$ 382	$(1,562)	$139,663
Mortgage-backed obligations	1,472	104	-	1,576
Asset-backed securities	-	8	-	8
Corporate debt securities	87,238	5,627	(776)	92,089
Mutual funds or other equity securities	6,556	83	(495)	6,144
Municipal bonds	10,000	-	-	10,000
Total available for sale securities	$246,109	$6,204	$(2,833)	$249,480
Held to maturity:				
U.S. Government agencies	$ 10,721	$ 52	$ -	$ 10,773
Mortgage-backed obligations	1,628	61	-	1,689
Total held to maturity securities	$ 12,349	$ 113	$ -	$ 12,462

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available for sale:				
U.S. Government agencies	$ 58,389	$132	$ -	$ 58,521
Mortgage-backed obligations	1,701	82	(5)	1,778
Asset-backed securities	532	-	(439)	93
Corporate debt securities	57,773	644	(5,077)	53,340
Mutual funds or other equity securities	795	26	(147)	674
Municipal bonds	-	-	-	-
Total available for sale securities	$119,190	$884	$(5,668)	$114,406
Held to maturity:				
U.S. Government agencies	$ 22,680	$160	$ -	$ 22,840
Mortgage-backed obligations	2,076	21	(1)	2,096
Total held to maturity securities	$ 24,756	$181	$ (1)	$ 24,936

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
Available for sale:				
U.S. Government agencies	$ 92,962	$ 26	$ (25)	$ 92,963
Mortgage-backed obligations	2,016	43	(23)	2,036
Asset-backed securities	1,340	-	(95)	1,245
Corporate debt securities	5,954	50	(214)	5,790
Mutual funds or other equity securities	3,805	22	(291)	3,536
Municipal bonds	-	-	-	-
Total available for sale securities	$106,077	$141	$(648)	$105,570
Held to maturity:				
U.S. Government agencies	$ 33,984	$ 24	$(281)	$ 33,727
Mortgage-backed obligations	2,514	-	(35)	2,479
Total held to maturity securities	$ 36,498	$ 24	$(316)	$ 36,206

During 2009, the evaluation of securities with continuous unrealized losses indicated that there was a credit loss evident on one corporate bond and it was determined that this investment was other-than-temporarily impaired. In addition, three asset-backed securities were deemed to be other-than-temporarily impaired. The Company recorded other-than-temporary impairment charges on these securities totaling $829,000 before tax, $547,000 after tax, for the year ended December 31, 2009. The Company did not recognize any other impairment charges in 2009 other than those stated above.

In 2008, the Company recorded a non-cash other-than-temporary impairment ("OTTI") on certain investments totaling $4,611,000. The impairment writedown consisted of three preferred stocks of Fannie Mae and Freddie Mac totaling $1,991,000 and $1,010,000, respectively, debt securities totaling $873,000 and asset-backed securities totaling $753,000.

Investment Portfolio Maturities and Yields. The composition and maturities of the investment securities portfolio at December 31, 2009 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
			(dollars in thousands)			
Held to maturity:						
U.S. Government agencies	$ -	$ -	$ -	-	$ 946	4.79%
Mortgage-backed obligations	-	-	171	3.61%	574	4.41%
Total held to maturity securities	$ -	$ -	$ 171	3.61%	$ 1,520	4.65%
Available for sale:						
U.S. Government agencies	$ -	-	$ 9,996	3.27%	$ 94,599	4.01%
Mortgage-backed obligations	-	-	-	-	-	-
Asset-backed securities	-	-	-	-	-	-
Corporate debt securities	8,924	6.88%	62,129	6.64%	15,963	7.00%
Mutual funds or other equity securities	-	-	-	-	-	-
Municipal bonds	-	-	-	-	-	-
Total available for sale securities	$8,924	6.88%	$72,125	6.17%	$110,562	4.44%

	More than Ten Years		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
			(dollars in thousands)		
Held to maturity:					
U.S. Government agencies	$9,775	5.30%	$ 10,721	$ 10,773	5.25%
Mortgage-backed obligations	883	4.77%	1,628	1,689	4.52%
Total held to maturity securities	$10,658	5.25%	$ 12,349	$ 12,462	5.15%
Available for sale:					
U.S. Government agencies	$36,248	4.58%	$140,843	$139,663	4.10%
Mortgage-backed obligations	1,472	5.34%	1,472	1,576	5.34%
Asset-backed securities	-	-	-	8	-
Corporate debt securities	222	6.43%	87,238	92,089	6.73%
Mutual funds or other equity securities	6,556	6.78%	6,556	6,144	6.78%
Mutual bonds	10,000	1.40%	10,000	10,000	1.40%
Total available for sale securities	$54,498	4.29%	$246,109	$249,480	5.00%

Deposits. The following table sets forth the distribution of our total deposit accounts, by account type, for the periods indicated.

	December 31,					
	2009			2008		
	Balance	As % of Total	Weighted Average Rate	Balance	As % of Total	Weighted Average Rate
	(dollars in thousands)					
Noninterest-bearing demand	**$131,818**	**16.5%**	**0.0%**	$118,255	15.2%	0.0%
Interest-bearing demand	**188,252**	**23.5%**	**0.6%**	180,230	23.1%	1.4%
Savings	**40,272**	**5.0%**	**0.2%**	41,357	5.3%	0.4%
Time	**439,404**	**55.0%**	**2.8%**	440,530	56.4%	3.6%
Total deposits	**$799,746**	**100.0%**		$780,372	100.0%	

	December 31,		
	2007		
	Balance	As % of Total	Weighted Average Rate
	(dollars in thousands)		
Noninterest-bearing demand	$120,740	16.7%	0.0%
Interest-bearing demand	223,142	30.9%	3.4%
Savings	45,044	6.2%	0.5%
Time	334,168	46.2%	4.6%
Total deposits	$723,094	100.0%	

As of December 31, 2009, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $271.2 million. The following table sets forth the maturity of those certificates as of December 31, 2009, 2008 and 2007.

	December 31,					
	2009		2008		2007	
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(dollars in thousands)					
Due in one year or less	**$234,685**	**1.71%**	$163,375	2.10%	$140,052	4.43%
Due after one year through three years	**19,930**	**3.89%**	57,431	4.04%	20,207	4.39%
Due after three years	**16,577**	**4.91%**	26,944	4.19%	7,083	5.14%
Total	**$271,192**	**2.06%**	$247,750	2.78%	$167,342	4.46%


Total Deposits
(in millions)
$632.9
$626.3
$723.1
$780.4
$799.7
2005
2006
2007
2008
2009

Borrowings. The following table sets forth information concerning balances and interest rates on all of our short-term borrowings at the dates and for the periods indicated.

	December 31,		
	2009	2008	2007
		(dollars in thousands)	
Outstanding at year end	**$ 11,929**	$ 9,767	$10,401
Maximum month-end outstanding	**26,372**	41,321	45,766
Average daily outstanding	**18,233**	11,379	16,655
Weighted average rate during the year	**0.81%**	2.16%	5.18%
Average rate at year end	**0.23%**	0.19%	3.50%

At December 31, 2009, long-term debt consisted of two advances from the Federal Home Loan Bank. In November 2009, the Company recorded an original $10.0 million amortizing one year advance at a rate of 0.861%. The Company makes monthly principal and interest payments. In December 2009, the Company recorded a $10.0 million interest only bullet advance with a one year maturity at a rate of 0.480%. The Company makes monthly interest payments with the balloon note due in December 2010. The outstanding balance on the long-term debt was $20.0 million at December 31, 2009.

At December 31, 2008, the Company had $8.4 million in long-term borrowings that consisted of an amortizing one year advance from the Federal Home Loan Bank at a rate of 3.140%. The Company made monthly principal and interest payments until this advance matured in October 2009.

During the first quarter of 2009, the Company borrowed $6.0 million on its available line of credit with JP Morgan Chase at a variable interest rate of prime less 100 basis points. The Company injected the cash into the Bank to strengthen its capital. This debt was repaid in 2009.

Stockholders' Equity and Return on Equity and Assets. Stockholders' equity provides a source of permanent funding, allows for future growth and the ability to absorb unforeseen adverse developments. At December 31, 2009, stockholders' equity totaled $94.9 million compared to $65.5 million at December 31, 2008.

Information regarding performance and equity ratios is as follows:

	December 31,		
	2009	2008	2007
Return on average assets	**0.80%**	0.69%	1.30%
Return on average common equity	**10.84%**	8.13%	15.37%
Dividend payout ratio	**50.82%**	64.53%	35.85%

On August 28, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement and a Side Letter Agreement (together, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury Department") pursuant to which the Company has issued and sold to the Treasury Department 2,069.9 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1,000 per share for a total purchase price of $20.7 million. In addition to the issuance of the Series A Stock, as a part of the transaction, the Company issued to the Treasury Department a warrant to purchase 114.44444 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series B, and immediately following the issuance of the Series A stock, the Treasury Department exercised its rights and acquired 103 of the Series B shares through a cashless exercise. See Note 11 to the Consolidated Financial Statements for additional information.

On July 8, 2009, the Company committed to the Federal Reserve Bank (the "FRB") and the Louisiana Office of Financial Institutions (the "OFI") to inject $10.0 million in capital by September 15, 2009. The issuance of preferred stock to the Treasury Department satisfied the $10.0 million capital injection commitment made to the FRB and OFI.

The Company anticipates First Guaranty Bank maintaining a well capitalized status as defined by regulatory standards.

Results of Operations for the Years Ended December 31, 2009 and 2008

Net Income. Net income for the year ended December 31, 2009 was $7.6 million, an increase of $2.1 million or 37.8%, from $5.5 million for the year ended December 31, 2008. Net income available to common shareholders for the year ended December 31, 2009 was $7.0 million, an increase of $1.5 million from the $5.5 million for the year ended December 31, 2008. The largest increase in net income resulted from an increase in securities interest income due to an increase in volume of securities owned. The second largest increase resulted from a $3.8 million decline in the amount of other-than-temporary impairment charges recorded on the securities portfolio. The 2009 other-than-temporary impairment charge was $0.8 million compared to a $4.6 million other-than-temporary impairment charge in 2008. See Note 4 and Note 19 to the Consolidated Financial Statements for additional information. In addition, net gains on sales of securities totaled $2.1 million for the period ended December 31, 2009 compared to net losses of $1,000 realized during the same period in 2008. Net interest income increased by $0.6 million and the provision for loan losses increased $2.5 million. Noninterest expense increased $0.8 million primarily from increased regulatory assessments but was offset by reduced legal and marketing expenses.

Earnings per common share for the year ended December 31, 2009 was $1.26 per common share, an increase of 27.0% or $0.27 per common share from $0.99 per common share for the year ended December 31, 2008.

Net Interest Income. Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. Our long-term objective is to manage this income to provide the


$27.9
$31.2
$33.5
$31.8
$32.3
Net Interest Income
(in millions)
2005
2006
2007
2008
2009

largest possible amount of income while balancing interest rate, credit and liquidity risks.

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2009 was $32.3 million, an increase of $0.6 million or 1.8%, when compared to $31.8 million in 2008. Although the net interest margin declined from 2008 to 2009, increased volumes in interest-earning assets offset the decline in margins therefore increasing net interest income. Loans are our largest interest-earning asset, and 53.7% of our total loans are floating rate loans which are primarily tied to the prime lending rate. After the prime rate dropped 400 basis points in 2008, Management began adding floors to floating rate loans. Loans which have floors greater than the rate due under the variable rate provision are considered fixed rate loans until such time that the floors equals the rate due under the variable rate provision. The loan floors were the first step to managing the net interest income. Although the yield on securities also declined from 2008 to 2009, interest income was enhanced by increased volumes of securities. Management's next focus was on the cost of funds. The cost of our interest-bearing liabilities was positively impacted by the reduction all cost of funds paid on interest-bearing liabilities. As of December 31, 2009, time deposits represented 54.9% of our total deposits, which is a decrease from 56.5% of total deposits at December 31, 2008.

Comparing 2009 to 2008, the average yield on interest-earning assets decreased by 110 basis points and the average rate paid on interest-bearing liabilities decreased by 60 basis points. The net yield on interest-earning assets was 3.6% for the year ended December 31, 2009, compared to 4.2% for 2008.

During the first quarter of 2009, the Company borrowed $6.0 million on its available line of credit at a variable interest rate of prime less 100 basis points. This debt was paid in its entirety during 2009.

The net interest income margin shown below in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities (leverage). The leverage for the year ending December 31, 2009 and 2008 was 82.5% and 80.3%, respectively.

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	Years Ended December 31,								
	2009			2008			2007		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(dollars in thousands)					
Assets									
Interest-earning assets:									
Interest-earning deposits with banks	**$ 35,800**	**$ 388**	**1.1%**	$ 5,725	$ 224	3.9%	$ 1,977	$ 87	4.4%
Securities (including FHLB stock)	**245,952**	**11,085**	**4.5%**	127,586	6,594	5.2%	152,990	8,381	5.5%
Federal funds sold	**24,662**	**34**	**0.1%**	17,247	392	2.3%	8,083	400	4.9%
Loans held for sale	**135**	**7**	**5.1%**	681	45	6.6%	5,216	142	2.7%
Loans, net of unearned income	**599,609**	**35,677**	**6.0%**	600,854	40,406	6.7%	543,946	46,470	8.5%
Total interest-earning assets	**906,158**	**47,191**	**5.2%**	752,093	47,661	6.3%	712,212	55,480	7.8%
Noninterest-earning assets:									
Cash and due from banks	**17,775**			22,468			19,569		
Premises and equipment, net	**16,175**			15,960			14,812		
Other assets	**8,448**			6,503			4,644		
Total	**$948,556**	**$47,191**		$797,024	$47,661		$751,237	$55,480	
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Demand deposits	**$203,467**	**$ 1,179**	**0.6%**	$197,822	$ 2,798	1.4%	$196,805	$ 6,688	3.4%
Savings deposits	**41,747**	**98**	**0.2%**	43,631	193	0.4%	42,564	228	0.5%
Time deposits	**479,255**	**13,310**	**2.8%**	346,282	12,432	3.6%	297,193	13,673	4.6%
Borrowings	**22,907**	**257**	**1.1%**	16,287	458	2.8%	23,450	1,345	5.7%
Total interest-bearing liabilities	**747,376**	**14,844**	**2.0%**	604,022	15,881	2.6%	560,012	21,934	3.9%
Noninterest-bearing liabilities:									
Demand deposits	**117,805**			119,379			121,894		
Other	**6,240**			5,854			5,767		
Total liabilities	**871,421**	**14,844**		729,255	15,881		687,673	21,934	
Stockholders' equity	**77,135**			67,769			63,564		
Total	**$948,556**	**14,844**		$797,024	15,881		$751,237	21,934	
Net interest income		**$32,347**			$31,780			$33,546	
Net interest rate spread [1]			**3.2%**			3.7%			3.9%
Net interest-earning assets [2]	**$158,782**			$148,071			$152,200		
Net interest margin [3]			**3.6%**			4.2%			4.7%
Average interest-earning assets to interest-bearing liabilities			**121.2%**			124.5%			127.2%

(1) *Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.*

(2) *Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.*

(3) *Net interest margin represents net interest income divided by average total interest-earning assets.*

Rate/Volume Analysis. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods indicated. The table distinguishes between (i) changes attributable to rate (change in rate multiplied by the prior period's volume), (ii) changes attributable to volume (changes in volume multiplied by the prior period's rate), (iii) mixed changes (changes that are not attributable to either rate of volume) and (iv) total increase (decrease) (the sum of the previous columns).

	Years Ended December 31,							
	2009 Compared to 2008 Increase (Decrease) Due To				2008 Compared to 2007 Increase (Decrease) Due To			
	Volume	Rate	Rate/ Volume	Increase/ (Decrease)	Volume	Rate	Rate/ Volume	Increase/ (Decrease)
	(in thousands)							
Interest earned on:								
Interest-bearing deposits with banks	**$1,177**	**$ (162)**	**$ (851)**	**$ 164**	$ 165	$ (10)	$ (18)	$ 137
Securities (including FHLB stock)	**6,118**	**(844)**	**(783)**	**4,491**	(1,392)	(474)	79	(1,787)
Federal funds sold	**169**	**(368)**	**(159)**	**(358)**	453	(216)	(245)	(8)
Loans held for sale	**(36)**	**(10)**	**8**	**(38)**	(123)	204	(178)	(97)
Loans, net of unearned income	**(84)**	**(4,655)**	**10**	**(4,729)**	4,862	(9,892)	(1,034)	(6,064)
Total interest income	**7,344**	**(6,039)**	**(1,775)**	**(470)**	3,965	(10,388)	(1,396)	(7,819)
Interest paid on:								
Demand deposits	**80**	**(1,652)**	**(47)**	**(1,619)**	32	(3,904)	(18)	(3,890)
Savings deposits	**(8)**	**(91)**	**4**	**(95)**	6	(40)	(1)	(35)
Time deposits	**4,774**	**(2,816)**	**(1,080)**	**878**	2,258	(3,003)	(496)	(1,241)
Borrowings	**186**	**(275)**	**(112)**	**(201)**	(411)	(685)	209	(887)
Total interest expense	**5,032**	**(4,834)**	**(1,235)**	**(1,037)**	1,885	(7,632)	(306)	(6,053)
Change in net interest income	**$2,312**	**$ (1,205)**	**$ (540)**	**$ 567**	$ 2,080	$ (2,756)	$(1,090)	$(1,766)

Provision for Loan Losses. The provision for loan losses was $4.2 million and $1.6 million in 2009 and 2008, respectively. The increased 2009 provisions were attributable to $2.7 million in net loan charge-offs during 2009 compared to $1.3 million in net loan charge-offs during 2008. Of the loan charge-offs in 2009, approximately $1.6 million were loans secured by real estate of which $0.4 million were construction and land development, $0.6 million were commercial real estate and approximately $0.6 million were residential properties. In 2009, recoveries of $0.2 million were recognized on loans previously charged off as compared to $0.3 million in 2008. Of the loan charge-offs during 2008, approximately $0.7 million were loans secured by real estate of which $0.3 million were commercial real estate and approximately $0.4 million were residential properties. The allowance for loan losses at December 31, 2009 was $7.9 million, compared to $6.5 million at December 31, 2008, and was 1.34% and 1.07% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

Noninterest Income. Noninterest income totaled $7.1 million in 2009, an increase of $6.1 million when compared to $1.1 million in 2008. Service charges, commissions and fees totaled $4.1 million and $4.0

million for the years ended December 31, 2009 and 2008, respectively. Net securities gain were $2.1 million in 2009 compared to $1,000 in net securities losses in 2008. Other-than-temporary impairment charges totaling $0.8 million were taken on securities in 2009 compared to a charge of $4.6 million in 2008. See Note 4 and Note 19 to the Consolidated Financial Statements for additional information. Net gains on sale of loans were $422,000 in 2009 and $210,000 in 2008. Other noninterest income decreased $148,000 to $1.3 million in 2009 from $1.5 million in 2008.

Noninterest Expense. Noninterest expense totaled $24.0 million in 2009 and $23.2 million in 2008. Salaries and benefits remained relatively flat at $10.8 million in 2009 compared to $10.7 million in 2008. At December 31, 2009, 248 employees represented 230 full-time equivalent staff members as compared to 224.5 full-time equivalent staff members in 2008. Occupancy and equipment expense totaled $2.9 million in 2009 and 2008, respectively. Regulatory assessment expense totaled $2.0 million in 2009 compared to $0.8 million in 2008. During the second quarter of 2009, a special assessment was imposed on all financial institutions. The 2009 special assessment for the Company totaled $444,000. The net cost of other real estate and repossessions increased $150,000 in 2009 to $399,000, when compared to $249,000 in 2008. Other noninterest expense totaled $7.9 million in 2009, a decrease of $0.7 million or 8.1% when compared to $8.6 million in 2008.

The following is a summary of the significant components of other noninterest expense:

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2008 and 2009, the Company paid approximately $2.1 million and $2.2 million, respectively, for goods and services from related parties. See Note 14 to the Consolidated Financial Statements for additional information.

Income Taxes. The provision for income taxes for the years ended December 31, 2009 and 2008 was $3.7 million and $2.5 million, respectively. The increased provision for income taxes in 2009 resulted from higher income recognized during 2009 when compared to 2008, which resulted from various tax credit taken. The Company's effective tax rate amounted to 32.9% and 30.9% during 2009 and 2008, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible and various tax credits.

	Years Ended December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Other noninterest expense:			
Legal and professional fees	**$1,254**	$1,496	$1,610
Operating supplies	**537**	572	615
Marketing and public relations	**809**	1,131	842
Data processing	**1,067**	1,063	955
Travel and lodging	**398**	416	439
Taxes - sales and capital	**529**	571	628
Telephone	**192**	185	211
Amortization of core deposit intangibles	**291**	311	203
Other	**2,839**	2,864	2,826
Total other expense	**$7,916**	$8,609	$8,329

Results of Operations for the Years Ended December 31, 2008 and 2007

Net Income. Net income for the year ended December 31, 2008 was $5.5 million, a decrease of $4.3 million or 43.6%, from $9.8 million for the year ended December 31, 2007. The largest decrease in net income resulted from a $4.6 million other-than-temporary impairment charge recorded on the securities portfolio in the third quarter of 2008, resulting in a $3.0 million net of tax decrease in net income. See Note 4 and Note 19 to the Consolidated Financial Statements for additional information. Net interest income decreased by $1.8 million due to market pressure placed on our net interest margin with the decline in market interest rates. In addition, noninterest expense increased due to additional costs related to enhancement of the internal audit and control process, costs associated with education and training of existing and new personnel and the addition of staff.

Earnings per share for the year ended December 31, 2008 was $0.99 per share, a decrease of 43.6% or $0.77 per share from $1.76 per share for the year ended December 31, 2007.

Net Interest Income. Net interest income is the largest component of our earnings. It is calculated by subtracting the cost of interest-bearing liabilities from the income earned on interest-earning assets and represents the earnings from our primary business of gathering deposits and making loans and investments. Our long-term objective is to manage this income to provide the largest possible amount of income while balancing interest rate, credit and liquidity risks.

A financial institution's asset and liability structure is substantially different from that of an industrial company, in that virtually all assets and liabilities are monetary in nature. Accordingly, changes in interest rates, which are generally impacted by inflation rates, may have a significant impact on a financial institution's performance. The impact of interest rate changes depends on the sensitivity to change of our interest-earning assets and interest-bearing liabilities. The effects of the changing interest rate environment in recent years and our interest sensitivity position are discussed below.

Net interest income in 2008 was $31.8 million, a decrease of $1.8 million or 5.3%, when compared to $33.6 million in 2007. The decrease in net interest income reflected a decrease in net interest spread and net interest margin as the yield on our interest-earning assets decreased more than the cost of our interest-bearing liabilities. Loans are our largest interest-earning asset, and 47.4% of our total loans are floating rate loans which are primarily tied to the prime lending rate. During 2008, the prime lending rate decreased 400 basis points which adversely impacted the yield on our interest-earning assets. The cost of our interest-bearing liabilities was adversely impacted by the $106.4 million increase in time deposits, which is currently our most costly interest-bearing liability. As of December 31, 2008, time deposits represented 56.5% of our total deposits, which is an increase from 46.2% of total deposits at December 31, 2007.

Comparing 2008 to 2007, the average yield on interest-earning assets decreased by 150 basis points and the average rate paid on interest-bearing liabilities decreased by 130 basis points. The net yield on interest-earning assets was 4.2% for the year ended December 31, 2008, compared to 4.7% for 2007.

The net interest income margin in the average balance sheet is calculated by dividing net interest income by average interest-earning assets and is a measure of the efficiency of the earnings from balance sheet activities. It is affected by changes in the difference between interest on interest-earning assets and interest-bearing liabilities and the percentage of interest-earning assets funded by interest-bearing liabilities (leverage). The leverage for the year ending December 31, 2008 and 2007 was 80.3% and 78.6%, respectively.

Provision for Loan Losses. The provision for loan losses was $1.6 million and $1.9 million in 2008 and 2007, respectively. The decreased 2008 provisions were attributable to $1.3 million in net loan charge-offs during 2008 compared to $2.7 million in net loan charge-offs during 2007. Of the loan charge-offs in 2008, approximately $0.7 million were loans secured by real estate of which $0.3 million were commercial real estate and approximately $0.4 million were residential properties. In 2008, recoveries of $0.3 million were recognized on loans previously charged off as compared to $1.2 million in 2007. Of the loan charge-offs during 2007, approximately $3.0 million were loans secured by real estate of which $2.2 million were commercial real estate and approximately $0.8 million were residential properties. The allowance for loan losses at December 31, 2008 was $6.5 million, compared to $6.2 million at December 31, 2007, and was 1.07% and 1.08% of total loans, respectively. Management believes that the current level of the allowance is adequate to cover losses in the loan portfolio given the current economic conditions, expected net charge-offs and nonperforming asset levels.

Noninterest Income. Noninterest income totaled $1.1 million in 2008, a decrease of $3.6 million when compared to $4.7 million in 2007. Service charges, commissions and fees totaled $4.0 million and $3.8 million for the years ended December 31, 2008 and 2007, respectively. Net securities losses were $1,000 in 2008, compared to $478,000 in 2007. Other-than-temporary impairment charges totaling $4.6 million were taken on securities in 2008. See Note 4 and Note 19 to the Consolidated Financial Statements for additional information. Net gains on sale of loans were $210,000 in 2008 and $272,000 in 2007. Other noninterest income increased $407,000 to $1.5 million in 2008 from $1.1 million in 2007.

Noninterest Expense. Noninterest expense totaled $23.2 million in 2008 and $21.3 million in 2007. Salaries and benefits increased $1.0 million in 2008 to $10.7 million from $9.7 million in 2007. The increase in salaries resulted from the additional key management personnel including an Internal Audit manager and a chief credit officer. At December 31, 2008, 241 employees represented 224.5 full-time equivalent staff members as compared to 222 full-time equivalent staff members in 2007. Occupancy and equipment expense totaled $2.9 million in 2008 and $2.6 million in 2007. Regulatory assessment expense in 2008 totaled $0.8 million compared to $381,000 in 2007. The net cost of other real estate and repossessions decreased $147,000 in 2008 to $249,000, when compared to $396,000 in 2007. Other noninterest expense totaled $8.6 million in 2008, an increase of $281,000 or 3.4% when compared to $8.3 million in 2007.

Total noninterest expense includes expenses paid to related parties. Related parties include the Company's executive officers, directors and certain business organizations and individuals with which such persons are associated. During the years ended 2006, 2007 and 2008, the Company paid approximately $2.0 million, $2.2 million and $2.1 million, respectively, for goods and services from related parties. See Note 14 to the Consolidated Financial Statements for additional information.

Income Taxes. The provision for income taxes for the years ended December 31, 2008 and 2007 was $2.5 million and $5.2 million, respectively. The decreased provision for income taxes in 2008 resulted from lower income recognized during 2008 when compared to 2007, which resulted from decreases in net interest income, decreases in noninterest income and increases in noninterest expense. The Company's effective tax rate amounted to 30.9% and 34.8% during 2008 and 2007, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible and various tax credits.

Asset/Liability Management and Market Risk

Asset/Liability Management. Our asset/liability management (ALM) process consists of quantifying, analyzing and controlling interest rate risk (IRR) to maintain reasonably stable net interest income levels under various interest rate environments. The principal objective of ALM is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintain adequate levels of liquidity.

The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of loans secured by real estate, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of executive Management and other bank personnel operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

The interest spread and liability funding discussed below are directly related to changes in asset and liability mixes, volumes, maturities and repricing opportunities for interest-earning assets and interest-bearing liabilities. Interest-sensitive assets and liabilities are those which are subject to being repriced in the near term, including both floating or adjustable rate instruments and instruments approaching maturity. The interest sensitivity gap is the difference between total interest-sensitive assets and total interest-sensitive liabilities. Interest rates on our various asset and liability categories do not respond uniformly to changing market conditions. Interest rate risk is the degree to which interest rate fluctuations in the marketplace can affect net interest income.

To maximize our margin, we attempt to be somewhat more asset sensitive during periods of rising rates and more liability sensitive during periods of falling rates. The need for interest sensitivity gap Management is most critical in times of rapid changes in overall interest rates. We generally seek to limit our exposure to interest rate fluctuations by maintaining a relatively balanced mix of rate sensitive assets and liabilities on a one-year time horizon. The mix is relatively difficult to manage. Because of the significant impact on net interest margin from mismatches in repricing opportunities, the asset-liability mix is monitored periodically depending upon Management's assessment of current business conditions and the interest rate outlook. Exposure to interest rate fluctuations is maintained within prudent levels by the use of varying investment strategies.

We monitor interest rate risk using an interest sensitivity analysis set forth on the following table. This analysis, which we prepare monthly, reflects the maturity and repricing characteristics of assets and liabilities over various time periods. The gap indicates whether more assets or liabilities are subject to repricing over a given time period. The interest sensitivity analysis at December 31, 2009 shown below reflects a liability-sensitive position with a negative cumulative gap on a one-year basis.

	Interest Sensitivity at December 31, 2009				
	Three Months Or Less	Over Three Months thru 12 Months	Total One Year	Over One Year	Total
			(dollars in thousands)		
Earning Assets:					
Loans (including loans held for sale)	$ 198,160	$ 118,637	$ 316,797	$273,105	$589,902
Securities (including FHLB stock)	3,927	7,703	11,630	252,746	264,376
Federal funds sold	13,279	-	13,279	-	13,279
Other earning assets	14	-	14	-	14
Total earning assets	215,380	126,340	341,720	525,851	$867,571
Source of Funds:					
Interest-bearing accounts:					
Demand deposits	138,774	-	138,774	49,478	188,252
Savings deposits	10,067	-	10,067	30,205	40,272
Time deposits	159,239	190,480	349,719	89,685	439,404
Short-term borrowings	11,929	-	11,929	-	11,929
Long-term borrowings	-	20,000	20,000	-	20,000
Noninterest-bearing, net	-	-	-	167,714	167,714
Total source of funds	320,009	210,480	530,489	337,082	$867,571
Period gap	(104,629)	(84,140)	(188,769)	188,769	
Cumulative gap	$(104,629)	$(188,769)	$(188,769)	$ -	
Cumulative gap as a percent of earning assets	-12.06%	-21.76%	-21.76%		

Net Interest Income at Risk. Net interest income (NII) at risk measures the risk of a decline in earnings due to changes in interest rates. The table below presents an analysis of our interest rate risk as measured by the estimated changes in net interest income resulting from an instantaneous and sustained parallel shift in the yield curve at December 31, 2009. Shifts are measured in 100 basis point increments (+200 through -200 basis points,) from base case. Base case encompasses key assumptions for asset/liability mix, loan and deposit growth, pricing, prepayment speeds, deposit decay rates, securities portfolio cash flows and reinvestment strategy and the market value of certain assets under the various interest rate scenarios. The base case scenario assumes that the current interest rate environment is held constant throughout the forecast period; the instantaneous shocks are performed against that yield curve.

Change in Interest Rates	Estimated Increase (Decrease) in NII December 31, 2009
(basis points)	
-200	-17.18%
-100	-7.47%
Stable	0.0%
+100	3.41%
+200	6.19%


$74.2
$66.4
$65.5
$59.5
$53.9
Common Stockholders' Equity
(in millions)
2005
2006
2007
2008
2009

The increasing rate scenarios shows higher levels of net interest income while the decreasing scenarios show higher levels of volatility and subsequently lower levels of NII. These scenarios are instantaneous shocks that assume balance sheet Management will mirror base case. Should the yield curve begin to rise or fall, Management has several strategies available to maximize earnings opportunities or offset the negative impact to earnings. For example, in a falling rate environment, deposit pricing strategies could be adjusted to further sway customer behavior to non-contractual or short-term (less than 12 months) contractual deposit products which would reset downward with the changes in the yield curve and prevailing market rates. Another opportunity at the start of such a cycle would be reinvesting the securities portfolio cash flows into longer term, non-callable bonds that would lock in higher yields.

Even if interest rates change in the designated amounts, there can be no assurance that our assets and liabilities would perform as anticipated. Additionally, a change in the U.S. Treasury rates in the designated amounts accompanied by a change in the shape of the U.S. Treasury yield curve would cause significantly different changes to NII than indicated above. Strategic management of our balance sheet and earnings would be adjusted to accommodate these movements. As with any method of measuring IRR, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. We consider all of these factors in monitoring its exposure to interest rate risk.

Liquidity and Capital Resources

Liquidity and Capital Resources. Liquidity refers to the ability or flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available to meet customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Liquid assets include cash and due from banks, interest-earning demand deposits with banks, federal funds sold and available for sale investment securities. Including securities pledged to collateralize public fund deposits, these assets represent 31.8%, 22.1% and 20.3% of the total liquidity base at December 31, 2009, 2008 and 2007, respectively. In addition, we maintained borrowing availability with the Federal Home Loan Bank of Dallas, or FHLB, approximating $92.9 million and $63.1 million at December 31, 2009 and December 31, 2008, respectively. We also maintain federal funds lines of credit totaling $63.2 million at three other correspondent banks, of which $63.2 million was available at December 31, 2009, and $63.2 million was available at December 31, 2008. Management believes there is sufficient liquidity to satisfy current operating needs.

Regulatory Capital. Risk-based capital regulations adopted by the FDIC require banks to achieve and maintain specified ratios of capital to risk-weighted assets. Similar capital regulations apply to bank holding companies. The risk-based capital rules are designed to measure "Tier 1" capital (consisting of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock and trust preferred securities, net of goodwill and other intangible assets and accumulated other comprehensive income) and total capital in relation to the credit risk of both on- and off- balance sheet items. Under the guidelines, one of its risk weights is applied to the different on balance sheet items. Off-balance sheet items, such as loan commitments, are also subject to risk weighting. All bank holding companies and banks must maintain a minimum total capital to total risk weighted assets ratio of 8.00%, at least half of which must be in the form of core or Tier 1 capital. These guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels.

At December 31, 2009, we satisfied the minimum regulatory capital requirements and were well capitalized within the meaning of federal regulatory requirements.

Off-Balance Sheet Arrangements

We had $140.0 million, $155.0 million and $105.0 million in letters of credit issued by the FHLB of Dallas at December 31, 2009, 2008 and 2007, respectively, which was used as collateral for public fund deposits.

Contractual Obligations

The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at December 31, 2009. The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

At of December 31, 2009, our contractual obligations were as follows:

	Payments Due by Period			
	One Year or Less	One Through Three Years	Over Three Years	Total
		(in thousands)		
Operating leases	$ 11	$ 21	$ 74	$ 106
Time deposits	349,719	50,529	39,156	439,404
Short-term borrowings	11,929	-	-	11,929
Long-term borrowings	20,000	-	-	20,000
Total	$381,659	$50,550	$39,230	$471,439

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable or controllable, the Company regularly monitors its interest rate position and oversees its financial risk Management by establishing policies and operating limits (see "Asset/Liability Management and Market Risk" section). Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2010.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

For discussion on this matter, see the "Asset/Liability Management and Market Risk" section of this analysis.



Castaing Hussey & Lolan, LLC
— *Certified Public Accountants*

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA
Robin G. Freyou, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Shalee M. Landry, CPA
Donna Lasseigne, CPA

Report Of Independent Registered Accounting Firm

To the Stockholders and Board of Directors

First Guaranty Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of First Guaranty Bancshares, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Guaranty Bancshares, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Castaing, Hussey & Lolan, LLC

Castaing, Hussey & Lolan, LLC

New Iberia, Louisiana

March 31, 2010

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	2008
	(dollars in thousands, except share data)	
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 33,425	$ 77,159
Interest-earning demand deposits with banks	14	20
Federal funds sold	13,279	838
Cash and cash equivalents	46,718	78,017
Interest-earning time deposits with banks	-	21,481
Investment securities:		
Available for sale, at fair value	249,480	114,406
Held to maturity, at cost (estimated fair value of $12,462 and $24,936 respectively)	12,349	24,756
Investment securities	261,829	139,162
Federal Home Loan Bank stock, at cost	2,547	944
Loans held for sale	-	-
Loans, net of unearned income	589,902	606,369
Less: allowance for loan losses	7,919	6,482
Net loans	581,983	599,887
Premises and equipment, net	16,704	16,141
Goodwill	1,999	1,980
Intangible assets, net	1,893	2,078
Other real estate, net	658	568
Accrued interest receivable	5,807	4,611
Other assets	10,709	6,364
Total Assets	$930,847	$871,233
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing demand	$131,818	$118,255
Interest-bearing demand	188,252	180,230
Savings	40,272	41,357
Time	439,404	440,530
Total deposits	799,746	780,372
Short-term borrowings	11,929	9,767
Accrued interest payable	2,519	3,033
Long-term borrowings	20,000	8,355
Other liabilities	1,718	4,219
Total Liabilities	835,912	805,746
Stockholders' Equity		
Preferred stock:		
Series A - $1,000 par value - authorized 5,000 shares; issued and outstanding 2,069.9 shares	19,630	-
Series B - $1,000 par value - authorized 5,000 shares; issued and outstanding 103 shares	1,140	-
Common stock:		
$1 par value - authorized 100,600,000 shares; issued and outstanding 5,559,644 shares	5,560	5,560
Surplus	26,459	26,459
Retained earnings	40,069	36,626
Accumulated other comprehensive income (loss)	2,077	(3,158)
Total Stockholders' Equity	94,935	65,487
Total Liabilities and Stockholders' Equity	$930,847	$871,233

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2009	**2008**	**2007**
	(dollars in thousands, except share data)		
Interest Income:			
Loans (including fees)	**$35,677**	$40,406	$46,470
Loans held for sale	**7**	45	142
Deposits with other banks	**388**	224	87
Securities (including FHLB stock)	**11,085**	6,594	8,381
Federal funds sold	**34**	392	400
Total Interest Income	**47,191**	47,661	55,480
Interest Expense:			
Demand deposits	**1,179**	2,798	6,688
Savings deposits	**98**	193	228
Time deposits	**13,310**	12,432	13,673
Borrowings	**257**	458	1,345
Total Interest Expense	**14,844**	15,881	21,934
Net Interest Income	**32,347**	31,780	33,546
Provision for loan losses	**4,155**	1,634	1,918
Net Interest Income after Provision for Loan Losses	**28,192**	30,146	31,628
Noninterest Income:			
Service charges, commissions and fees	**4,146**	3,990	3,822
Net gains (losses) on sale of securities	**2,056**	(1)	(478)
Loss on securities impairment	**(829)**	(4,611)	-
Net gains on sale of loans	**422**	210	272
Other	**1,341**	1,489	1,082
Total Noninterest Income	**7,136**	1,077	4,698
Noninterest Expense:			
Salaries and employee benefits	**10,752**	10,653	9,662
Occupancy and equipment expense	**2,891**	2,903	2,573
Regulatory assessment expense	**2,049**	827	381
Net cost of other real estate and repossessions	**399**	249	396
Other	**7,916**	8,609	8,329
Total Noninterest Expense	**24,007**	23,241	21,341
Income Before Income Taxes	**11,321**	7,982	14,985
Provision for income taxes	**3,726**	2,470	5,213
Net Income	**7,595**	5,512	9,772
Preferred Stock Dividends	**(594)**	-	-
Income Available to Common Shareholders	**$ 7,001**	$ 5,512	$ 9,772
Per Common Share:			
Earnings	**$1.26**	$0.99	$1.76
Cash dividends paid	**$0.64**	$0.64	$0.63
Average Common Shares Outstanding	**5,559,644**	5,559,644	5,559,644

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Series A Preferred Stock $1,000 Par	Series B Preferred Stock $1,000 Par	Common Stock $1 Par	Surplus	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total
				(in thousands)			
Balance December 31, 2006 as previously reported	$ -	$ -	$5,560	$26,459	$28,818	$ (905)	$59,932
Correction of an error	-	-	-	-	(416)	-	(416)
Balance December 31, 2006 as restated	-	-	5,560	26,459	28,402	(905)	59,516
Net income	-	-	-	-	9,772	-	9,772
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	-	570	570
Comprehensive income							10,342
Cash dividends on common stock ($0.63 per share)			-	-	(3,503)	-	(3,503)
Balance December 31, 2007	-	-	5,560	26,459	34,671	(335)	66,355
Net income	-	-	-	-	5,512	-	5,512
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	-	(2,823)	(2,823)
Comprehensive income							2,689
Cash dividends on common stock ($0.64 per share)	-	-	-	-	(3,557)	-	(3,557)
Balance December 31, 2008	-	-	5,560	26,459	36,626	(3,158)	65,487
Preferred stock issued	19,551	1,148					20,699
Net income	-	-	-	-	7,595	-	7,595
Change in unrealized loss on available for sale securities, net of reclassification adjustments, and taxes	-	-	-	-	-	5,235	5,235
Comprehensive income							12,830
Cash dividends on common stock ($0.64 per share)	-	-	-	-	(3,558)	-	(3,558)
Preferred stock dividend, amortization and accretion	79	(8)	-	-	(594)	-	(523)
Balance December 31, 2009	**$19,630**	**$1,140**	**$5,560**	**$26,459**	**$40,069**	**$2,077**	**$94,935**

See Notes to Consolidated Financial Statements.

FIRST GUARANTY BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2009	2008	2007
		(in thousands)	
Cash Flows From Operating Activities:			
Net income	$ 7,595	$ 5,512	$ 9,772
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,155	1,634	1,918
Depreciation and amortization	1,413	1,451	1,238
Amortization of premium/discount on investments	(768)	(807)	(1,011)
(Gain) Loss on call/sale of securities	(2,066)	1	478
Gain on sale of assets	(385)	(211)	(272)
Other than temporary impairment charge on securities	829	4,611	-
ORE writedowns and loss on disposition	270	113	180
FHLB stock dividends	(3)	(32)	(134)
Net decrease in loans held for sale	-	3,959	31,090
Change in other assets and liabilities, net	(8,514)	3,326	(779)
Net Cash Provided By Operating Activities	2,526	19,557	42,480
Cash Flows From Investing Activities:			
Proceeds from maturities and calls of HTM securities	22,187	11,740	10,493
Proceeds from maturities, calls and sales of AFS securities	1,281,594	756,642	627,001
Funds invested in AFS securities	(1,419,358)	(773,772)	(575,534)
Proceeds from sale of Federal Home Loan Bank stock	-	1,900	4,175
Funds invested in Federal Home Loan Bank stock	(1,599)	(1,857)	(639)
Proceeds from maturities of time deposits with banks	35,094	2,923	-
Funds invested in time deposits with banks	(13,613)	(22,216)	-
Net decrease (increase) in loans	12,620	(33,196)	(31,222)
Proceeds from sale of mortgage servicing rights	-	-	583
Purchase of premises and equipment	(1,631)	(1,017)	(801)
Proceeds from sales of premises and equipment	24	-	-
Proceeds from sales of other real estate owned	768	443	3,103
Cash paid in excess of cash received in acquisition	-	(72)	(10,646)
Net Cash (Used In) Provided By Investing Activities	(83,914)	(58,482)	26,513
Cash Flows From Financing Activities:			
Net increase in deposits	19,382	57,194	29,355
Net increase (decrease) in federal funds purchased and short-term borrowings	2,162	(634)	3,817
Proceeds from long-term borrowings	20,000	10,000	-
Repayment of long-term borrowings	(8,355)	(4,738)	(64,802)
Proceeds from issuance of preferred stock	20,699	-	-
Dividends paid	(3,799)	(3,557)	(3,503)
Net Cash Provided By (Used In) Financing Activities	50,089	58,265	(35,133)
Net (Decrease) Increase In Cash and Cash Equivalents	(31,299)	19,340	33,860
Cash and Cash Equivalents at the Beginning of the Period	78,017	58,677	24,817
Cash and Cash Equivalents at the End of the Period	$ 46,718	$ 78,017	$ 58,677
Noncash Activities:			
Loans transferred to foreclosed assets	$ 1,129	$ 751	$ 1,118
Cash Paid During The Year:			
Interest on deposits and borrowed funds	$ 15,357	$ 15,804	$ 22,048
Income taxes	$ 4,300	$ 1,200	$ 6,015

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements

Note 1.
Business and Summary of Significant Accounting Policies

Business

First Guaranty Bancshares, Inc. (the "Company") is a Louisiana corporation. On July 27, 2007 the Company became the parent of First Guaranty Bank. The Company owns all of the outstanding shares of common stock of First Guaranty Bank. First Guaranty Bank (the "Bank") is a Louisiana state-chartered commercial bank that provides a diversified range of financial services to consumers and businesses in the communities in which it operates. These services include consumer and commercial lending, mortgage loan origination, the issuance of credit cards and retail banking services. The Bank has 17 banking offices and 25 automated teller machines (ATMs) in northern and southern Louisiana.

Summary of significant accounting policies

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to predominant accounting practices within the banking industry. The more significant accounting and reporting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of First Guaranty Bancshares, Inc. (the "Company"), and its wholly owned subsidiary, First Guaranty Bank (the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term economic environment and market conditions relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and real estate owned, the Company obtains independent appraisals for significant properties.

Available for sale investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders' equity and included in other comprehensive income (loss). The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument.

Any security that has experienced a decline in value, which Management believes is deemed other-than-temporary, is reduced to its estimated fair value by a charge to operations. In estimating other-than-temporary impairment losses, Management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses on security transactions are computed using the specific identification method. Amortization of premiums and discounts is included in interest and dividend income. Discounts and premiums related to debt securities are amortized using the effective interest rate method. The Company did not have any derivative financial instruments as of December 31, 2009 or 2008.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents are defined as cash, due from banks, interest-bearing demand deposits with banks and federal funds sold with maturities of three months or less.

Securities

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. At December 31, 2009, the securities portfolio contained two classifications of securities - held to maturity and available for sale. At December 31, 2009, $249.5 million were classified as available for sale and $12.3 million were classified as held to maturity.

Debt securities that Management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities available for sale are stated at fair value. The unrealized difference, if any, between amortized cost and fair value of these securities is excluded from income and is reported, net of deferred taxes, as a component of stockholders' equity. Realized gains and losses on securities are computed based on the specific identification method and are reported as a separate component of other income.

Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer (3) the recovery of contractual principal and interest and (4) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The Company has a required investment in Federal Home Loan Bank stock that is carried at cost that approximates fair value. This stock must be maintained by the Company.

Loans held for sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. Buyers generally have recourse to return a purchased loan under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties and documentation deficiencies.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans are recognized based on the differences between the selling price and the carrying value of the related mortgage loans sold.

Loans

Loans are stated at the principal amounts outstanding, net of unearned income and deferred loan fees. In addition to loans issued in the normal course of business, overdrafts on customer deposit accounts are considered to be loans and reclassified as such. At December 31, 2009 and 2008, $116,000 and $161,000, respectively, in overdrafts have been reclassified to loans. Interest income on all classifications of loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when Management believes, after considering economic and business conditions and collection efforts, the borrower's financial condition is such that reasonable doubt exists as to the full and timely collection of principal and interest. This evaluation is made for all loans that are 90 days or more contractually past due. When a loan is placed in non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Loans are returned to accrual status when, in the judgment of Management, all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months.

All loans, except mortgage loans, are considered past due if it is past due 30 days. Mortgage loans are considered past due when two consecutive payments have been missed. Loans that are past due 90-120 days and deemed uncollectible are charged off. The loan charge off is a reduction of the allowance for loan losses.

Loan fees and costs

Nonrefundable loan origination and commitment fees and direct costs associated with originating loans are deferred and recognized over the lives of the related loans as an adjustment to the loans' yield using the level yield method.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when Management believes that the collectability of the principal is unlikely. The allowance, which is based on evaluation of the collectability of loans and prior loan loss experience, is an amount that Management believes will be adequate to reflect the risks inherent in the existing loan portfolio and exist at the reporting date. The evaluations take into consideration a number of subjective factors including changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect a borrower's ability to pay, adequacy of loan collateral and other relevant factors. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require additional recognition of losses based on their judgments about information available to them at the time of their examination.

Although Management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from Management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or can be reasonably estimated. All loan losses are charged to the allowance for loan losses when the loss actually occurs or when Management believes that the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect Management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Goodwill and Intangible assets

Intangible assets are comprised of goodwill and core deposit intangibles. Goodwill is accounted for in accordance with FASB ASC 350, Intangibles – Goodwill and Other (SFAS No. 142). Under FASB ASC 350, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the provision of FASB ASC 350. The Company's goodwill is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, declining operations, or other factors could result in a decline in the implied fair value of goodwill. If the implied fair value is less than the carrying amount, a loss would be recognized in other non-interest expense to reduce the carrying amount to implied fair value of goodwill. A goodwill impairment test includes two steps. Step one, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. Step two of the goodwill impairment test compares the implied estimated fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of goodwill for that reporting unit exceeds the implied fair value of that unit's goodwill, an impairment loss is recognized in an amount equal to that excess. The Company did not record goodwill impairment charges in 2009 or 2008.

Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own on in combination with related contract, asset or liability. The Company's intangible assets primarily relate to core deposits. These core deposit intangibles are amortized on a straight-line basis over terms ranging from seven to 15 years. Management periodically evaluates whether events or circumstances have occurred that would result in impairment of value.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings and improvements	10-40 years
Equipment, fixtures and automobiles	3-10 years

Expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives. Repairs, maintenance and minor improvements are charged to operating expense as incurred. Gains or losses on disposition, if any, are recorded in the Statements of Income.

Other real estate

Other real estate includes properties acquired through foreclosure or acceptance of deeds in lieu of foreclosure. These properties are recorded at the lower of the recorded investment in the property or its fair value less the estimated cost of disposition. Any valuation adjustments required prior to foreclosure are charged to the allowance for loan losses. Subsequent to foreclosure, losses on the periodic revaluation of the property are charged to current period earnings as other real estate expense. Costs of operating and maintaining the properties are charged to other real estate expense as incurred. Any subsequent gains or losses on dispositions are credited or charged to income in the period of disposition.

Off-balance sheet financial instruments

The Company accounts for its guarantees in accordance with the provisions of ASC Topic 460 (formerly Financial Accounting Standards Board ("FASB") Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commitments to fund commercial real estate, construction and land development loans secured by real estate, and performance standby letters of credit. Such financial instruments are recorded when they are funded.

Income taxes

The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. In lieu of Louisiana state income tax, the Bank is subject to the Louisiana bank shares tax, which is included in noninterest expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2006.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be utilized.

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items along with net income, are components of comprehensive income. The components of other comprehensive income and related tax effects are presented in the Statements of Changes in Stockholders' Equity and Note 17 of the Consolidated Notes to the Financial Statements.

Earnings per common share

Earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. No convertible shares or other agreements to issue common stock are outstanding.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued an update to ASC Topic 105, *Generally Accepted Accounting Principles* (Statement No. 168, *"The FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162).* ASC 105 states that the *FASB Accounting Standards Codification (Codification)* will become the source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles *(U.S. GAAP).* The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009.

The Codification became effective for the Company during its interim period ending September 30, 2009 and did not have an impact on its financial condition or results of operations.

On June 12, 2009, the FASB issued updates to ASC Topic 860, *Transfers and Servicing* (SFAS No. 166, *Accounting for Transfers of Financial Assets*) and FASB ASC 810, (SFAS No.167, Amendments to FASB Interpretation No. 46(R)), which change the way entities account for securitizations and special-purpose entities.

The update to ASC Topic 860 will require more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. The update also eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets and requires additional disclosures.

The update to FASB ASC Topic 810 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance.

The update to both ASC Topic 860 and ASC Topic 810 will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The recognition and measurement provisions of ASC Topic 860 shall be applied to transfers that occur on or after the effective date. Management has not determined the impact adoption may have on the Company's consolidated financial statements.

In May 2009, the FASB issued an update to ASC Topic 855, *Subsequent Events* (SFAS No. 165, *Subsequent Events*). ASC Topic 855 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. ASC Topic 855 is effective for interim and annual periods ending after June 15, 2009. ASC Topic 855 was effective for the Company as of June 30, 2009. The adoption of ASC Topic 855 did not have a material impact on our financial condition, results of operations, or disclosures.

In May 2009, FASB issued an update to ASC Topic 855, *Subsequent Events* with the objective to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC Topic 855 sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC Topic 855 is effective for interim and annual financial periods ending after June 15, 2009. The adoption of ASC Topic 855 on June 30, 2009, did not have an impact on the Company's consolidated financial statements.

In April 2009, the FASB issued an update to ASC Topic 820-10-65-4, *Transition Related to FASB Staff Position FAS 157-4*. This ASC update affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction; includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market is inactive; eliminates the presumption that all transactions are distressed unless proven otherwise requiring an entity to base its conclusion on the weight of evidence; and requires an entity to disclose a change in valuation technique resulting from application of the FSP and to quantify its effects, if practicable. ASC Topic 820-10-65-4 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

The Company adopted this ASC in the second quarter. The adoption had no material effect on the results of operations or financial position.

In April 2009, the FASB issued an update to ASC Topic 320-10-65-1, *Transition Related to FSP FAS 115-2 and FAS 124-2.* This ASC update changes existing guidance for determining whether an impairment is other-than-temporary to debt securities; replaces the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis; requires that an entity recognize noncredit losses on held-to-maturity debt securities in other comprehensive income and amortize the amount over the remaining life of the security in a prospective manner by offsetting the recorded value of the asset unless the security is subsequently sold or there are credit losses; requires an entity to present the total other-than-temporary impairment in the statement of earnings with an offset for the amount recognized in other comprehensive income; and at adoption, requires an entity to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income if the entity does not intend to sell the security and it is more likely than not that the entity will be required to sell the security before recovery. ASC Topic 320-10-65-1 is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this ASC in the second quarter. The adoption had no material effect on the results of operations or financial position.

In April 2009, the FASB issued an update to ASC Topic 825-10-65-1, *Transition Related to FSP FAS 107-1 and APB 28-1.FSP 107-1 and APB 28-1.* Under this updated ASC, a publicly traded company shall include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. FASB ASC 825-10-65-1 is effective for interim periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this ASC in the second quarter. The adoption had no material effect on the results of operations or financial position.

In December 2007, the FASB issued an update to ASC Topic 805, *Business Combinations* (SFAS No. 141). ASC Topic 805 establishes principles and requirements for recognition and measurement of assets, liabilities and any noncontrolling interest acquired due to a business combination. This update expands the definitions of a business and a business combination, resulting in an increased number of transactions or other events that will qualify as business combinations. Under ASC Topic 805 the entity that acquires the business (the "acquirer") will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values. As such, an acquirer will not be permitted to recognize the allowance for loan losses of the acquiree. ASC Topic 805 requires the acquirer to recognize goodwill as of the acquisition date, measured as a residual. In most business combinations, goodwill will be recognized to the extent that the consideration transferred plus the fair value of any noncontrolling interests in the acquiree at the acquisition date exceeds the fair values of the identifiable net assets acquired. Under ASC Topic 805, acquisition-related transaction and restructuring costs will be expensed as incurred rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired. ASC Topic 805 is effective for fiscal years beginning after December 15, 2008. The impact on the Company's financial condition or results of operations is dependent on the extent of future business combinations.

Reclassifications

Certain reclassifications have been made to prior year financial statements in order to conform to the classification adopted for reporting in 2009.

Note 2.
Correction of an Error

During 2009, the Company discovered errors related to the calculation of interest expense and prepaid assets for the years ending 2008, 2007 and 2006. As a result, the 2008 adjustments include a reduction of $199,000 in other assets, an increase of $944,000 in other liabilities and a reduction of retained earnings totaling $1,143,000. The 2007 adjustments include a reduction of other assets totaling $66,000, an increase of $842,000 in other liabilities and a reduction of retained earnings totaling $907,000. The portion of the error attributable to years prior to December 31, 2007 was restated as a decrease to retained earnings at December 31, 2006 of $416,000.

Net income previously reported for 2008 totaled $5.7 million compared to restated net income which totaled $5.5 million, a net decrease of $0.2 million. Net income previously reported for 2007 totaled $10.3 million compared to restated net income which totaled $9.8 million, a net decrease of $0.5 million.

Below depicts changes as currently reported (restated) compared to information previously reported.

Note 3.
Cash and Due from Banks

Certain reserves are required to be maintained at the Federal Reserve Bank. The requirement as of December 31, 2009 and 2008 was $13.7 million and $14.1 million, respectively. The Company has accounts at various correspondent banks, excluding the Federal Reserve Bank, which exceeded the FDIC insured limit of $250,000 by $9.0 million at December 31, 2009. This balance was held at JPMorgan Chase, the correspondent bank which is used to clear cash letters.

	Restated For the Years Ended		Previously Reported For the Years Ended		Changes For the Years Ended	
	2008	2007	2008	2007	2008	2007
			(in thousand except per share data)			
Other assets	$ 6,364	$ 5,051	$ 6,563	$ 5,117	$ (199)	$ (66)
Total assets	871,233	807,994	871,432	808,060	(199)	(66)
Other liabilities	4,219	2,096	3,275	1,254	944	842
Total liabilities	805,746	741,640	804,802	740,789	944	842
Retained earnings	36,626	34,671	37,769	35,578	(1,143)	(907)
Total stockholders' equity	65,487	66,355	66,630	67,262	(1,143)	(907)
Interest expense	$ 15,881	$ 21,934	$ 15,733	$ 21,398	$ 148	$ 536
Noninterest expense	23,241	21,341	23,032	21,133	209	208
Provision for income taxes	2,470	5,213	2,591	5,466	(121)	(253)
Net income	5,512	9,772	5,748	10,263	(236)	(491)
Earnings per common share	$ 0.99	$ 1.76	$ 1.03	$ 1.85	$ (0.04)	$(0.09)

Note 4.
Securities

A summary comparison of securities by type at December 31, 2009 and 2008 is shown below.

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)							
Available for sale:								
U.S. Government agencies	**$140,843**	**$ 382**	**$ (1,562)**	**$139,663**	$ 58,389	$132	$ -	$ 58,521
Mortgage-backed obligations	**1,472**	**104**	**-**	**1,576**	1,701	82	(5)	1,778
Asset-backed securities	**-**	**8**	**-**	**8**	532	-	(439)	93
Corporate debt securities	**87,238**	**5,627**	**(776)**	**92,089**	57,773	644	(5,077)	53,340
Mutual funds or other equity securities	**6,556**	**83**	**(495)**	**6,144**	795	26	(147)	674
Municipal bonds	**10,000**	**-**	**-**	**10,000**	-	-	-	-
Total available for sale securities	**$246,109**	**$6,204**	**$ (2,833)**	**$249,480**	$119,190	$884	$(5,668)	$114,406
Held to maturity:								
U.S. Government agencies	**$ 10,721**	**$ 52**	**$ -**	**$ 10,773**	$ 22,680	$160	$ -	$ 22,840
Mortgage-backed obligations	**1,628**	**61**	**-**	**1,689**	2,076	21	(1)	2,096
Total held to maturity securities	**$ 12,349**	**$ 113**	**$ -**	**$ 12,462**	$ 24,756	$181	$ (1)	$ 24,936

The scheduled maturities of securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2009	
	Amortized Cost	Fair Value
	(in thousands)	
Available for sale:		
Due in one year or less	$ 8,924	$ 9,083
Due after one year through five years	72,125	76,441
Due after five years through 10 years	110,562	110,415
Over 10 years	54,498	53,541
Total available for sale securities	$246,109	$249,480
Held to maturity:		
Due in one year or less	$ -	$ -
Due after one year through five years	171	174
Due after five years through 10 years	1,520	1,597
Over 10 years	10,658	10,691
Total held to maturity securities	$ 12,349	$ 12,462

At December 31, 2009 and 2008, approximately $154.5 million and $85.4 million, respectively, in securities were pledged to secure public fund deposits, and for other purposes required or permitted by law. Gross realized gains were $2.1 million, $4,000 and $0 for the years ended December 31, 2009, 2008 and 2007, respectively. Gross realized losses were $61,000, $5,000 and $478,000 for the years ended December 31, 2009, 2008 and 2007. The tax (benefit) provision applicable to these realized net (losses)/gains amounted to $0.7 million, $0 and $(163,000), respectively. Proceeds from sales of securities classified as available for sale amounted to $22.1 million, $0.2 million and $65.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The following is a summary of the fair value of securities with gross unrealized losses and an aging of those gross unrealized losses at December 31, 2009.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(in thousands)			
Available for sale:						
U.S. Treasury and U.S. Government agencies	$74,460	$1,562	$ -	$ -	$74,460	$1,562
Mortgage-backed obligations	-	-	-	-	-	-
Asset-backed securities	-	-	-	-	-	-
Corporate debt securities	1,874	55	4,735	721	6,609	776
Mutual funds or other equity securities	498	2	3,724	493	4,222	495
Total available for sale securities	$76,832	$1,619	$8,459	$1,214	$85,291	$2,833
Held to maturity:						
U.S. Treasury and U.S. Government agencies	$ 9,776	$ 224	$ -	$ -	$ 9,776	$ 224
Mortgage-backed obligations	-	-	-	-	-	-
Total held to maturity securities	$ 9,776	$ 224	$ -	$ -	$ 9,776	$ 224

At December 31, 2009, 59 debt securities and 17 equity securities have unrealized losses of $3.1 million or 3.1% of amortized cost. The gross unrealized losses in the portfolio resulted from increases in market interest rates, illiquidity and declines in net income and other financial indicators caused by the national economy in the market and not from deterioration in the creditworthiness of the issuer. The Company believes that it will collect all amounts contractually due and has the intent and the ability to hold these securities until the fair value is at least equal to the carrying value. The Company had 30 U.S. Government agency securities and nine debt securities that had gross unrealized losses for less than 12 months. The Company had 20 corporate debt securities and 17 equity securities which have been in a continuous unrealized loss position for 12 months or longer. All securities with unrealized losses, greater than 12 months, were classified as available for sale. All securities with unrealized losses, less than 12 months, were classified as available for sale except $9.8 million in agency securities. These securities with unrealized losses resulted from increases in interest rates and illiquidity in the market and not from deterioration in the creditworthiness of the issuer.

During the fourth quarter of 2009, three agency securities with a par value of $10.0 million were transferred from available for sale to held to maturity. These three securities had a fair market value totaling $9.8 and an average maturity of approximately 14 years. The unrealized loss of $224,000 was recorded as a component of other comprehensive loss and will be amortized over the life of the securities or until the security is called.

Irrespective of the classification, accounting and reporting treatment as AFS or HTM securities, if any decline in the market value of a security is deemed to be other-than-temporary, then the security's carrying value shall be written down to fair value and the amount of the write down reflected in earnings. Management evaluates securities for other-than-temporary impairment at least quarterly and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, (iii) the recovery of contractual principal and interest and (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, Management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry reports.

The amount of investment securities issued by government agencies, mortgage-backed and asset-backed securities with unrealized losses and the amount of unrealized losses on those investment securities are primarily the result of market interest rates and illiquidity in the market. The company has the ability and intent to hold these securities until recovery, which may be until maturity.

The corporate debt securities consist primarily of corporate bonds issued by financial institutions, insurance and real estate companies. Also included in corporate debt securities are trust preferred capital securities, many issued by national and global financial services firms. The market values of corporate bonds have declined over the last several months due to larger credit spreads on financial sector debt as well as the real estate markets. The Company believes that the each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability and intent to hold these securities until they recover, which could be at their maturity dates.

Other than the corporate debt securities, the Company attributes the unrealized losses mainly to increases in market interest rates over the yield available at the time the underlying securities were purchased and does not expect to incur a loss unless the securities are sold prior to maturity.

Overall market declines, particularly in the banking and financial institutions, as well as the real estate market, are a result of significant stress throughout the regional and national economy. Securities with unrealized losses, in which the Company has not already taken an OTTI charge, are currently performing according to their contractual terms. Management has the intent and ability to hold these securities for the foreseeable future. The fair value is expected to recover as the securities approach their maturity or repricing date or if market yields for such investments decline. As a result of uncertainties in the market place affecting companies in the financial services industry, it is at least reasonably possible that a change in the estimate will occur in the near term.

Securities that are other-than-temporarily impaired are evaluated at least quarterly. The evaluation includes performance indications of the underlying assets in the security, loan to collateral value, third-party guarantees, current levels of subordination, geographic concentrations, industry analysts reports, sector credit ratings, volatility of the securities fair value, liquidity, leverage and capital ratios, the company's ability to continue as a going concern. If the company is in bankruptcy, the status and potential outcome is also considered.

The Company believes that the securities with unrealized losses reflect impairment that is temporary and that there are currently no securities with other-than-temporary impairment.

During 2009, the Company recorded an impairment writedown totaling $829,000. The impairment writedown consisted of one corporate debt security totaling $243,000 issued by Colonial Bank which had an unrealized loss of $233,000, three asset backed securities totaling $381,000 issued by ALESCO which had unrealized losses of $377,000 and two asset backed securities totaling $205,000 issued by TRAPEZA which had unrealized losses of $200,000.

During 2008 the Company recorded an impairment writedown totaling $4,611,000. The impairment writedown consisted of three preferred stocks of Fannie Mae and Freddie Mac totaling $3,046,000, on a cost basis, which had unrealized losses of $1,991,000 and $1,010,000, respectively, debt securities totaling $727,000 and $240,000 issued by Lehman Brothers and Washington Mutual which had unrealized losses of $634,000 and $239,000, respectively. The Company also recorded an impairment writedown on $510,000 and $739,000 in asset-backed securities issued by

TRAPEZA and ALESCO (CDOs) which had unrealized losses of $344,000 and $409,000, respectively.

At December 31, 2009, the Company's exposure to four investment security issuers exceeded 10.0% of stockholders' equity as follows:

	Amortized Cost	Fair Value
	(in thousands)	
Federal Home Loan Bank (FHLB)	**$ 52,513**	**$ 52,021**
Federal Home Loan Mortgage Corporation (Freddie Mac)	**35,017**	**34,981**
Federal National Mortgage Association (Fannie Mae)	**48,849**	**48,359**
Federal Farm Credit Bank (FFCB)	**18,230**	**18,050**
Total	**$154,609**	**$153,411**

Note 5.
Loans and Allowance for Loan Losses

The following table summarizes the components of the Company's loan portfolio as of December 31, 2009 and 2008:

	December 31,			
	2009		2008	
	Balance	As % of Category	Balance	As % of Category
	(dollars in thousands)			
Real estate				
Construction and land development	**$ 78,686**	**13.3%**	$ 92,029	15.2%
Farmland	**11,352**	**1.9%**	16,403	2.7%
1-4 family residential	**77,470**	**13.1%**	79,285	13.1%
Multifamily	**8,927**	**1.5%**	15,707	2.6%
Non-farm non-residential	**300,673**	**51.0%**	261,744	43.0%
Total real estate	**477,108**	**80.8%**	465,168	76.6%
Agricultural	**14,017**	**2.4%**	18,536	3.0%
Commercial and industrial	**82,348**	**13.9%**	105,555	17.4%
Consumer and other	**17,226**	**2.9%**	17,926	3.0%
Total loans before unearned income	**590,699**	**100.0%**	607,185	100.0%
Less: unearned income	**(797)**		(816)	
Total loans net of unearned income	**$589,902**		$606,369	

The following table summarizes fixed and floating rate loans by maturity and repricing frequencies as of December 31, 2009:

	December 31, 2009		
	Fixed	Floating	Total
		(in thousands)	
One year or less	$224,963	$77,651	$302,614
One to five years	229,276	2,408	231,684
Five to 15 years	25,122	-	25,122
Over 15 years	16,299	-	16,299
Subtotal	495,660	80,059	575,719
Nonaccrual loans			14,183
Total loans net of unearned income	$495,660	$80,059	$589,902

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,		
	2009	2008	2007
		(in thousands)	
Balance, beginning of year	$ 6,482	$ 6,193	$ 6,675
Additional provision from acquisition	-	-	325
Provision charged to expense	4,155	1,634	1,918
Loans charged off	(2,879)	(1,613)	(3,885)
Recoveries	161	268	1,160
Balance, end of year	$7,919	$ 6,482	$ 6,193

The allowance for loan losses is reviewed by Management on a monthly basis and additions thereto are recorded in order to mzaintain the allowance at an adequate level. In assessing the adequacy of the allowance, Management considers a variety of internal and external factors that might impact the performance of individual loans. These factors include, but are not limited to, economic conditions and their impact upon borrowers' ability to repay loans, respective industry trends, borrower estimates and independent appraisals. Periodic changes in these factors impact Management's assessment of each loan and its overall impact on the adequacy of the allowance for loan losses.

As of December 31, 2009, 2008 and 2007, the Company had loans totaling $14.2 million, $9.1 million and $10.3 million, respectively, on which the accrual of interest had been discontinued. As of December 31, 2009, 2008 and 2007, the Company had loans past due 90 days or more and still accruing interest totaling $0.8 million, $205,000 and $547,000, respectively.

The average amount of non-accrual loans in 2009 was $10.6 million compared to $9.9 million in 2008. Had these loans performed in accordance with their original terms, the Company's interest income would have been increased by approximately $0.4 million and $0.5 million for the years ended December 31, 2009 and 2008, respectively. Impaired loans at December 31, 2009 and 2008, including non-accrual loans, amounted to $33.4 million and $11.4 million, respectively. The portion of the allowance for loan losses allocated to all impaired loans amounted to $2.7 million and $1.4 million at December 31, 2009 and 2008, respectively. As of December 31, 2009, the Company has no outstanding commitments to advance additional funds in connection with impaired loans.

The following is a summary of information pertaining to impaired loans as of December 31:

	2009	2008
	(in thousands)	
Impaired loans without a valuation allowance	**$ 5,853**	$ 6,084
Impaired loans with a valuation allowance	**28,080**	5,267
Total impaired loans	**$33,933**	$11,351
Valuation allowance related to impaired loans	**$ 2,967**	$ 1,353
Total nonaccrual loans	**$14,183**	$ 9,129
Total loans past due 90 days and still accruing	**$ 785**	$ 205

	2009	2008	2007
		(in thousands)	
Average investment in impaired loans	**$ 8,979**	$ 9,027	$7,571
Interest income recognized on impaired loans	**$ 184**	$ 1,049	$ 764
Interest income recognized on a cash basis on impaired loans	**$ 565**	$ 283	$ 182

Note 6.
Premises and Equipment

The major categories comprising premises and equipment at December 31, 2009 and 2008 are as follows:

	December 31,	
	2009	2008
	(in thousands)	
Land	**$ 4,514**	$ 4,693
Bank premises	**16,608**	15,333
Furniture and equipment	**14,264**	13,763
Acquired value	**35,386**	33,789
Less: accumulated depreciation	**18,682**	17,648
Net book value	**$16,704**	$16,141

Depreciation expense amounted to approximately $1.0 million, $1.0 million and $0.9 million for 2009, 2008 and 2007, respectively.

Note 7.
Goodwill and Other Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with FASB ASC 350, *Intangibles – Goodwill and Other* (SFAS No. 142). Under FASB ASC 350, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests in accordance with the provision of FASB ASC 350. Other intangible assets continue to be amortized over their useful lives. Goodwill for the year ended December 31, 2009 was $2.0 million and was acquired in the Homestead acquisition in 2007. No impairment charges were recognized during 2009.

Mortgage servicing rights totaled $136,000 at December 31, 2009 and $29,000 at December 31, 2008.

Other intangible assets recorded include core deposit intangibles, which are subject to amortization. The core deposits reflect the value of deposit relationships, including the beneficial rates, which arose from the purchase of other financial institutions and the purchase of various banking center locations from one single financial institution. The following table summarizes the Company's purchased accounting intangible assets subject to amortization.

	December 31,					
	2009			2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)					
Core deposit intangibles	**$7,997**	**$6,240**	**$1,757**	$7,997	$5,948	$2,049
Mortgage servicing rights	**157**	**21**	**136**	32	3	29
Total	**$8,154**	**$6,261**	**$1,893**	$8,029	$5,951	$2,078

Amortization expense relating to purchase accounting intangibles totaled $291,000, $311,000 and $203,000 for the year ended December 31, 2009, 2008 and 2007, respectively. The weighted average amortization period of these assets is 9.3 years. Estimated future amortization expense is as follows:

For the Years Ended December 31,	Estimated Amortization Expense
	(in thousands)
2010	$218
2011	$218
2012	$216
2013	$185
2014	$185

These estimates do not assume the addition of any new intangible assets that may be acquired in the future nor any writedowns resulting from impairment.

Note 8.
Other Real Estate

As of December 31, 2009 and 2008 other real estate, net, (ORE) totaled $0.7 million and $0.6 million. ORE consisted of $292,000 of 1-4 family residential properties and $366,000 non-farm non-residential properties at December 31, 2009. At December 31, 2008, ORE consisted of $89,000 of construction, land development and other loans, $223,000 of 1-4 family residential properties and $256,000 of non-farm nonresidential properties.

Note 9.
Deposits

The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000, was approximately $271.2 million and $247.8 million at December 31, 2009 and 2008, respectively.

At December 31, 2009, the scheduled maturities of time deposits are as follows:

	December 31, 2009
	(in thousands)
Due in one year or less	**$349,719**
Due after one year through three years	**50,529**
Due after three years	**39,156**
Total	**$439,404**

The table above includes brokered deposits totaling $10.1 million in reciprocal time deposits acquired from the Certificate of Deposit Account Registry Service (CDARS). At December 31, 2008, the Company had $13.0 million in brokered deposits.

Note 10.
Borrowings

Short-term borrowings are summarized as follows:

	December 31,	
	2009	2008
	(in thousands)	
Securities sold under agreements to repurchase	**$11,929**	$9,767
Total short-term borrowings	**$11,929**	$9,767

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Interest rates on repurchase agreements are set by Management and are generally based on the 91-day Treasury bill rate. Repurchase agreement deposits are fully collateralized and monitored daily.

The Company's available lines of credit with correspondent banks, including the Federal Home Loan Bank, totaled $156.1 million at December 31, 2009 and $140.4 million at December 31, 2008.

At December 31, 2009, the Company had $142.6 million in blanket lien availability (primarily secured by commercial real estate loans) and $110.3 million in custody status availability (primarily secured by commercial real estate loans and 1-4 family mortgage loans). Total gross availability at the FHLB was $252.9 million at December 31, 2009 but was reduced by its outstanding long-term advance totaling $20.0 million and letters of credit totaling $140.0 million. Net availability with the FHLB at December 31, 2009 was $92.9 million. The Company also had lines available with other correspondent banks totaling $63.2 million at December 31, 2009.

With the exception of the FHLB, no other lines were outstanding with any other correspondent bank at December 31, 2009.

The following schedule provides certain information about the Company's short-term borrowings for the periods indicated.

	December 31,		
	2009	2008	2007
		(dollars in thousands)	
Outstanding at year end	**$11,929**	$ 9,767	$10,401
Maximum month-end outstanding	**26,372**	41,321	45,766
Average daily outstanding	**18,233**	11,379	16,655
Weighted average rate during the year	**0.81%**	2.16%	5.18%
Average rate at year end	**0.23%**	0.19%	3.50%

At December 31, 2009, long-term debt consisted of two advances from the Federal Home Loan Bank. In November 2009, the Company obtained an original $10.0 million amortizing one year advance at a rate of 0.861%. The Company makes monthly principal and interest payments. In December 2009, the Company obtained a $10.0 million interest only advance with a one year maturity at a rate of 0.480%. The Company makes monthly interest payments with the balloon note due in December 2010. The outstanding balance on the long-term debt was $20.0 million at December 31, 2009.

At December 31, 2008, one long-term advance was outstanding at the FHLB totaling $8.4 million with a rate of 3.14% and a maturity date of October 1, 2009.

At December 31, 2009, letters of credit issued by the FHLB totaling $140.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2010. At December 31, 2008, letters of credit issued by the FHLB totaling $155.0 million were outstanding and carried as off-balance sheet items, all of which expire in 2009. The letters of credit are solely used for pledging towards public fund deposits. See Note 18 to the Consolidated Financial Statements for additional information.

Note 11. Issuance of Preferred Stock

On August 28, 2009, the Company entered into a Letter Agreement, which includes a Securities Purchase Agreement and a Side Letter Agreement (together, the "Purchase Agreement"), with the United States Department of the Treasury ("Treasury Department") pursuant to which the Company has issued and sold to the Treasury Department 2,069.9 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1,000 per share for a total purchase price of $20.7 million. In addition to the issuance of the Series A Stock, as a part of the transaction, the Company issued to the Treasury Department a warrant to purchase 114.44444 shares of the Company's Fixed Rate Cumulative Preferred Stock, Series B, and immediately following the issuance of the Series A stock, the Treasury Department exercised its rights and acquired 103 of the Series B shares through a cashless exercise. The newly issued Series A Stock, generally non-voting stock, pays cumulative dividends of 5% for five years, and a rate of 9% dividends, per annum, thereafter. The newly issued Series B Stock, generally non-voting, pays cumulative dividends at a rate of 9% per annum. Both the Series A Stock and the Series B Stock were issued in a private placement.

Note 12. Minimum Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2009 and 2008, that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that Management believes have changed the Bank's category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following table.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2009						
Total risk-based capital:						
First Guaranty Bancshares, Inc.	**$96,514**	**12,97%**	**$59,536**	**8.00%**	**N/A**	**N/A**
First Guaranty Bank	**91,388**	**12.22%**	**59,834**	**8.00%**	**74,793**	**10.00%**
Tier 1 capital:						
First Guaranty Bancshares, Inc.	**88,595**	**11.90%**	**29,768**	**4.00%**	**N/A**	**N/A**
First Guaranty Bank	**83,469**	**11.16%**	**29,917**	**4.00%**	**44,876**	**6.00%**
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	**88,595**	**9.58%**	**36,979**	**4.00%**	**N/A**	**N/A**
First Guaranty Bank	**83,469**	**9.03%**	**36,985**	**4.00%**	**46,231**	**5.00%**
December 31, 2008						
Total risk-based capital:						
First Guaranty Bancshares, Inc.	$71,097	10.11%	$56,242	8.00%	N/A	N/A
First Guaranty Bank	70,441	9.87%	56,190	8.00%	70,237	10.00%
Tier 1 capital:						
First Guaranty Bancshares, Inc.	64,606	9.19%	28,121	4.00%	N/A	N/A
First Guaranty Bank	63,950	8.96%	28,095	4.00%	42,142	6.00%
Tier 1 leverage capital:						
First Guaranty Bancshares, Inc.	64,606	7.88%	32,783	4.00%	N/A	N/A
First Guaranty Bank	63,950	7.81%	32,754	4.00%	40,942	5.00%

Note 13.
Dividend Restrictions

The Federal Reserve Bank has stated that generally, a bank holding company, should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition. As a Louisiana corporation, the Company is restricted under the Louisiana corporate law from paying dividends under certain conditions. The Company is currently required to obtain prior written approval from the FRB before declaring or paying any corporate dividend.

First Guaranty Bank may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. First Guaranty Bank is also subject to regulations that impose minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution. In addition, under the Louisiana Banking Law, dividends may not be paid if it would reduce the unimpaired surplus below 50% of outstanding capital stock in any year.

The Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by the Bank in 2010 without permission will be limited to 2010 earnings.

Accordingly, at January 1, 2010, $89,399,000 of the Company's equity in the net assets of the Bank was restricted. Funds available for loans or advances by the Bank to the Company amounted to $9,139,000. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 14.
Related Party Transactions

In the normal course of business, the Company has loans, deposits and other transactions with its executive officers, directors and certain business organizations and individuals with which such persons are associated. An analysis of the activity of loans made to such borrowers during the year ended December 31, 2009 follows:

	December 31,	
	2009	2008
	(in thousands)	
Balance, beginning of year	$ 22,457	$ 19,120
New loans	16,098	18,947
Repayments	(15,215)	(15,610)
Balance, end of year	$ 23,340	$ 22,457

Unfunded commitments to the Company's directors and executive officers totaled $7.7 million and $12.4 million at December 31, 2009 and 2008, respectively. At December 31, 2009 there were no participations in loans purchased from affiliated financial institutions included in the Company's loan portfolio. During 2008, there were no participations in loans purchased from affiliated financial institutions. Participations sold to affiliated financial institutions totaled $2.4 million and $10.4 million at December 31, 2009 and 2008, respectively.

During the years ended 2009, 2008 and 2007, the Company paid approximately $551,000, $504,000 and $715,000, respectively, for printing services and supplies and office furniture and equipment to Champion Graphic Communications (or subsidiary companies of Champion Industries, Inc.), of which Mr. Marshall T. Reynolds, the Chairman of the Company's Board of Directors, is President, Chief Executive Officer, Chairman of the Board of Directors and holder of 41.8% of the capital stock as of January 15, 2010; approximately $1.4 million, $1.3 million and $1.1 million, respectively, to participate in the Champion Industries, Inc. employee medical benefit plan; and approximately $154,000, $183,000 and $245,000, respectively, to Sabre Transportation, Inc. for travel expenses of the Chairman and other directors. These expenses include, but are not limited to, the utilization of an aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use. The Harrah and Reynolds Corporation, of which Mr. Reynolds is President and Chief Executive Officer and sole shareholder, has controlling interest in Sabre Transportation, Inc.

During the years ended 2009, 2008 and 2007, the Company paid approximately $66,000, $30,000 and $3,000, respectively, to subsidiaries of Hood Automotive Group, of which Mr. Hood is the President. Expenses include the purchases of new Company vehicles and services on Company owned vehicles.

During the year ended 2009, 2008 and 2007 the Company engaged the services of Cashe, Lewis, Coudrain and Sandage, attorneys-at-law, of which Mr. Alton Lewis, a director of the Company, was a partner, to represent the Company with certain legal matters. Mr. Lewis had a 25% ownership interest in the law firm. In October 2009, Mr. Lewis joined the Company as the Chief Executive Officer. As of that date, Mr. Lewis was no longer a partner in the law firm Cashe, Lewis, Coudrain and Sandage. The fees paid to Cashe, Lewis, Coudrain and Sandage for legal services totaled $114,000 for the year period ended September 30, 2009. The fees paid for these legal services totaled $162,000 and $178,000 for the years ended 2008 and 2007.

Note 15.
Employee Benefit Plans

The Company has an employee savings plan to which employees, who meet certain service requirements, may defer one to 20% of their base salaries, six percent of which may be matched up to 100%, at its sole discretion. Contributions to the savings plan were $64,000, $64,000 and $115,000 in 2009, 2008 and 2007, respectively.

An Employee Stock Ownership Plan ("ESOP") benefits all eligible employees. Full-time employees who have been credited with at least 1,000 hours of service during a 12 consecutive month period and who have attained age 21 are eligible to participate in the ESOP. The plan document has been approved by the Internal Revenue Service. Contributions to the ESOP are at the sole discretion of the Company.

Voluntary contributions of $100,000 to the ESOP were made in 2009, 2008 and 2007 for the purchase of shares from third parties at market value. As of December 31, 2009, the ESOP held 21,652 shares.

Note 16.
Income Taxes

The following is a summary of the provision for income taxes included in the Statements of Income:

	Years Ended December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Current	**$3,705**	$ 5,423	$4,632
Deferred	**67**	(2,848)	(40)
Tax credits	**(46)**	(105)	(81)
Tax benefits attributable to items charged to goodwill	-	-	726
Benefit of operating loss carryforward	-	-	(24)
Total	**$3,726**	$ 2,470	$5,213

The difference between income taxes computed by applying the statutory federal income tax rate and the provision for income taxes in the financial statements is reconciled as follows:

	Years Ended December 31,		
	2009	2008	2007
		(dollars in thousands)	
Statutory tax rate	**34.0%**	34.3%	34.2%
Federal income taxes at statutory rate	**$3,854**	$2,739	$5,126
Tax credits	**(46)**	(105)	(81)
Other	**(82)**	(164)	168
Total	**$3,726**	$2,470	$5,213

Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities, and available tax credit carryforwards. Temporary differences between the financial statement and tax values of assets and liabilities give rise to deferred tax assets (liabilities). The significant components of deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	Years Ended December 31,	
	2009	2008
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 2,692**	$ 2,204
Other real estate owned	**36**	45
Impairment writedown on securities	**1,236**	1,568
Unrealized loss on available for sale securities	**-**	1,627
Other	**145**	91
Gross deferred tax assets	**$ 4,109**	$ 5,535
Deferred tax liabilities:		
Depreciation and amortization	**(1,238)**	(1,018)
Unrealized gains on available for sale securities	**(1,070)**	-
Other	**(817)**	(754)
Gross deferred tax liabilities	**(3,125)**	(1,772)
Net deferred tax assets	**$ 984**	$ 3,763

As of December 31, 2009 and 2008, there were no net operating loss carry forwards for income tax purposes.

The FASB ASC 740-10, *Income Taxes* (FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109), clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the consolidated financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2009, 2008 and 2007, the Company did not recognize any interest or penalties in its Consolidated Financial Statements, nor has it recorded an accrued liability for interest or penalty payments.

Note 17.
Comprehensive Income

The following is a summary of the components of other comprehensive income as presented in the Statements of Changes in Stockholders' Equity:

	December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Unrealized gain (loss) on available for sale securities, net	**$ 9,382**	$(8,889)	$ 387
Unrealized loss on held to maturity securities, net	**(224)**	-	-
Reclassification for OTTI losses	**829**	4,611	-
Reclassification adjustments for net losses, realized net income	**(2,056)**	1	478
Other comprehensive income (loss)	**7,931**	(4,277)	865
Income tax (provision) benefit related to other comprehensive income	**(2,696)**	1,454	(295)
Other comprehensive income (loss), net of income taxes	**$ 5,235**	$(2,823)	$ 570

Note 18.
Off-Balance Sheet Items

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of the involvement in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby and commercial letters of credit is represented by the contractual notional amount of those instruments. The same credit policies are used in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless otherwise noted, collateral or other security is not required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on Management's credit evaluation of the counterpart. Collateral requirements vary but may include accounts receivable, inventory, property, plant and equipment, residential real estate and commercial properties.

Standby and commercial letters of credit are conditional commitments to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The majority of these guarantees are short-term, one year or less; however, some guarantees extend for up to three years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral requirements are the same as on-balance sheet instruments and commitments to extend credit.

There were no losses incurred on any commitments in 2009 or 2008.

A summary of the notional amounts of the financial instruments with off-balance sheet risk at December 31, 2009 and 2008 follows:

	December 31,	
	2009	**2008**
	(in thousands)	
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	**$51,132**	$90,938
Standby letters of credit	**7,091**	7,647

Note 19.
Fair Value Measurements

Effective January 1, 2008, the Company adopted the provisions of FASB ASC 820-10-65, *Fair Value Measurements and Disclosures* (SFAS No. 157), for financial assets and liabilities. FASB ASC 820-1-65 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques use certain inputs to arrive at fair value. Inputs to valuation techniques are the assumptions that market participants would use in pricing the asset or liability. They may be observable or unobservable. FASB ASC 820-1-65 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds or credit risks) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements at December 31, 2009, Using			
	Assets/Liabilities Measured at Fair Value December 31, 2009	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Available for sale securities	**$249,480**	**$16,943**	**$223,537**	**$9,000**

Securities Available for Sale.
Securities classified as available for sale are reported at fair value utilizing Level 1, Level 2 and Level 3 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, market yield curves, prepayment speeds, credit information and the instrument's contractual terms and conditions, among other things. Cash flow valuations were performed on Level 3 securities. Level 3 securities consist of two municipal bonds from the same issuer that were purchased in 2009 for $9.0 million. There has been no gain or loss recognized in 2009 on the securities valued utilizing Level 3 inputs. Cash flow valuations were done on these securities to facilitate in the calculation of the other-than-temporary impairment charge taken on those securities in 2008. See Note 4 to the Consolidated Financial Statements for additional information.

Impaired Loans.
Certain financial assets such as impaired loans are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. The fair value of impaired loans was $31.3 million at December 31, 2009. The fair value of impaired loans is measured by either the fair value of the collateral as determined by appraisals or independent valuation (Level 2), or the present value of expected future cash flows discounted at the effective interest rate of the loan (Level 3).

Certain non-financial assets and non-financial liabilities are measured at fair value on a non-recurring basis including assets and liabilities related to reporting units measured at fair value in the testing of goodwill impairment, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Note 20. Financial Instruments

Fair value estimates are generally subjective in nature and are dependent upon a number of significant assumptions associated with each instrument or group of similar instruments, including estimates of discount rates, risks associated with specific financial instruments, estimates of future cash flows and relevant available market information. Fair value information is intended to represent an estimate of an amount at which a financial instrument could be exchanged in a current transaction between a willing buyer and seller engaging in an exchange transaction. However, since there are no established trading markets for a significant portion of the Company's financial instruments, the Company may not be able to immediately settle financial instruments; as such, the fair values are not necessarily indicative of the amounts that could be realized through immediate settlement. In addition, the majority of the financial instruments, such as loans and deposits, are held to maturity and are realized or paid according to the contractual agreement with the customer.

Quoted market prices are used to estimate fair values when available. However, due to the nature of the financial instruments, in many instances quoted market prices are not available. Accordingly, estimated fair values have been estimated based on other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of financial instruments, possible income tax ramifications or estimated transaction costs. The fair value estimates are subjective in nature and involve matters of significant judgment and, therefore, cannot be determined with precision. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations of pension and other postretirement benefits, premises and equipment, other real estate, prepaid expenses, the value of long-term relationships with depositors (core deposit intangibles) and other customer relationships, other intangible assets and income tax assets and liabilities. Fair value estimates are presented for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses have not been considered in the estimates. Accordingly, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market or franchise value of the Company.

Because the standard permits many alternative calculation techniques and because numerous assumptions have been used to estimate the fair values, reasonable comparison of the fair value information with other financial institutions' fair value information cannot necessarily be made.

The methods and assumptions used to estimate the fair values of each class of financial instruments, that are not disclosed above, are as follows:

Cash and due from banks, interest-bearing deposits with banks, federal funds sold and federal funds purchased.

These items are generally short-term in nature and, accordingly, the carrying amounts reported in the Statements of Condition are reasonable approximations of their fair values.

Interest-bearing time deposits with banks.

Time deposits are purchased from other financial institutions for investment purposes. Time deposits with banks do not have a balance greater than $250,000. Interest earned is paid monthly and not reinvested as principal. The carrying amount of interest-bearing time deposits with banks approximates its fair value.

Investment securities.

Fair values are principally based on quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or the use of discounted cash flow analyses.

Loans held for sale.

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans, net.

Market values are computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest receivable.

The carrying amount of accrued interest receivable approximates its fair value.

Deposits.

Market values are actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on an item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Accrued interest payable.
The carrying amount of accrued interest payable approximates its fair value.

Borrowings.
The carrying amount of federal funds purchased and other short-term borrowings approximate their fair values. The fair value of the Company's long-term borrowings is actually computed present values using net present value formulas. The present value is the sum of the present value of all projected cash flows on a item at a specified discount rate. The discount rate is set as an appropriate rate index, plus or minus an appropriate spread.

Other unrecognized financial instruments.
The fair value of commitments to extend credit is estimated using the fees charged to enter into similar legally binding agreements, taking into account the remaining terms of the agreements and customers' credit ratings. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit are based on fees charged for similar agreements or on estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2009 and 2008 the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying values of the financial instruments at December 31, 2009 and 2008 are presented in the following table:

	December 31,			
	2009		2008	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)			
Assets				
Cash and cash equivalents	**$ 46,718**	**$ 46,718**	$ 78,017	$ 78,017
Interest-earning time deposits with banks	**-**	**-**	21,481	21,578
Securities, available for sale	**249,480**	**249,480**	114,406	114,406
Securities, held to maturity	**12,349**	**12,462**	24,756	24,936
Federal Home Loan Bank stock	**2,547**	**2,547**	944	944
Loans, net	**581,983**	**584,248**	599,887	606,486
Accrued interest receivable	**5,807**	**5,807**	4,611	4,611
Liabilities				
Deposits	**$799,746**	**$802,183**	$780,372	$786,928
Borrowings	**31,929**	**31,918**	18,122	18,224
Accrued interest payable	**2,519**	**2,519**	3,033	3,033

There is no material difference between the contract amount and the estimated fair value of off-balance sheet items that are primarily comprised of short-term unfunded loan commitments that are generally priced at market.

Note 21. Concentrations of Credit and Other Risks

Personal, commercial and residential loans are granted to customers, most of who reside in northern and southern areas of Louisiana. Although we have a diversified loan portfolio, significant portions of the loans are collateralized by real estate located in Tangipahoa Parish and surrounding parishes in southeast Louisiana. Declines in the Louisiana economy could result in lower real estate values which could, under certain circumstances, result in losses to the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. Generally, credit is not extended in excess of $8.0 million to any single borrower or group of related borrowers.

Approximately 33.6% of the Company's deposits are derived from local governmental agencies. These governmental depositing authorities are generally long-term customers. A number of the depositing authorities are under contractual obligation to maintain their operating funds exclusively with us. In most cases, the Company is required to pledge securities or letters of credit issued by the Federal Home Loan Bank to the depositing authorities to collateralize their deposits. Under certain circumstances, the withdrawal of all of, or a significant portion of, the deposits of one or more of the depositing authorities may result in a temporary reduction in liquidity, depending primarily on the maturities and/or classifications of the securities pledged against such deposits and the ability to replace such deposits with either new deposits or other borrowings.

Note 22. Litigation

The Company is subject to various legal proceedings in the normal course of its business. It is Management's belief that the ultimate resolution of such claims will not have a material adverse effect on the Company's financial position or results of operations.

Note 23. Commitments and Contingencies

In the ordinary course of business, various outstanding commitments and contingent liabilities arise that are not reflected in the accompanying financial statements. Included among these contingent liabilities are certain provisions in agreements, entered into with outside third parties, to sell loans that may require the Company to repurchase if it becomes delinquent within a specified period of time.

Note 24. Subsequent Events

On January 27, 2010, the Company sold its Benton banking center located at 196 Burt Boulevard to the Law Enforcement District of Bossier for a sale price of $1.8 million. The Law Enforcement District of Bossier paid $1.1 million and the remainder was donated by the Company. A new Benton banking center was opened at 189 Burt Boulevard, Benton, Louisiana. The cost of the new banking center, including land, building, furniture and equipment totaled approximately $1.5 million.

Note 25. Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of First Guaranty Bancshares, Inc. (parent company only) for the dates indicated:

First Guaranty Bancshares, Inc.
Condensed Balance Sheets

	December 31,	
	2009	2008
	(in thousands)	
Assets		
Cash	$ 5,547	$ 93
Investment in bank subsidiary	89,363	64,917
Other assets	409	662
Total Assets	$95,319	$65,672
Liabilities and Stockholders' Equity		
Junior subordinated debentures	-	-
Other liabilities	384	185
Stockholders' Equity	94,935	65,487
Total Liabilities and Stockholders' Equity	$95,319	$65,672

First Guaranty Bancshares, Inc.
Condensed Statements of Income

	Years ended December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Operating Income			
Dividends received from bank subsidiary	**$5,109**	$ 7,200	$ 19,630
Other income	**4**	143	4
Total operating income	**5,113**	7,343	19,634
Operating Expense			
Interest expense	**114**	152	233
Other expense	**501**	703	448
Total operating expense	**615**	855	681
Income before income tax expense and increase in equity in undistributed earnings of subsidiary	**4,498**	6,488	18,953
Income tax benefit	**214**	289	220
Income before increase in equity in undistributed earnings of subsidiary	**4,712**	6,777	19,173
Decrease in equity in undistributed earnings of subsidiary	**2,883**	(1,265)	(15,713)
Net Income	**7,595**	5,512	3,460
Less preferred stock dividends	**(594)**	-	-
Net income available to common shareholders	**$7,001**	$ 5,512	$ 3,460

First Guaranty Bancshares, Inc.
Condensed Statements of Cash Flows

	Years ended December 31,		
	2009	**2008**	**2007**
		(in thousands)	
Cash Flows From Operating Activities			
Net income	$ **7,595**	$ 5,512	$ 3,460
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	-	(16)	-
(Increase) Decrease in equity in undistributed earnings of subsidiary	**(2,883)**	1,265	15,713
Net change in other liabilities	**(83)**	65	(17)
Net change in other assets	**275**	(132)	(49)
Net Cash Provided By Operating Activities	**4,904**	6,694	19,107
Cash Flows From Investing Activities			
Payments for investments in and advances to subsidiary	**(16,350)**	-	(5,489)
Cash paid in excess of cash received in acquisition	-	-	(11,790)
Net Cash Used in Investing Activities	**(16,350)**	-	(17,279)
Cash Flows From Financing Activities			
Proceeds from purchased funds and other short-term borrowings	-	-	17,640
Repayments of purchased funds and other short-term borrowings	-	-	(17,640)
Repayment of long-term debt	-	(3,093)	-
Proceeds from issuance of preferred stock	**20,699**	-	-
Dividends paid	**(3,799)**	(3,557)	(1,779)
Net Cash Provided by (Used In) Financing Activities	**16,900**	(6,650)	(1,779)
Net Increase In Cash and Cash Equivalents	**5,454**	44	49
Cash and Cash Equivalents at the Beginning of the Period	**93**	49	-
Cash and Cash Equivalents at the End of the Period	$ **5,547**	$ 93	$ 49

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

There is no liquid or active market for our common stock. The Company's shares of common stock are not traded on a stock exchange or in any established over-the-counter market. Trades occur primarily between individuals at a price mutually agreed upon by the buyer and seller. Trading in the Company's common stock has been infrequent and such trades cannot be characterized as constituting an active trading market.

The following table sets forth the high and low bid quotations for First Guaranty Bancshares, Inc.'s common stock for the periods indicated. These quotations represent trades of which we are aware and do not include retail markups, markdowns, or commissions and do not necessarily reflect actual transactions. As of December 31, 2009, there were 5,559,644 shares of First Guaranty Bancshares, Inc. common stock issued and outstanding. At December 31, 2009, First Guaranty Bancshares, Inc. had 1,356 shareholders of record.

Our stockholders are entitled to receive dividends when, and if declared by the Board of Directors, out of funds legally available for dividends. We have paid consecutive quarterly cash dividends on our common stock for each of the last ten years and the Board of Directors intends to continue to pay regular quarterly cash dividends. The ability to pay dividends in the future will depend on earnings and financial condition, liquidity and capital requirements, regulatory restrictions, the general economic and regulatory climate and ability to service any equity or debt obligations senior to common stock.

There are legal restrictions on the ability of First Guaranty Bank to pay cash dividends to First Guaranty Bancshares, Inc. Under federal and state law, we are required to maintain certain surplus and capital levels and may not distribute dividends in cash or in kind, if after such distribution we would fall below such levels. Specifically, an insured depository institution is prohibited from making any capital distribution to its shareholders, including by way of dividend, if after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure including the risk-based capital adequacy and leverage standards.

Additionally, under the Louisiana Business Corporation Act, First Guaranty Bancshares, Inc. is prohibited from paying any cash dividends to shareholders if, after the payment of such dividend, if its total assets would be less than its total liabilities or where net assets are less than the liquidation value of shares that have a preferential right to participate in First Guaranty Bancshares, Inc.'s assets in the event First Guaranty Bancshares, Inc. were to be liquidated.

First Guaranty Bancshares, Inc. must seek prior approval from the Federal Reserve Bank before paying dividends to its shareholders.

We have not repurchased any shares of our outstanding common stock during the past year.

	2009			2008		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
Quarter Ended:						
March	**$25.00**	**$17.00**	**$0.16**	$25.00	$24.30	$0.16
June	**17.00**	**17.00**	**0.16**	25.00	25.00	0.16
September	**17.00**	**15.00**	**0.16**	25.00	25.00	0.16
December	**17.00**	**12.00**	**0.16**	25.00	25.00	0.16

Stock Performance Graph

The line graph below compares the cumulative total return for the Company's common stock with the cumulative total return of both the NASDAQ Stock Market Index for U.S. companies and the NASDAQ Index for bank stocks for the period December 31, 2004 through December 31, 2009. The total return assumes the reinvestment of all dividends and is based on a $100 investment on December 31, 2004. It also reflects the stock price on December 31st of each year shown, although this price reflects only a small number of transactions involving a small number of directors of the Company or affiliates or associates and cannot be taken as an accurate indicator of the market value of the Company's common stock.

Cumulative Total Return of First Guaranty Bancshares, Inc. Compared to NASDAQ Bank Index and NASDAQ Composite Index


200
150
100
50
2005
2006
2007
2008
2009
First Guaranty Bancshares, Inc.
NASDAQ Bank Index
NASDAQ Composite Index

	Total Returns for the Year				
	2005	2006	2007	2008	2009
First Guaranty Bancshares, Inc.	$139	$168	$179	$189	$133
NASDAQ Bank Index	$168	$186	$145	$110	$ 90
NASDAQ Composite Index	$101	$110	$121	$ 72	$103

We have no equity based benefit plans.

Corporate Information

Annual Meeting
The Annual Meeting of Stockholders will convene at
2:00 p.m. Central Daylight Time (CDT) on
Thursday, May 20, 2010 in the Auditorium,
First Guaranty Square, 400 East Thomas Street,
Hammond, Louisiana.

Corporate Headquarters
First Guaranty Square
400 East Thomas Street
Hammond, Louisiana 70401-3320
Telephone (985) 345-7685

Stock Transfer Agent
First Guaranty Bank
Corporate Trust
Post Office Box 2009
Hammond, Louisiana 70404-2009

Certified Public Accountants
Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana

Financial and General Information
Persons seeking financial or other information about the Company are invited to contact:

Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0459

Notice to Stockholders
A copy of the First Guaranty Bancshares, Inc. Annual Report filed on Form 10-K with the U.S. Securities and Exchange Commission can be accessed through the Company's website at www.fgb.net or is available without charge by writing:

Michele E. LoBianco
Chief Financial Officer, Treasurer and Secretary
First Guaranty Bancshares, Inc.
Post Office Box 2009
Hammond, Louisiana 70404-2009
Telephone (985) 375-0459



FIRST GUARANTY BANCSHARES, INC.